

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05004902

February 14, 2005

James H. Callwood
Attorney-at-Law
775 Concourse Village East
Suite 20-G
Bronx, NY 10451

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/14/2005

Re: General Electric Company
Incoming letter dated February 2, 2005

Dear Mr. Callwood:

This is in response to your letters dated January 22, 2005 and February 2, 2005, which we received together on February 3, 2005, concerning the shareholder proposal submitted to GE by Sandra G. Holmes. On February 2, 2005, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.



RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

40545

James H. Callwood
Attorney-at-Law
775 Concourse Village East
Suite 20 -G
Bronx, NY 10451
(Tel) (718) 681-7092
e-mail james.callwood@worldnet.att.net

January 22, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Preliminary Introduction to Response of Proponent, Sandra G. Holmes, to NBC/GE Request for No-action Relief Regarding Shareowner Proponent, Sandra G. Holmes

Dear Sirs:

On November 8, 2004, Proponent, Sandra G. Holmes, interposed a shareowner's proposal for inclusion in the 2005 proxy statement to NBC/GE shareowners.

On December 10, 2004, NBC/GE interposed a request for no-action relief, indicating that it wished to exclude Proponent's proposal from the 2005, NBC/GE proxy statement.

In said request for no-action, NBC/GE articulated a number of bases for its request for exclusion, the principle bases being the following:

"The proposal is excludeable because it relates to the redress of a personal claim of grievance against GE, which is not shared by the other shareowners at large.";

- **"The proposal is excludeable, or in the alternative requires revisions, because the proposal is false and misleading and impugns GE's reputation." ;**

- Additionally, it is noted that the NBC/GE No-action request alleges, as an additional justification for its assertion that Proponents proposal is false and misleading that:

  "The statement that Mr. Immelt [The CEO of NBC/GE], "acquiesced" in Allegations of Criminal Conduct is Patently False."

Along with the foregoing broad outlines, NBC/GE has interposed a significant amount of information in the form of various correspondences between Proponent and her attorney which NBC/GE alleges supports its contentions, that Proponent's shareowner's proposal contains information which seeks to redress personal grievances, contains information which is patently false and misleading and impugns NBC/GE's reputation, and incorrectly characterizes the silence of NBC/GE CEO, Jeffrey Immelt in response to allegations of criminal conduct by NBC/GE, as **"acquiescence"**.

In response to the foregoing allegations Proponent is interposing a plenary response which delves into the entire fifteen year history of the interactions of Proponent, Sandra G. Holmes, with NBC/GE in the EEOC action, and the Federal District Court, and Federal Circuit Court actions surrounding the litigation of Sandra Holmes v NBC/GE.

As can well be imagined, the copious amount of correspondence, pleadings, rulings, orders, transcripts, and other documents which have been interposed over a fifteen year period, (more that 90 documents interposed on the District Court level, and more than 40 documents interposed on the 2nd Circuit Court of Appeals level as well as numerous documents in the EEOC, and a number of postings in cyberspace), would, by the sheer volume of information, tend to co-opt the ability of one evaluating said information, to fully understand and appreciate the totality of the equities involved herein

Accordingly, this preliminary statement is being interposed in an attempt to summarize, pinpoint, and sharpen the issues which will be dealt with in a plenary fashion in the full body of Proponent's response. In this regard, please note the following pictures which have been posted on the following website and which form the central basis of the issues involved herein:

http://home.att.net/~james.callwood/SandraGHolmes.html

CRIMINAL CONDUCT AND JUDICIAL MISCONDUCT
IN THE LITIGATION OF <u>SANDRA HOLMES</u> v. <u>NBC/GE</u>

HOW AND WHY THE 2nd CIRCUIT AFFIRMED A NULLITY

Sandra Holmes, an ***African American female*** with a ***35 year*** exemplary employment record at NBC/GE served a ***demand letter*** on ***NBC/GE management*** on ***9/15/93***, alleging sexual harassment, racial discrimination, the intentional infliction of emotional harm, and punitive damages because of a ***malignant and hostile work environment***, of which the display of the following ***lurid pictures*** in the work place was only mildly symptomatic:

First Posting - November 7, 1989



Second Posting - November 8, 1989


SCRATCH
&
SMELL
CENSORED



PARIS

LE CRAZY HORSE


PARIS FRANCE


REPUBLIQUE FRANÇAISE
LA POSTE
REPUBLIQUE FRANÇAISE
LA POSTE
4,20

Dear Peter + cohorts,
Are you offended?
If one is [illegible]
[illegible] is still the place
[illegible] [illegible] and
[illegible] Perhaps that's
the best of both worlds
Perhaps [illegible]

Peter F[illegible]
[illegible] - 4th floor
[illegible]

As can readily be seen, the foregoing pictures, (the facts and circumstances of which are fully explicated in the plenary response filed contemporaneously herewith) reveal that there were ***three*** different postings; the first showing three naked women, involved in a bondage situation, the second showing the breast and anal areas covered with the sarcastic "censored" references, and the third having the crotch area covered with the "scratch and sniff" references.

It is not my purpose in interposing the foregoing pictures, at this juncture, to engage in sensationalism or histrionics, but rather to provide a clear cut, graphic illustration of the extent to which NBC/GE is willing to lie about facts and circumstances when it is self-evident that it is lying.

Then NBC/GE, when one accuses it of lying is such circumstances, will accuse its accuser of making ***patently false and misleading statements and impugning NBC/GE's reputation*** .

At least, that is what has been done here as set out hereinafter.

"In the ***NBC/GE Response*** to Ms. Holmes EEOC Complaint, ***Howard Ganz, attorney for NBC/GE, lied to the EEOC on three separate occasions*** to procure an adverse determination against Ms. Holmes.

- ***The first lie was that there were only two postings of sexually explicit materials four years apart;***
- ***The second lie was that Ms. Holmes requested a transfer to a shift wherein her compensation was reduced by $29,000 per year;***
- ***The third lie was that NBC/GE was not in violation of a 1977 consent decree because the terms of that decree had expired ten years ago.***

The EEOC, accepted Ganz's lies (***even though it was self-evident that Ganz was lying as set out hereinafter***), and rendered an adverse determination, against Ms. Holmes.

Specifically in the NBC/GE EEOC Response, filed on January 5, 1994, Ganz states the following :

"On behalf of the National Broadcasting Company, Inc.("NBC"), we write to provide you with certain information that, we believe, should obviate any need for the Commission to pursue this matter.

The gravamen of the charge filed by Ms. Holmes is that on ***two occasions--once in 1989 and again, four years later, in 1993***-- she observed in the workplace what she considered to be "sexually offensive and degrading" postcards, and that NBC failed to take appropriate remedial action.(emphasis added)
NBC contends that the postcards which Ms. Holmes observed on these ***two isolated occasions would not have been regarded as "sexually offensive and degrading" by a reasonable person***....(emphasis added)

At page 2, first full paragraph, the following language appears:
"***On the first occasion, in 1989***, when the postcard to which Ms. Holmes objected was brought to the attention of NBC management, it was removed from the workplace" ... (emphasis added)
At page 2 second full paragraph, the following language appears:

"Thereafter, Ms. Holmes made no complaint to NBC management with respect to the terms and conditions of her employment until some four years later, she came across another postcard that had (as the charge itself states) not been directed specifically to or at Ms. Holmes, but simply "left by the assignment desk" in her work area." (Emphasis added)

The above statements are out and out lies!!! This is self-evident from the ***three*** postings set out hereinabove on this website

Turning first to the allegation that there were only ***two postings***, one in 1989, and one four years later, documentary evidence of the fact that there were actually ***three postings (as shown hereinabove***) was placed in the fifty seven page demand letter which was presented to NBC/GE management, and appended to and incorporated in the EEOC complaint. So there can be no question that both NBC/GE and the EEOC knew that there were ***three*** postings.

Further, the second posting did not occur four year later, but in fact occurred on the very next night as admitted in paragraph 23 of NBC/GE's Answer to Ms. Holmes' subsequent Federal District Court Complaint.

Specifically, the Federal District Court Complaint which was filed after the EEOC dismissal states the following at paragraph 23:

" (23) The next night a modified version of the postcard (appended to the Demand Letter as Exhibit C) was once again placed upon the bulletin board after, on information and belief, a management edict was reiterated that sexually explicit material was not to be displayed in the workplace."

In response to the foregoing assertion, NBC/GE stated the following in paragraph 23 of their Federal District Court Answer:

"23. Admit the allegations contained in paragraph 23 of the complaint."

Further, at paragraph 31 of the Federal District Court Complaint, the following language appears:

(31) After Mr. Schmerler* [an NBC Vice President] had *had an opportunity to review the material, he expressed outrage that there had been an initial violation of company policy in the first posting, and even stronger ire that there had been what can only be characterized as direct insubordination in the second posting.

In response to the allegations of paragraph 31 of the Federal District Court Complaint, NBC/GE in paragraph 31 of its Answer stated the following:

31. Deny the allegation contained in paragraph 31, except admit that Mr. Schmerler reviewed the 1989 post card ***and its modified version***, and commented about them."

Thus, in contrast to the lies which Howard Ganz told to the EEOC that there were only ***2 postings 4 years apart*** which failed to even acknowledge the existence of the second modified posting, NBC/GE, in its Federal District Court Complaint, openly admit that the second posting, the modified posting occurred the next night.

Still further, the second posting was by far, the most offensive of the three postings, a fact that Mr. Ganz conveniently left out, but which the EEOC was well aware of because it had before it the very self-same materials which Ganz and NBC

management had received by virtue of the demand letter having been placed in the EEOC complaint.

Further, it is important to note that NBC/GE acknowledge, confirm, and admit, in no uncertain terms, in paragraph 32 of its Federal District Court Answer, that said pictures were offensive.

Specifically, at paragraph 32 of Ms. Holmes' Federal District Court Complaint, the following language appears:

(32) He [Mr. Schmerler* an NBC/GE vice president] *further said, in answer to the statement on the face of the card, "Yes, I'm offended".

At paragraph 32 of NBC/GE's answer, the following language appears:

"32. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 32 of the complaint, ***but admit that Mr. Schmerler found the modified post card to be offensive."***

Thus, it is clear that NBC/GE in its Federal District Court Answer, admit that the first two postings contain offensive material, and that Mr. Schmerler was offended by the statement on the front of the third posting, in direct contrast to the Ganz assertion in the EEOC Answer that:

"... the postcards which Ms. Holmes observed on these two isolated occasions would not have been regarded as "sexually offensive and degrading" by a reasonable person...."

In light of the foregoing, I pose the following questions:

Did Howard Ganz lie in his statement to the EEOC wherein he asserts that there were only two postings, three years apart?;

Is it self-evident to anyone who is not blind and has had an opportunity to see the **three** postings that he was lying when he said that there were **two** postings four years apart?

Was he lying when he said that NBC contends that the postcards which Ms. Holmes observed on these ***two isolated occasions would not have been regarded as "sexually***

offensive and degrading" by a reasonable person.?...(emphasis added)

Did NBC/GE in its federal District Court Answer admit all of the things Ganz had lied about when he said the following:

" (23) The next night a modified version of the postcard (appended to the Demand Letter as Exhibit C) was once again placed upon the bulletin board after, on information and belief, a management edict was reiterated that sexually explicit material was not to be displayed in the workplace."

In response to the foregoing assertion, NBC/GE stated the following in paragraph 23 of their Federal District Court Answer:

"23. Admit the allegations contained in paragraph 23 of the complaint."

Further, at paragraph 31 of the Federal District Court Complaint, the following language appears:

(31) After Mr. Schmerler* [an NBC Vice President] had *had an opportunity to review the material, he expressed outrage that there had been an initial violation of company policy in the first posting, and even stronger ire that there had been what can only be characterized as direct insubordination in the second posting.

In response to the allegations of paragraph 31 of the Federal District Court Complaint, NBC/GE in paragraph 31 of its Answer stated the following:

31. Deny the allegation contained in paragraph 31, except admit that Mr. Schmerler reviewed the 1989 post card ***and its modified version***, and commented about them."

Thus, in contrast to the lies which Howard Ganz told to the EEOC that there were only ***2 postings 4 years apart*** which failed to even acknowledge the existence of the second, modified posting, NBC/GE, in its Federal District Court Complaint, openly admit that the second posting, the modified posting occurred the next night.

Still further, the second posting was by far, the most offensive of the three postings, a fact that Mr. Ganz conveniently left out, but which the EEOC was well aware of because it had before it the very self-same materials which Ganz and NBC management had received by virtue of the demand letter having been placed in the

EEOC complaint.

Further, it is important to note that NBC/GE acknowledge, confirm, and admit, in no uncertain terms, in paragraph 32 of its Federal District Court Answer, that said pictures were offensive.

In the face of all that has been said heretofore, please consider the following language in the body of the NBC/GE request for no-action relief:

> ***"As described below, the Proposal consists primarily of unsupported, false and misleading assertions about GE and statements that impugn GE's reputation without factual foundation."***

In response to this assertion I make the following query of NBC/GE:

> "Is your arrogance and your unfaltering belief in your "omnipotence" so great, that you feel that you can simply make any statement, no matter how false, no matter how fraudulent, no matter how demonstrative of a criminal mentality, no matter the degree that it insults the intelligence of anyone who has even a nodding acquaintance with the English language with absolute impunity?!!!

It is outrageous that notwithstanding the copious amounts of definitive evidence which have been interposed which show unequivocally the criminal conduct of NBC/GE, and the fact that this information has been disseminated throughout cyberspace, that NBC/GE would have the nerve, the effrontery, the unmitigated gall to continue to attempt to enlist instrumentalities of government to aid and abet in the pursuit of their nefarious purposes.

I ask that the reader to review, and dissect the entire website - Exhibit D - before thoroughly digesting the plenary response with appended exhibits which establishes, unequivocally that NBC/GE and its outside Counsel , and the instrumentalities of government which it has co-opted, have engaged in criminal conduct, deserving of denial of no -action relief, and SEC referral of said conduct to the Department of Justice for criminal prosecution.

Respectfully Submitted,



James H. Callwood

James H. Callwood
Attorney-at-Law
775 Concourse Village East
Suite 20 -G
Bronx, NY 10451
(Tel) (718) 681-7092
e-mail james.callwood@worldnet.att.net

February 2, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Plenary Response to NBC/GE Response to Proponent Sandra Holmes's Share owner's Proposal

Dear Sirs:

Enclosed herein are six copies of Proponent, Sandra Holmes's response to NBC/GE's request for no-action relief regarding NBC/GE's exclusion of Proponent's shareowner's proposal from the 2005 GE proxy Statement

Also included is a copy of Shareowner's Preliminary introduction which was previously faxed in this matter.

Sincerely



James H. Callwood

James H. Callwood
Attorney-at-Law
775 Concourse Village East
Suite 20 -G
Bronx, NY 10451
(Tel) (718) 681-7092
e-mail james.callwood@worldnet.att.net

February 2, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to NBC/GE Request for No-action Relief Regarding Shareowner Proposal of Proponent, Sandra G. Holmes, and Request that The Securities and Exchange Commission (the SEC), Refer Evidence of GE's Criminal Conduct, the ***Criminal Conduct of GE Outside Counsel,*** and the Criminal Conduct of various Instrumentalities of Government, the EEOC, Federal District Court Judge Constance Baker Motley and 2nd Circuit Federal Court of Appeals Judges Walker, Brieant, and Jacobs to the ***US Department of Justice for Criminal Prosecution***

Dear Sirs:

This is a response to the NBC/GE request for "No-action" relief regarding the shareowner proposal of Proponent, Sandra G. Holmes, which proposal requests that Jeffrey Immelt, CEO of NBC/GE, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

PROPONENT'S REQUEST FOR SEC ACTION

The specific actions requested by Proponent of the SEC, pursuant to the facts and circumstances articulated herein are as follows:

- That the SEC deny the no-action relief requested by NBC/GE;

- That the SEC refer Evidence of GE's Criminal Conduct in lying to and in the co-option of various instrumentalities of government, the Criminal Conduct of various Instrumentalities of Government, to wit, the criminal conduct of employees at the New York Branch of the Federal Equal Employment Opportunity Commission (EEOC), Federal District Court Judge Constance Baker Motley, and 2nd Circuit Federal Court of Appeals Judges Walker, Brieant, and Jacobs, to the ***US Department of Justice for Criminal Prosecution***.

- That in view of the latest NBC/GE attempt to co-opt yet another instrumentality of government, the SEC, by having interposed this no-action request, which contains knowingly false and misleading statements by NBC/GE and outside Counsel, that said conduct by outside Counsel, Gibson, Dunn & Crutcher, Ronald O Mueller, EAI, Signatory, be referred to the ***US Department of Justice Criminal Division for criminal prosecution.***

SUMMARY OF PROPONENT'S PROPOSAL

On November 8, 2004, Proponent, Sandra G. Holmes, interposed a shareowner's proposal (Appended hereto as ***Exhibit A***), which also is here repeated in the body of this response for convenient reference.

It is noted that within the body of said shareowner's proposal, Proponent has made references to postings which Proponent has placed, on the cbsmarketwatch.com bulletin board.

Specifically, one of the cbsmarketwatch postings contains ***the full text of Proponent's attorney's address to the April, 2003, NBC/GE annual Meeting of shareowners (Appended hereto as Proponent's Exhibit B***), which can be found at the following website address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&board Id=1262&msgId=1241

Excerpts from this address are incorporated into Proponent's shareowner's proposal and form the basis for the allegation in said proposal that Jeffrey Immelt acquiesced in allegations of criminal conduct, and that in view of the divergence in said acquiescence and the personal certification requirements of Sarbanes-Oxley, which require the CEO to certify that the company which he represents has not engaged in any false or misleading conduct, Mr. Immelt should be required to reconcile the dichotomy between the diametrically opposed views .

A second posting to the cbsmarketwatch.com bulletin board poses, the following question:

> ***Has GE's Failed Commitment to "Integrity" and Participation in Criminal Conduct in the Litigation of Sandra Holmes v NBC/GE Decimated its Stock Value and Wrecked 401k Portfolios (Appended hereto as Proponent's Exhibit C)*** which can be found at the following website address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

Also Proponent's Internet website which details, with particularity, all of the facts and circumstances of the request for reconciliation of the diametrically opposed views, which form the basis for Proponents shareowner's proposal, and summarizes the entire history of Sandra Holmes v NBC/GE, can be found at the following website address:

http://home.att.net/~james.callwood/SandraGHolmes.html

(Said website is also reproduced in hard copy and Appended hereto as ***Exhibit D).***

The full text of Proponent's shareowner's proposal follows immediately hereinafter.

PROPONENT'S SHAREOWNER'S PROPOSAL

Shareholder's Proposal -Relating to a Request That GE CEO, Jeffrey Immelt, Reconcile the Dichotomy Between His Acquiescence in Allegations of Criminal Conduct, at the April 24, 2003, Annual Meeting of GE Shareholders, and the Statutorily Defined Duty to Personally Certify, under Sarbanes-Oxley That No Fraud or Misleading Conduct Has Been Engaged in by GE/NBC

Sandra G. Holmes, 114 West 76th Street, New York, NY 10023, a GE shareholder hereby states her intention to present a shareholder's proposal at the April 28, 2004, GE Annual Shareholder's Meeting. In accordance with applicable rules of the Securities and Exchange Commission, the proposal of said shareholder (for which neither the Company nor its Board of Directors has any responsibility) is set forth below.

Text of the Shareholder Proposal

Whereas, following hereinafter is a partial transcript of an address which was made at the April 24, 2003, GE Annual Meeting of Shareowner's by proponent's representative at the behest of proponent (the full text of said address is a part of the official transcript of the April 24, 2003 Meeting and can be accessed at the following website address):

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241

Whereas, said partial transcript references a website which proponent has placed in cyberspace at the following address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

which contains allegations of criminal conduct by GE amounting to obstruction of justice, said partial address being set out as follows:

"...I, [proponent's representative], have placed in cyberspace a Website that details with particularity not only the total lack of integrity [by GE/NBC] in regard to the litigation of this case [involving proponent], but in fact criminal conduct—criminal conduct amounting to obstruction of justice."

Whereas said partial transcript references a posting on a cbsmarketwatch.com bulletin board which alleges that there is a definitive correlation between a precipitous drop in the value of GE stock and the placing of the following website in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

Whereas, Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing, at the end of the aforementioned address:

"...Thank you Mr. Callwood"

Whereas, new SEC rules pursuant to Sarbanes Oxley 13a-14 and 15d -14that the CEO of a corporation give a personal certification that, to the best of his knowledge, the company which he represents has not engaged in any false or misleading conduct.

Whereas, the acquiescence in the allegations of the above-mentioned conduct is totally add odds with Sarbanes-Oxley

Be it resolved that Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

SUMMARY OF NBC/GE RESPONSE

In a response dated December 10, 2004, NBC/GE, by its outside Counsel, Gibson, Dunn & Crutcher, Ronald O Mueller, EAI, as signatory, responded to Proponent's shareowner's proposal by interposing a reply to the SEC, which indicated that General Electric Company ("GE") intended to omit Proponent's shareowner's proposal from its proxy statement.

The NBC/GE **Response** articulated several ***principle bases*** for its assertion that it was entitled to no-action relief, and along with said bases, interposed numerous correspondences between Proponent and her lawyer, and NBC/GE (which are appended to the NBC/GE response as **Exhibits A - L**), and narrative within the body of said response which NBC/GE alleged, was supportive of said articulated principle bases for exclusion.

The gravamen of the NBC/GE articulated bases for exclusion and purportedly supportive information in the form of exhibits and narrative, are treated individually and set out hereinafter:

SUMMARY OF NBC/GE ARTICULATED PRINCIPLE BASES FOR EXCLUSION

The principle asserted GE justifications for exclusion are as follows:

- **"The proposal is excludable under rule 14a-8(i)(4) because it relates to the redress of a personal claim of grievance against GE, which is not shared by the other shareowners at large." - (See page 2 of GE request for no-action relief;**

- **"The proposal is excludable pursuant to rule 14a-8(i)(3), or in the alternative requires revisions, because the proposal is false and misleading and impugns GE's reputation in violation of rule 14a-9". - (see page 10 of GE request for no-action relief)**

Additionally, it is noted that the NBC/GE No-action request alleges, as a further justification for its assertion that Proponents proposal is false and misleading that:

- ***"The statement that Mr. Immelt "acquiesced" to Allegations of Criminal Conduct is Patently False"*** (See page 12 paragraph ***B*** of the NBC/GE response).

SUMMARY OF INFORMATION INTERPOSED BY NBC/GE WHICH ALLEGEDLY SUPPORTS ABOVE ARTICULATED PRINCIPLE BASES FOR EXCLUSION

In addition to the hereinabove articulated "***principle bases***" for exclusion, NBC/GE, through, its outside Counsel, have made numerous statements within the body of its response, and inundated the SEC with correspondence between Proponent and NBC/GE which have been appended to said response as Exhibits A-L.

This information frequently consists of mere naked statements of occurrences, with no provision of any rationale as to how or why said information would lead one to believe that said information supports NBC/GE's contentions as to why no-action relief is warranted.

Also included as a part of the information interposed by NBC/GE are false statements, indeed outright lies which amount to criminal conduct and in no way support NBC/GE's request for no-action relief

NBC/GE apparently thinks, that by the sheer volume of the information it has interposed, allegedly in support of its contentions that Proponent's proposal is:

- ***of a personal nature***,
- ***is materially false and misleading,***
- ***and impugns NBC/GE's reputation, and that***
- ***Proponent has mischaracterized Jeffrey Immelt's silence in the face of allegations of criminal conduct as acquiescence,***

the SEC will be duped into failing to objectively review and dissect said information, and will yield to the NBC/GE specious and lying suggestions that the information, is on its face, excludable.

However, I submit that none of the information interposed by NBC/GE supports its point of view that Proponent's proposal is excludable, and, in fact, definitively establishes the exact opposite proposition.

Specifically, the blatantly fraudulent NBC/GE characterization of the information which is composed of NBC/GE narrative and exhibits leaves, no doubt that said characterization is deliberately disingenuous, false and misleading, and thus supports ***Proponent's*** assertions regarding NBC/GE having engaged in criminal conduct.

(The fact that the NBC/GE information actually supports ***Proponent's*** contention that its proposal should not be excluded will be thoroughly established shortly hereinafter)

Indeed several of the statements which have been interposed by NBC/GE outside Counsel in "***support***" of the excludability of Proponent's proposal, are of such an ***egregiously fraudulent and lying nature***, that the very fact that said statements have been interposed herein, indicts NBC/GE outside counsel as a ***co-conspirator*** in the NBC/GE attempts to usurp Proponent's rights.

But what is more important than the fraudulent nature of NBC/GE's mischaracteriztion of the import of the information it has interposed, is a basic tenet of jurisprudence the world over which applies to the situation herein.

What is dispositive in arriving at the conclusion that NBC/GE's no-action request should be denied, is the fact that Proponent's shareowner's proposal is directed to the reconciliation of the dichotomy between the diametrically opposed positions represented by Immelt's acquiescence in allegations of ***criminal conduct***, and the personal certification requirements of Sarbanes - Oxley.

Criminal conduct, no matter the identity of the specific individual toward whom the said conduct is directed, is committed against ***society-at-large***

Guess what? NBC/GE shareowners are members of society-at-large!!!

Any criminal conduct in which NBC/GE has engaged, has been committed against NBC/GE shareowners at-large, by virtue of their being members of ***society-at-large***.

Thus any suggestion by NBC/GE that the redress of Ms. Holmes's grievances would be personal to her, and not shared by NBC/GE sharowners-at-large is so ludicrous that it does not even deserve to be dignified with an intelligent response.

And that which has been said before does not even begin to capture the essence of the abject absurdity of the NBC/GE position as will be further explicated hereinafter on pages hereinafter.

But before delving into the total absurdity of the NBC/GE position, I think it important to establish, in no uncertain terms, the blatant manner in which NBC/GE has violated statutory proscriptions on criminal conduct in which it has freely engaged.

NBC/GE ENGAGED IN CRIMINAL CONDUCT BY LYING TO THE EEOC IN ORDER TO PROCURE AN ADVERSE DETERMINATION AGAINST PROPONENT. LYING TO A FEDERAL AGENCY IS CRIMINAL CONDUCT, CRIMINAL CONDUCT IS AGAINST SOCIETY-At-LARGE HENCE SHAREOWNERS - AT -LARGE, HENCE PROPONENT'S PROPOSAL IS NOT DIRECTED TO THE REDRESS OF A PERSONAL GRIEVANCE WHICH IS NOT SHARED BY OTHER SHAREOWNERS,- AT- LARGE

The dispositive consideration in the question of whether NBC/GE should be granted no-action relief is the fact that Proponent's shareowner's proposal is directed to the redress of ***criminal conduct, which is against society-at-large.***

But before we proceed further regarding the implications of the manner in which the NBC/GE criminal conduct impinges upon the non-excludability of Proponent's proposal, let me establish definitively, once and for all, that NBC/GE, ***has***, in fact lied to the EEOC (contrary to the NBC/GE lie that it did not lie), to procure an adverse determination against Proponent, and in so doing, has engaged in criminal conduct in violation of statutory provisions in Title 18 of the U.S.C.A.

In this regard please refer to pages 4 - 8 of the accompanying Preliminary Introduction. Please note the ***lurid pictures,*** and read the narrative therein, in conjunction with Exhibits ***E, F, G, and K***, (Appended hereto), which establish that Ganz lied about the number of postings.

Additionally Ganz lied, not only about the number of postings, he lied when he said Proponent requested that she be placed on a shift wherein she suffered economic hardship, and about the terms of a consent decree having expired ten years earlier.

In this regard, I return once again to the foregoing statements regarding Howard Ganz having lied to the EEOC:

> **Exhibit E** - ***October 26, 1993*** Letter from James Callwood to Howard Ganz, attorney for NBC/GE (see page 6 paragraph 1 of Exhibit D - Wherein the hyperlink Ganz is reproduced as hard copy Exhibit E);
>
> **Exhibit F**- ***December 6, 1993*** Letter from James Callwood to David Dutil of the EEOC which incorporates the aforementioned letter to Ganz, and seeks

injunctive relief restoring Ms. Holmes to her previous salary;

Exhibit G - ***January 5, 1994*** Letter from Howard Ganz to Rosemary Wilkes of the EEOC, in which Ganz lies three times to procure an adverse determination against Ms. Holmes. Ms. Holmes was unaware of the lies Ganz had told at the point in time of the January 5, 1993, Ganz letter because EEOC procedure does not provide for the complaining employee to be apprized of the response of the employer, unless, and until the EEOC renders an adverse determination.

Once again, please refer to pages 4-8 of the accompanying Preliminary introduction.

http://home.att.net/~james.callwood/SandraGHolmes.html

which has been reproduced in hard copy and appended hereto as **Exhibit D**.

Proponent has placed this website in cyberspace regarding the EEOC, Federal District Court, and Federal 2nd Circuit Court of Appeals actions Sandra Holmes v NBC/GE.

As is evident, the website shows ***three*** postings

The first posting on ***November 7, 1989***, reveals three naked women involved in a bondage situation.

The second posting on ***November 8, 1989*** , reveals the same three women wherein the breast and anal areas are covered with the notations "censored" and the pubic area is covered with the notation, "scratch and sniff".

The third posting on ***August 7, 1993***, reveals a line of bare breasted women and the text of a postcard which states "Are you offended? If one is you all are".

Compare the documentary evidence of the ***three*** lurid postings hereinabove (see pages 4-8 of the accompanying Preliminary Introduction) with the following Ganz statement in his letter to the EEOC Appended hereto as ***Exhibit G:***

"The gravamen of the charge filed by Ms. Holmes is that on ***two occasions--once in 1989 and again, four years later, in 1993***-- she observed in the workplace what she considered to be "sexually offensive and degrading" postcards, and that NBC failed to take appropriate remedial action.(emphasis added)

NBC contends that the postcards which Ms. Holmes observed on these ***two isolated occasions would not have been regarded as "sexually offensive and degrading" by a reasonable person***....(emphasis added) ".

These are outright lies!!!

Right before your very eyes you can see the ***three*** postings, the second of which is by far the most offensive, and the one which Ganz "conveniently" left out of his letter to Rosemary Wilkes of the EEOC

Also it is abundantly clear that NBC/GE, in its Federal District Court Answer, appended hereto as ***Exhibit M,*** admits the existence of the Second posting, see paragraphs 23, 31 and, 32 of ***Exhibit M***, and pages 15 - 16 of ***Proponents Exhibit D***, and in so doing, establish, unequivocally, that Ganz had lied to the EEOC to procure an adverse determination, and hence violated 18 USCA § 1001.

Further it is clear that the EEOC was well aware that Ganz had lied because it had the same information before it about which Ganz had lied when it made its Determination. (Appended hereto as ***Exhibit K)***

Hence the EEOC actively opted into the NBC/GE conspiracy to co-opt Proponent's rights by issuing a "Determination" (Appended hereto as **Exhibit K**) which, when read in light of the aforementioned Ganz lies, provides definitive evidence of the EEOC's complicity with NBC/GE to usurp Proponent's rights in violation of 18 USCA §§ 1001, 1505 and 371.

Thus, it has been definitively established by the foregoing, that Howard Ganz, NBC/GE attorney, lied to the EEOC on behalf of NBC/GE in order to procure an adverse Determination against Proponent, and in so doing, engaged in criminal conduct by violating statutory proscriptions against the interposition of false statements in a proceeding before a United States tribunal.

Further, the EEOC, by accepting Ganz's lies when it was self-evident that he was lying, actively joined in the NBC/GE conspiracy.

And just what are the implications of NBC/GE's conduct upon the question of the excludability of Proponent's proposal based upon NBC/GE's assertion that said Proposal seeks redress of a personal grievance?

Please note the following:

CRIMINAL CONDUCT IS NEVER PERSONAL IN NATURE BECAUSE IT IS COMMITTED AGAINST SOCIETY-AT-LARGE

Once it has been established that criminal conduct has been committed in a proceeding held before a US tribunal (***as has been established hereinabove and will continue to be established immediately hereinafter)***, the entire inquiry and manner in which the issues involved herein should be resolved, hinges on the fact that ***criminal conduct*** is present.

In this regard, please note the following self-evident truths.

> ***It is axiomatic in the American system of jurisprudence, and indeed in jurisprudence the world over, as every first year law student knows (or should know), and, a fortiori, every experienced attorney should know; that conduct which violates criminal statutes, is not private or personal, but, in fact, is committed against society-at-large!!!***

The ***criminality*** of NBC/GE's conduct which is manifestly shown by the foregoing pictures, letters, and statements, is the, "***great brooding omnipresence***" which touches, pervades, and concerns the entirety of the issues involved herein .

Further, please note the following Quote from "Criminal Law Legal", an on-line resource available at

http://www.megsgroup.com/CriminalLaw_Legal.htm :

- ***What is a Crime?***

> "A crime is a wrong committed by a person against a ***State or the federal government.*** Because a wrong is committed against ***all members of the community, not just the particular victim***, the victim does not make the decision to prosecute the accused person. The state or federal government, acting as the people's representative, prosecutes the crime. A crime is

punishable by imprisonment, fine, restitution, or other penalty. "

The following Exhibits from the Department of Justice, Criminal Division, Public Integrity Section website, are also instructive.

Please note **Exhibit H** which is a Report to Congress on the Activities of the Public Integrity Section for 2002.

Said **Exhibit H** is a reproduction of five pages of a 43 page document which details criminal prosecutions.

Please note with particularity that the caption of each action is :

- ***United States*** v. Aguilar and Campo;
- ***United States*** v. Nunez
- ***United States*** v. Bailey ,etc. (Emphasis added)

In a situation such as the one herein, where there is definitive proof of NBC/GE having engaged in criminal conduct, a prosecution of NBC/GE by the Department of Justice for its having engaged in that criminal conduct, the caption would read, ***United States*** v NBC/GE .

Criminal conduct is ***never*** personal in nature, and NBC/GE have engaged in absurdity in advancing the notion that Proponent's shareowner's proposal seeks to redress a personal grievance which is not shared by other shareholders-at-large, indeed society-at-large.

Exhibit I is the homepage of the Department of Justice Criminal Division's Public Integrity Section.

As is evident, this homepage articulates the Public Integrity Section's Mandate as follows:

"The Public Integrity Section oversees the federal effort to combat corruption through the prosecution of ***public officials*** at all levels of government. ***The Section has exclusive jurisdiction over allegations of criminal misconduct on the part of federal judges*** ..." (Emphasis added)

Thus ***public officials (in this case, the EEOC***), and ***federal judges*** who engage in criminal conduct are subject to the full approbation of the criminal laws.

The reason this point is being brought up at this time is because, the NBC/GE response implies that notwithstanding the fact that ***public officials (The EEOC)***, and ***federal judges,*** have suffered to come before them ,definitive evidence of criminal conduct, and in so doing, have acted in concert with NBC/GE in a conspiracy to obstruct justice, said ***public officials*** and ***federal judges*** can engage in said criminal conduct with absolute impunity.

However, the foregoing Department of Justice website, by virtue of its articulation of its mission - combating corruption through the prosecution of ***public officials,*** and its jurisdiction - ***exclusive jurisdiction over allegations of criminal misconduct on the part of federal judges***, clearly shows that criminal conduct, no matter by whom committed, is fully prosecutable, and that no one, not the EEOC, not Federal District Court Judges, not Federal Circuit Court of Appeals judges is above the law.

Criminal conduct, which is committed against the United States, is fully prosecuteable, no matter by whom said criminal conduct is committed

Thus the NBC/GE Request for No-Action Relief should be denied because, since ***criminal conduct*** is against society-at-large, this fact alone renders NBC/GE's allegation that Proponent's shareowner's proposal is directed to the redress of a ***personal grievance*** which is not shared by other shareowners -at-large, an absurdity.

If NBC/GE outside Counsel are still having trouble with the concept that acts involving criminal conduct are crimes against society-at-large and not personal to the individual, the following ***first semester of Law school, "Criminal Law 101" Outline*** might prove helpful. (Available at the following websitewebsite)

http://www.bethllamas.com/criminal_law_outline.htm

Now let's look at the penalties for the commission of the criminal conduct in which NBC/GE has engaged

18 USCA § 1001

§1001. ***Statements or entries generally***

(a) Except as otherwise provided in this section, whoever, in any matter within the jurisdiction of the executive, legislative, or judicial branch of the Government of the United States, knowingly and willfully--

(1) falsifies, conceals, or covers up by any trick, scheme, or device a material fact;

(2) makes any materially false, fictitious, or fraudulent statement or representation; or

(3) makes or uses any false writing or document knowing the same to contain any false, fictitious or fraudulent statement or entry, shall be fined* not more than $10,000 or imprisoned not more than five years, or both. (emphasis added)

*As to offenses committed after December 31, 1984, the Criminal Fine Enforcement Act of 1984 (P.L. 98-596) enacted 18 U.S.C. §§ 3623 [(1)] which increased the maximum permissible fines for both misdemeanors and felonies. For the felony offense set forth in section 1001, the maximum permissible fine for offenses committed after December 31, 1984, is increased to at least $250,000 for individuals and $500,000 for corporations. Alternatively, if the offense has resulted in pecuniary gain to the defendant or pecuniary loss to another person, the defendant may be fined not more than the greater of twice the gross gain or twice the gross loss.

Statements or entries generally

18 USCA § 1505 reads, in relevant part as follows:

UNITED STATES CODE ANNOTATED

TITLE 18. CRIMES AND CRIMINAL PROCEDURE

PART I--CRIMES

CHAPTER 73--OBSTRUCTION OF JUSTICE

§ 1505. Obstruction of proceedings before departments, agencies, and committees

...

Whoever corruptly, ... obstructs, or impedes or endeavors to influence, obstruct, or impede the due and proper administration of the law under which any pending proceeding is being had before any department or agency of the United States,...

Shall be fined under this title or imprisoned not more than five years, or both. (Emphasis added)

18 U.S.C.A. § 371
UNITED STATES CODE ANNOTATED
TITLE 18. CRIMES AND CRIMINAL PROCEDURE
PART I--CRIMES
CHAPTER 19--CONSPIRACY
§§371. Conspiracy to commit offense or to defraud the United States

If two or more persons conspire either to commit any offense against the United States, or to defraud the United States, or any agency thereof in any manner or for any purpose, and one or more of such persons do any act to effect the object of the conspiracy, each shall be fined* not more than $10,000 or imprisoned not more than five years, or both.

If, however, the offense, the commission of which is the object of the conspiracy, is a misdemeanor only, the punishment for such conspiracy shall not exceed the maximum punishment provided for such misdemeanor.

* As to offenses committed after December 31, 1984, the Criminal Fine Enforcement Act of 1984 (P.L. 98-596) enacted 18 U.S.C. §§ 3623, which increased the maximum permissible fines for misdemeanors and felonies. Where 18 U.S.C. §§ 3623 [(1)] is applicable, the maximum fine under section 371 for felony offenses committed after December 31, 1984, would be at least

$250,000 for individuals and $500,000 for corporations. Alternatively, if any person derives pecuniary gain from the offense, or if the offense results in a pecuniary loss to a person other than the defendant, the defendant may be fined not more than the greater of twice the gross gain or twice the gross loss.

Clearly, the conduct of Howard Ganz NBC/GE's attorney, in having lied to the EEOC as established by the foregoing documentary evidence, fits the definition of felonious conduct under 18 USCA § 1001, and 18 USCA § 1505 and 18 U.S.C.A. § 371.

Please note that the above described conduct in which NBC/GE has engaged amounts to a felony under at least three separate and distinct statutory provisions.

Clearly the egregious nature of this conduct, and the conduct of the instrumentalities of government with which they have been complicit in the commission of that conduct, warrants an SEC referral to the Department of Justice for criminal prosecution.

Thus, in its zeal to inundate, obfuscate, and mischaracterize the nature of proponent's proposal, the outside attorneys have unwittingly put forth arguments which any reasonably competent attorney would be compelled to agree militate ***against*** the very arguments they advance with such verve, and in so doing have engaged in the same sort of criminal conduct as NBC/GE by opting into the very sort of conspiracy which they, as officers of the court, and because of ethical canons, especially post Enron/Sarbanes-Oxley driven canons, require an even higher degree of integrity than had heretofore been required.

It is submitted that NBC/GE, in its abject arrogance, is once again attempting to enlist an instrumentality of government, ***the SEC***, to become one of the handmaidens and lackeys of corporate America, by simply putting forth specious, lying, allegations, and arguments, and requesting that the SEC "rubber stamp" manifestly ***criminal*** conduct, and in so doing, opt into NBC/GE's conspiracy to usurp proponent's rights.

Thus NBC/GE has once again violated statutory proscriptions against the making of fraudulent statements in a proceeding before a United States tribunal, and has "dragged along" outside Counsel by inducing it to join NBC/GE' conspiracy.

Turning now to the second NBC/GE Principle basis for exclusion, that Proponent's proposal is false and misleading and impugns NBC/GE's reputation please note the following:

THE NBC/GE REQUEST FOR NO-ACTION RELIEF ON THE BASIS OF PROPONENT'S SHAREOWNER'S PROPOSAL BEING PATENTLY FALSE AND MISLEADING SHOULD BE DENIED BECAUSE, FAR FROM THE INFORMATION INTERPOSED BY NBC/GE BEING SUPPORTIVE OF THIS PROPOSITION, SAID INFORMATION DEFINITIVELY ESTABLISHES THE EXACT OPPOSITE PROPOSITION - THAT NBC/GE HAS ENGAGE IN CRIMINAL WHICH TOTALLY DESROYS ANY EXCLUDABILITY ARGUMENT

Regarding the assertion that Proponents proposal involves patently false and misleading assertions please note the following ;

NBC/GE, throughout the narrative in its response makes naked statements which establish nothing.

For example, consider the following :

At page 3 paragraph 1 line 2, the following language appears:

- " The Proponent allegedly experienced retaliation and an increasingly hostile work environment. In September 1994, the EEOC concluded that there had been no violation of Title VII. A copy of the EEOC's Determination is attached hereto as **NBC/GE Exhibit B.**

2nd Circuit Court of Appeals Affirmance -Exhibit D.

Page 3 at paragraph B

- "The fact that the District Court suffered to come before it criminal conduct amounting to a felony is manifest.

The fact that the second Circuit Court of Appeals changed the facts in the District Court record, in order to be able to affirm a nullity is clear.

I am incensed and outraged at the facts and circumstances as set out hereinabove.

I will not stop until I receive the justice which I so richly deserve.

In this regard, I have every intention of continuing to publicize the egregious conduct of NBC/GE management in every forum available to me".

This is not false or misleading

At page 4, 2nd full paragraph:

- Allusion to Exhibit F wherein, a letter to Bob Healing, NBC/GE counsel, wherein proponent's attorney states that Ms Holmes 's address at the 2001 NBC/GE meeting of shareowner's is a mere exclamation point to what is to follow as the definitive articulation of GE's malfeasance is proliferated across cyberspace;

Page 4, mid page - Allusion to Transcript of Ms. Holmes's Address to the 2001 Annual meeting of shareowners (Exhibit G) wherein, significantly, the following language appears:

- "This is a personal issue, you might say ***but it goes to integrity - lying to, me goes to integrity*** (Emphasis added)

At page 5 first paragraph - Allusion to Exhibit I In which proponent's attorney (Mr. Callwood) summarized excerpts from a posting which was being prepared for dissemination throughout cyberspace. Significantly a portion of those excerpts reads as follows:

- Additionally, insofar as GE/NBC had not been forthcoming with what could be perceived to be a sincere effort to settle this case in a manner which was fair and equitable, Ms. Holmes has instructed me to represent her in an address to shareholders at the upcoming shareholder's meeting ***expressing her concerns about the criminality, the abject hypocrisy, and the total failure of NBC/GE management to live up to its fiduciary responsibilities to safeguard the value of the investments of 401Kers.***

In this regard, she feels that perhaps a spate of shareholder's derivative suits, and the threat of criminal prosecution for the egregious conduct in which GE management has engaged will spur GE management in the direction which bespeaks integrity. (Emphasis added)

Page 6, 2nd full paragraph - allusion to transcript of Mr. Callwood's full remarks - Exhibit K wherein, significantly, the following language appears:

I am an attorney representing Sandra Holmes, who is an NBC employee and has been for the last 39 years. I am representing her in a civil rights litigation entitled "Sandra Holmes v. NBC-GE. The reason I am here today is because I want to relate to you some of the egregious occurrences that have been a part of this litigation. ***...I have placed in cyberspace a Website that details with particularity not only the total lack of integrity in regard to the litigation of this case, but in fact criminal conduct—criminal conduct amounting to obstruction of justice. ...I submit to you that the dissemination of this information has had a very direct and effective result regarding the diminishment of GE stock.*** (Emphasis added)

Said determination is also appended hereto as Proponent's **Exhibit K,** and appears as the Hyperlink, - "Determination" on page 6 of Proponent's website which is appended hereto as Exhibit D.

As mentioned earlier, the NBC/GE response does not mention the import of the "Determination, but merely leaves it up to the reader to conclude that, since the EEOC denied Proponents complaint, her allegation of criminality must be patently false and misleading.

However, please note the following language from page 6 of Proponent's website - **Exhibit D**, which explains the gravamen of said "Determination", and establishes that the NBC/GE naked statement that somehow, the "Determination" is evidence that Proponent's proposal is excludeable, is yet another disingenuous, lying attempt to obfuscate the issues herein.

Said language, beginning at page 6 of Exhibit D, is produced hereinafter for purposes of convenience in attempting to facilitate the reader's understanding of what is transpiring regarding the NBC/GE interposition of the EEOC "Determination".

However, it is earnestly requested that the reader take time, at this point to carefully review and dissect the ***entirety*** of Exhibit D, preferably the on-line version at

http://home.att.net/~james.callwood/SandraGHolmes.html

in order to gain a foundation for understanding and appreciating fully the disingenuousness, the lies, the bias, and the criminal conduct which has pervaded the entirety of the NBC/GE conduct in its interaction with Proponent and to fully appreciate the full extent of the explication of the skulduggery, and lying which is totally revealed in cyberspace for all to see!

Please see narrative beginning at Page 6 of Proponent's Exhibit D set out hereinafter:

"September 26, 1994 - Rosemary Wilkes's EEOC Determination wherein EEOC accepted Ganz's lies. See hyperlink "Determination".

> It is noted that throughout this entire period of time, (from the October 15, 1993 filing of Ms. Holmes EEOC complaint to September 26, 1994 a period of 11 ½ months), the EEOC had engaged in all manner of delays, during a period of time when Ms. Holmes had been retaliated against by having her compensation reduced by $29,000 per year. Specifically:

There had been several changes of investigators without any articulation of the reasons for the changes, even though standard EEOC procedure calls for the investigator to remain the same throughout the process.

There were repeated requests by the EEOC for additional information, even though the information requested had already been provided in a much more detailed fashion than the additional EEOC requests, in the 57 page demand letter which had been submitted and incorporated in the EEOC complaint.

There were continuous EEOC requests for clarification which were obviously used as a stalling tactic because, once again, the explanations in the Demand Letter were much more detailed than the requests for clarification.

There were EEOC accusations of failure to comply with requested information and assertions that failure to communicate within a certain time would cause the dismissal of the complaint, when every requested response had immediately been complied with.

These stalling and delaying tactics became so egregious that Ms. Holmes was compelled to contact the Regional Manager of the Field Management East Office of the EEOC, and Demand that the Manager of that office, Helen Walsh, intervene to force the New York Office of the EEOC to render a determination.

When no response was received, Helen Walsh was once again contacted, again with no response.

In absolute frustration, Ms. Holmes contacted the New York EEOC office and demanded that the EEOC defer the complaint to the New York City Council on Human Rights, a deferral agency with which the complaint had been filed concomitantly with the New York EEOC. This was during a period of time that the EEOC had once again made a specious request for information and given a deadline by which it had to be submitted, or else have the complaint dismissed.

The request that the Complaint be deferred prompted an immediate response from the New York EEOC indicating that it was making its determination, and the determination was rendered prior to the expiration of the time which had been set for Ms. Holmes to respond to yet another bogus request for information.

It was only after the threat of the complaint being transferred to an agency which was presumably not corrupt that the EEOC issued its determination on September 24, 1994, a full 11 ½ months after the original filing of the complaint on October 15, 1993, and a full 8 ½ months after the Ganz lying response.

The fact is that, as stated above, had the New York EEOC procedure provided for Ms. Holmes to be informed of the Ganz response which occurred on January 5, 1994, she could have pointed out, to the EEOC at that point in time that documentary evidence of Ganz having lied existed, and made whatever protestations at that point, and hopefully vindicated her rights.

But insofar as she was not informed of the lying Ganz response until she was able to obtain her EEOC file in preparation for litigation, a point in time after the right to sue letter was issued on September 23, 1994, when the EEOC rendered its adverse determination by accepting Ganz's lies, she had to wait a full additional 8 1/2months to take any steps to rectify the usurpation of her rights, all of the while her salary having been reduced by $29,000 per year!!!

In short, all that a 468 billion dollar corporation needed to do when it had no defense whatsoever for the untoward, indeed criminal activities in which it had engaged, was sit back and allow their handmaidens, and lackeys, the instrumentalities of government, to do their dirty work.

This is the result of the fact that the ability of NBC/GE to simply sit back and allow the EEOC to usurp Ms. Holmes's rights was inherently built into the EEOC procedural process. "

In view of the foregoing thorough explication of the facts and circumstances surrounding the "Determination", facts and circumstances which show disingenuousness, indeed criminal conduct, I submit that the NBC/GE interposition of the above language relating to the "Determination, is nothing more than, yet another attempt to mischaracterize the equities of Proponent's Proposal.

Turning now to the third NBC/GE Principle basis for exclusion, that Jeffrey Immelt did not acquiesce to allegations please note the following:

JEFFREY IMMELT ACQUIESCED TO ALLEGATIONS OF CRIMINAL CONDUCT, ESPECIALLY INSOFAR AS HE WAS UNDER AN AFFIRMATIVE DUTY TO DENY AND/OR REBUT SAID ALLEGATIONS BOTH UNDER SARBANES-OXLEY AND UNDER THE NEW YORK STOCK EXCHANGE LISED COMPANY AGREEMENTS MANUAL

On page 12, paragraph **B** of the NBC/GE response, the following language appears:

> **"B The statement that Mr. Immelt "acquiesced" to Allegations of Criminal Conduct is Patently False**

The Proposal twists a simple statement from Mr. Immelt acknowledging the conclusion of Mr. Callwood's comments at GE's 2003 Shareowners Meeting into an admission of criminal conduct:

Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous [group] in the value of GE stock, acquiesced in said allegations by saying [sic], at the end of the aforementioned address:...Thank you Mr. Callwood."

The proposal's statement that Mr. Immelt "acquiesced" to these allegations is patently false and unsupported."

In response to the foregoing statements, I pose the question, when does what is disingenuousness in the extreme, rise to the level of lying which is punishable as criminal conduct?!!!

Has NBC/GE ever heard of Sarbanes-Oxley and its personal certification requirements?!

It would appear that it has, insofar as Jeffrey Immelt was one of the early signatories to Sarbanes-Oxley when the first certifications occurred.

This being so, how can such a quintessentially absurd statement have been interposed by NBC/GE allegations of criminal conduct made in an open address at a NBC/GE shareowner's meeting?!

Consider the following:

The dictionary definition of the word acquiescence is stated as follows:

> **acquiescence, n. a quiet assent; a silent submission, or submission with apparent consent:**

In light of the foregoing definition of acquiescence, the facts and circumstances of the remarks made by proponent's attorney at the 2003 NBC/GE annual meeting of shareowner's and the affirmative duties which Mr. Immelt was under to rebut any allegations, which if false and or misleading, could reasonably be seen has having the potential to falsely affect the value of NBC/GE stock, how does NBC/GE arrive at the conclusion that :

> “The proposal’s statement that Mr. Immelt “acquiesced” to these allegations is ***patently false and unsupported.***” (Emphasis added)

Following hereinafter is the verbatim transcript of the address which was made by proponent’s attorney at the 2003 shareowner’s meeting:

MR. JAMES H. CALLWOOD, proxy: I am an attorney representing Sandra Holmes, who is an NBC employee and has been for the last 39 years. I am representing her in a civil rights litigation entitled "Sandra Holmes v. NBC-GE. The reason I am here today is because I want to relate to you some of the egregious occurrences that have been a part of this litigation.

NBC-GE is fond of extolling integrity as one of the core bedrock principles upon which GE corporate philosophy is predicated. It is the great, brooding omnipresence that touches and pervades each and every business transaction and each and every dealing. However, I have placed in cyberspace a Website that details with particularity not only the total lack of integrity in regard to the litigation of this case, but in fact criminal conduct—criminal conduct amounting to obstruction of justice.

This Website was first placed in cyberspace on May 10, 2000. This was two days after a 3-for-1 GE stock split was announced on May 8, 2000. There is a definitive correlation between the placing of this Website in cyberspace and a precipitous drop in the value of GE stock. There are a number of reasons postulated as being dispositive in terms of why GE stock has diminished in value. I submit to you that the dissemination of this information has had a very direct and effective result regarding the diminishment of GE stock. I think each and every individual who is a GE shareholder should take a very careful look at what has been disseminated and which is supported by documentary evidence, so they can make up their own minds as to the extent to which GE has lived up to its fiduciary responsibility to protect its shareholders' investment.

This Website was placed on **CNBC,** but was taken down by [CNBC], and we were restricted access. It is now at **CBSMarketwatch.com** and will be continually disseminated throughout cyberspace, so that all who care to understand exactly the manner in which the management of GE and its lack of integrity has impacted the value of GE stock, can take whatever actions they deem appropriate in terms of attempting to recapture the value of GE stock. I thank you for your attention.

CHAIRMAN IMMELT: Thank you, Mr. Callwood.

Several salient points are revealed by the full transcript and by the excerpts from the transcript which NBC/GE has included in its response:

Specifically the NBC/GE response states the following excerpts from the transcript, as set out hereinabove on page page 6, 3rd paragraph of proponent's response:

"I am an attorney representing Sandra Holmes, who is an NBC employee and has been for the last 39 years. I am representing her in a civil rights litigation entitled "Sandra Holmes v. NBC-GE. The reason I am here today is because I want to relate to you some of the egregious occurrences that have been a part of this litigation. ...**I have placed in cyberspace a Website that details with particularity not only the total lack of integrity in regard to the litigation of this case, but in fact criminal conduct—criminal conduct amounting to obstruction of justice. ...I submit to you that the dissemination of this information has had a very direct and effective result regarding the diminishment of GE stock."** (Emphasis added)

How can NBC/GE seriously claim that an Immelt statement "Thank you Mr. Callwood," in response to the foregoing accusations of criminal conduct and diminishment of stock value, does not amount to acquiescence, in view of the dictionary definition of acquiescence? (Repeated hereinafter once again for emphasis as follows):

> **acquiescence, n. a quiet assent; a silent submission, or submission with apparent consent?:**

The allegations made in the above address to NBC/GE shareowners clearly, and unequivocally accuse NBC/GE of criminal conduct, raise the question of whether said criminal conduct may have occasioned a precipitous drop in the value of NBC/GE stock, specifically state that said criminal conduct has been ***disseminated throughout cyberspace***, and indicates the fact that the details of said criminal conduct along with documentary evidence which definitively establishes NBC/GE's total lack of integrity was readily available for consideration by any and all who so that all who care to understand exactly the manner in which the management of GE and its lack of integrity has impacted the value of GE stock, can take whatever actions they deem appropriate in terms of attempting to recapture the value of GE stock

If the statements made by proponent's attorney were not true, indeed were patently false and misleading and impugned NBC/GE's reputation, why didn't Jeffrey Immelt deny that said statements were true, with some degree of outrage?

How can NBC/GE seriously state that Immelt's, "Thank you Mr. Callwood", does not amount to acquiescence in these circumstances, especially in view of the very special duties which devolve upon a corporation to dispel rumors which are false and misleading and the very stringent personal certification dictates of which devolve upon a CEO as a result of Sarbanes- Oxley?!!!

The absurdity of the statement that Jeffrey Immelt's conduct does not amount to acquiescence is underscored by the fact that Jeffrey Immelt, CEO of NBC/GE,was under a specific affirmative duty to challenge the comments of proponent's attorney under the New York Stock Exchange **Listed Company Agreements Manual**!!!

In case NBC/GE attorneys are unaware of the foregoing provisions about the affirmative duty of a corporation to come forth and dispel rumors which would have the tendency to falsely inflate or diminish the value of its stock, said provisions are fully set out (Appended hereto s **Exhibit J**) with certain portions stated hereinafter.

SELECT PROVISIONS OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY AGREEMENT MANUAL

202.00 Material Information

202.03 Dealing with Rumors or Unusual Market Activity

The market activity of a company's securities should be closely watched at a time when consideration is being given to significant corporate matters. ***If rumors or unusual market activity indicate that information on impending developments has leaked out, a frank and explicit announcement is clearly required. If rumors are in fact false or inaccurate, they should be promptly denied or clarified. A statement to the effect that the company knows of no corporate developments to account for the unusual market activity can have a salutary effect. It is obvious that if such a public statement is contemplated, management should be checked prior to any public comment so as to avoid any embarrassment or potential criticism.*** If rumors are correct or there are developments, an immediate candid statement to the public as to the state of negotiations or of development of corporate plans in the rumored area must be made directly and openly. Such statements are essential despite the business inconvenience which may be caused and even though the matter may not as yet have been presented to the company's Board of Directors for consideration. (Emphasis added)

The Exchange recommends that its listed companies contact their Exchange representative if they become aware of rumors circulating about their company. Exchange Rule 435 provides that no member, member organization or allied member shall circulate in any manner rumors of a sensational character which might reasonably be expected to affect market conditions on the Exchange. Information provided concerning rumors will be promptly investigated.

202.00 Material Information

202.05 Timely Disclosure of Material News Developments

A listed company is expected to release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities. This is one of the most important and fundamental purposes of the listing agreement which the company enters into with the Exchange. *(*Emphasis added*)*

A listed company should also act promptly to dispel unfounded rumors which result in unusual market activity or price variations.

There are additional provisions of said NYSE Listed Company Agreement Manual (Appended hereto as Exhibit J) Which defineS what information is "Material" within this context, and also states very specific requirements as to the procedure for release of information by the company when allegations such as the ones herein have been made.

It is astonishing that NBC/GE feels that it can just say anything it wishes to say, no matter the degree to which it contravenes the truth, such as,

"The proposal's statement that Mr. Immelt "acquiesced" to these allegations is

patently false and unsupported." ,

and expect to simply have its statements accepted as "gospel", regardless of the inherent untruthfulness, disingenuousness, indeed abject absurdity of those statements and the degree to which they insult the intelligence of anyone who has even a nodding acquaintance with the English language.

But this kind of arrogance by NBC/GE is not at all unusual as has been well established numerous times herein and further instances of which follow hereinafter.

NBC/GE'S QUINTESSENTIAL ARROGANCE IN ITS PURSUIT OF ITS WONT TO ENGAGE IN CRIMINAL CONDUCT

Thus far the following has been definitively established regarding the NBC/GE articulated **principle bases** for exclusion of Proponent's proposal:

> Criminal conduct is not committed against the individual, but in fact is committed against society-at-large (and in this case, against NBC/GE shareowner's-at-large);
>
> Proponent's proposal is directed to Jeffrey Immelt, being required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of **criminal conduct**, and the personal certification requirements of Sarbanes - Oxley;
>
> Thus Proponent's proposal is directed to the redress of a grievance which is shared in common with all members of society, and of course, NBC/GE shareowners who are members of society;
>
> NBC/GE has unquestionably engaged in criminal conduct as set out hereinbefore lurid pictures, Ganz's lies, etc.);
>
> Proponent's proposal, far from being patently false and misleading and tending to impugn NBC/GE's reputation, is ***patently true and accurate, and tending to arcuately explicate the degree of skulduggery and total lack of Integrity which is an inherent part of the NBC/GE managerial philosophy !!!***

Jeffrey Immelt, while under an affirmative duty to deny and /or rebut allegations of NBC/GE having engaged in criminal conduct, said nothing and hence acquiesced in allegations of criminal conduct;

Turning now to the statements interposed by NBC/GE which purportedly support the NBC/GE principle bases, and which, it is submitted, are further examples of NBC/GE's abject arroganceplease note the following:

SUMMARY OF STATEMENTS INTERPOSED BY NBC/GE IN SUPPORT OF ITS REQUEST FOR NO-ACTION RELIEF

As previously mentioned NBC/GE has inundated the SEC with this information which consists of mere naked statements with no provision of any rationale as to how or why said information would lead one to believe that said information supports NBC/GE's contentions as to why no-action relief is warranted.

Also included as a part of the information interposed by NBC/GE are false statements, indeed outright lies which amount to criminal conduct and in no way support NBC/GE's request for no-action relief

Following hereinafter is a list of said information and the places in NBC/GE's response where said information occurs:

In most cases, all that is necessary is to read the statement for it to be manifestly clear, in light of the fact that Proponent's shareowner's proposal seeks the redress of a grievance which involves the commission of ***criminal conduct*** by NBC/GE hereinabove, that the statement can be dismissed out-of -hand, as not being supportive of NBC/GE's assertions regarding excludability.

However, in several instances, the proffered information is of so fraudulent a nature, so disingenuous, so deliberately calculated to introduce a criminal degree of falsity into the situation, that all notions of legal propriety demand that said statements be dissected and the manifest degree of skulduggery exposed .

Accordingly the full list of statements will be dealt with, and where the self-evident nature of the absurdity of the statement is manifest, said statement will be rendered specious, by mere referral to the fact that it - the statement cannot co-exist with the manifest evidence of NBC/GE criminal conduct.

On the other hand where the statement made is of a self-evidently false, and fraudulent nature, said statement will be dissected, and all of the equities in the particular situation thoroughly explored, in order to establish a complete record for referral to the Department of Justice criminal division.

When viewing the following list of instances wherein NBC/GE has interposed statements which supposedly support its **contentions as set out in its principle rationales for excluding Proponent's proposal, please bear in mind that the following has already been established:**

- Criminal conduct is not committed against the individual, but in fact is committed against society-at-large (and in this case, against NBC/GE shareowner's-at-large);

- Proponent's proposal is directed to Jeffrey Immelt, being required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of **criminal conduct**, and the personal certification requirements of Sarbanes - Oxley;

- Thus Proponent's proposal is directed to the redress of a grievance which is shared in common with all members of society, and of course, NBC/GE shareowners who are members of society;

- NBC/GE has unquestionably engaged in criminal conduct as set out hereinbefore lurid pictures, Ganz's lies, etc.);

- Proponent's proposal, far from being patently false and misleading and tending to impugn NBC/GE's reputation, is ***patently true and accurate, and tending to arcuately explicate the degree of skulduggery and total lack of Integrity which is an inherent part of the NBC/GE managerial philosophy !!!***

- Jeffrey Immelt, while under an affirmative duty to deny and /or rebut allegations of NBC/GE having engaged in criminal conduct, said nothing and hence acquiesced in allegations of criminal conduct;

Bearing the foregoing in mind, it is clear that all of the proffered information throughout the NBC/GE request for no-action must be discounted because of the overriding considerations, as et out hereinbefore which militate against its position

LIST OF NBC/GE INFORMATION

1. **"The proposal 'is an abuse of the security holder proposal process' designed to pursue the Proponent's personal grievance without producing any benefit for other GE shareowners" (At page 2, fourth full paragraph);**

2. **At paragraph A NBC/GE, Exhibit I, Callwood posting to cbsmarketwatch which deals with diminished value of NBC/GE stock (page 5 first paragraph)**

3. **NBC/GE Exhibit K - Transcript of Mr. Callwood's full remarks at NBC/GE 2003 meeting of shareowners (Page 6, 2nd full paragraph)**

4. **NBC/GE Exhibit B - " EEOC "Determination" (At page 3 paragraph 1 line 2)**

5. **motion to dismiss granted mem., (At page 3, 2nd, full paragraph - Exhibit C)**

6. **2nd Circuit Court of Appeals Affirmance - Exhibit D (At page 3 - 2nd half of paragraph (Where lie about the motion to dismiss and talk about th**

7. Healing Letter Wherein they cite portion of the letter **(Page 3 at paragraph B)**

 Allusion to Exhibit F wherein, a letter to Bob Healing, NBC/GE counsel, wherein proponent's attorney states that Ms Holmes 's address at the 2001 NBC/GE meeting of shareowner's is a mere exclamation point to what is to follow as the definitive articulation of GE's malfeasance is proliferated across cyberspace; (At page 4, 2nd

full paragraph);

8. **Allusion to Transcript of Ms. Holmes's Address to the 2001 Annual meeting of shareowners (Exhibit G) wherein, significantly, the following language appears: (Page 4, mid page)**
"This is a personal issue, you might say but it goes to integrity - lying to, me goes to integrity (Emphasis added)

9. **Allusion to Exhibit I in which proponent's attorney (Mr. Callwood) summarized excerpts from a posting which was being prepared for dissemination throughout cyberspace. (At page 5 first paragraph)**

10. Allusion to transcript of Mr. Callwood's full remarks - Exhibit K wherein, significantly, the following language appears **(Page 6, 2nd full paragraph)**

11. " ...the proposal 'is an abuse of the security holder proposal process' designed to pursue the Proponent's personal grievance without producing any benefit for other GE shareowners ;(At page 2, fourth full paragraph, beginning at line 4 ,the NBC/GE response states the following:)

12. Allusion to transcript of Mr. Callwood's full remarks - **NBC/GE Exhibit K**, wherein, significantly, the following language appears:

13. **The proposal - they characterize Proponent's proposal and attempt to inundate by saying: (Page 7 paragraph - the proposal)**

List of naked statements with which they have inundated the SEC, with no explanation of how these statements are supposed to justify exclusion

Because proposal contains Mr. Callwood's statements at the 2003 Annual meeting;

Because the proposal contains the "unfounded assertion" that Jeffrey Immelt acquiesced -

Then they go on to attempt to characterize the tortuous history as attempting to redress a personal grievance by citing their exhibits

Exhibit E

Exhibit H

Exhibit I

Exhibit J

We are attempting use the GE annual meeting as a bargaining chip to pressure GE to resolve a discrimination case, a personal grievance

Criminal conduct and violation of a federal statute wherein GE has acted unlawfully under title VII is not personal

14. Request for Future No-action Relief (Page nine paragraph F)

15. Proposal contains false and misleading Information and impugns NBC/GE Reputation (page 10)

16. Three website false and misleading and should be excluded (page)10
Answer - nothing false and/or misleading

17. GE did not lie (page 10)

18. Impugn reputation - no factual foundation (page 12)

19. Immelt did not acquiesced (page 12)

As a final point, I feel it necessary to dwell to some extent upon the willingness of outside Counsel to opt into the disgraceflu conduct in which NBC/GE has engaged.

"Fools Rush in Where Angels Fear to Tread" - NBC/GE Outside Counsel,

Gibson, Dunn & Crutcher, Ronald O Mueller, EAI, Signatory, in Having Interposed an NBC/GE Response to Proponent's Shareholder Proposal, Said Response, Containing Knowingly False Information, Have Engaged in Criminal Conduct by opting into a conspiracy with NBC/GE, and others to usurp Proponent's rights. Thus, Proponent is Requesting that Said Conduct be Referred to the Department of Justice for Criminal Prosecution

Turning now to the NBC/GE statement at page 3, 2nd, full paragraph, the NBC/GE response states the following:

> "On November 25, 1996, the U.S. District Court dismissed the lawsuit because of the Proponent's and her attorney's failure to follow discovery orders. **Holmes v. NBC/GE,** 914 F. Supp.1040 (S.D.N.Y. 1996), **motion to dismiss granted mem.,** Nov. 25, 1996, a copy of which is attached hereto as Exhibit C ."

The foregoing statement by NBC/GE is an outright lie, and a deliberate misrepresentation of the truth. I submit, in light of the facts and circumstances which are definitively set out on Proponent's website, which is appended hereto as hard copy exhibit D which will be revealed shortly hereinafter, demonstrates the willingness of NBC/GE outside counsel to actively join in NBC/GE's attempts to usurp Ms. Holmes's rights.

Let me break it down and examine each and every aspect of the NBC/GE statement above, independently, analyze what NBC/GE is saying.

The first two sentences and a part of the third reads as follows:

> "**On November 25, 1996,** the U.S. District Court dismissed the lawsuit because of the Proponent's and her attorney's failure to follow discovery orders. (Emphasis added)

Next, please also note that, in the above NBC/GE statement, it is indicated that the case citation is:

> "**Holmes v. NBC/GE,** 914 F. Supp.1040 (S.D.N.Y. 1996), **motion to dismiss granted mem., Nov. 25, 1996** a **copy of which is attached**

hereto as Exhibit C ...

Now, please go to NBC/GE's Exhibit C and take a look at **the actual text of what NBC/GE has interposed, and indicated that it is; a November 25, 1996, order dismissing Proponent's entire case.**

Please note that the caption, citation, and date at the top of the case appended to NBC/GE response and indicated to be **Exhibit C** are :

"Holmes v. NBC/GE 914 F. Supp.1040, **Feb. 8, 1996**

But wait a minute, the language above indicates that **Exhibit C** is the **November 25, 1996**, U.S. District Court dismissed of Proponent's lawsuit because of the Proponent's and her attorney's failure to follow discovery orders. **Holmes v. NBC/GE,** 914 F. Supp.1040 (S.D.N.Y. 1996), **motion to dismiss granted mem.**

In contrast, an investigation of the caption of the actual text of what has been presented as **Exhibit C** reveals that it is the **February 8, 1996**, dismissal of a motion for summary, judgment, and that it in no way shape or form refers to, or is to any degree involved with a dismissal of ***the entire lawsuit for failure of Proponent and her attorney to comply with discovery requests, on November 25, 1996 - nine months later***

Indeed it would be impossible for the February 8, 1996 case to be the November 25 1996 case because the November case did not occur until 8 months later!!!

Hey! Somebody is lying!!!

Why is there a discrepancy between what is indicated to be Exhibit C at page 3, 2nd, full paragraph, the November 25 1996 dismissal, and what is actually appended as Exhibit C, **Holmes v. NBC/GE,** 914 F. Supp.1040 (S.D.N.Y. 1996), a February 8 1996 dismissal of a motion for summary judgment? **motion to dismiss granted mem.,** Nov. 25, 1996, a copy of which is attached hereto as Exhibit C?

The paper interposed by NBC/GE, as **Exhibit C** which NBC/GE is attempting to pass off as the **November 25, 1996**, dismissal of Proponent's entire lawsuit for failure of Proponent and her attorney to comply with discovery requests is ***not*** the ***November 25, 1996***, dismissal.

It is a **February 8, 1996**, dismissal of a motion for summary judgment which occurred 8 months earlier than the ***November 25, 1996***, dismissal for failure of Proponent and her attorney to comply with discovery requests. (A copy of the Actual ***November 25, 1996***, order of Dismissal is Appended hereto as **Exhibit R,** and the content thereof will be dealt with shortly, to explain why NBC/GE has found it necessary to engage in this subterfuge by attempting to pass off the February 8, 1996 Dismissal of a motion for summary as the ***November 25, 1996 dismissal of this case)***

It is submitted that it is a **deliberately fraudulent attempt** to obfuscate the facts and confuse the issues herein, in order to deflect attention from what has really transpired in the dismissal of this lawsuit; namely, **Judge Constance Baker Motley entered an order of dismissal when she had been divested of jurisdiction by Proponent's filing of a notice of appeal.**

If NBC/GE had placed the order which contained the actual dismissal of Proponent's case before the SEC, Proponent's **Exhibit R**, the language contained therein would have made it manifestly clear that Judge Motley had acted without jurisdiction, and that her order of dismissal was a **nullity.**

Thus, NBC/GE engaged in subterfuge by interposing Judge Motley's prior order of dismissal of a motion for summary judgment, the February 8, 1996 order which had been entered 8 months earlier, and attempted to pass it off as the November 15, 1996 order of dismissal, and in so doing sought to circumvent any SEC consideration of the fact that Judge Motley's November 25, 1996 dismissal was a nullity.

Simply stated, Federal District Court Judge, Constance Baker Motley, after an unbelievable series of nefarious actions which constituted Judicial misconduct, and criminal conduct in violation of the Title 18 federal criminal statutes referenced hereinabove, dismissed Proponent's lawsuit when the court had been divested of jurisdiction.

And NBC/GE did not want the SEC to be cognizant of all that would have been revealed if the actual November 25, 1996, Order of dismissal had been interposed!!!

That is the reason outside Counsel has interposed the foregoing February 8, 1996, dismissal of a motion for summary judgment, and lied to the SEC, by saying it was the November 25, 1996, dismissal for failure to comply with discovery requests.

NBC/GE, is attempting to conceal the facts and circumstances of what actually transpired in the real dismissal of Defendant's lawsuit, that the dismissal was bogus, that Judge Motley acted without jurisdiction and that the dismissal was null and void, ab initio, and never came into being.

A cursory examination of the actual order of dismissal appended hereto as **Exhibit R** will immediately establish this.

Please refer to the language of the actual dismissal which is appended hereto as Proponent's **Exhibit R**.

Specifically please note the following language at the first paragraph of the **actual** Dismissal for failure to comply with discovery requests:

> "For the reasons set forth in the Memorandum opinion filed simultaneously herewith, it is hereby ORDERED that this case be and is DISMISSED with prejudice.

Next, please note the following language:

> "The facts of the underlying dispute are set forth in this court's previous decision in this case denying defendant's motion for summary judgment, and familiarity therewith is assumed. See Holmes v NBC/GE, 914 F. Supp. 1040 (S.D.N.Y.)"

At this point please, note that the court, in stating that familiarity with the facts of the prior case is assumed was merely saying that the **facts** of the previous case dealing with a motion for summary judgment are assumed.

The court was in no way saying that the prior dismissal of Proponent's motion for summary judgment was somehow synonymous with, or even associated with the dismissal for failure to comply with discovery orders as NBC/GE indicates in its statements on Page three of its response regarding its Exhibit B.

Indeed, such a connection would be impossible insofar as the dismissal of Proponent's motion for summary judgment occurred on February 8 1996, 8 months before the actual dismissal occurred On November 25, 1996, before the dismissal of the motion for dismissal actually occurred.

Thus the NBC/GE statement that its **Exhibit C** was a dismissal for failure to comply with discovery orders, is at best mistaken, more likely a disingenuous attempt to obfuscate the issues, and at worst, a deliberate lie to deflect the reader's attention from what is really happening herein.

And just what is really happening herein?

Why is it so important for NBC/GE to deflect attention from the real facts and circumstances of the dismissal of this case?

The answer to this question is simple.

Judge Motley acted without jurisdiction when she dismissed this case, which rendered her dismissal null, and void!!!

In this regard please note the following language of judge Motley's memorandum opinion regarding the facts and circumstances surrounding the sanctions, and dismissals of Proponent's case on the grounds of failure to comply with discovery requests:

At page 1 line 15 the following language appears:

"Defendant [NBC/GE] subsequently made two motions. The first was to sanction plaintiff **and her counsel** (Emphasis added) but requiring **them** (emphasis added) to pay attorney's fees for expenses incurred by defendant's counsel in attending two pretrial conferences which plaintiff's counsel failed to attend. The second motion was to dismiss the action due to plaintiff's failure to obey discovery orders of this court.

Plaintiff's motion for sanctions was granted by Memorandum Opinion and order dated September 19, 1996. See Holmes v. NBC/GE, 1996 WL 531884 (S.D.N.Y.). (Emphasis added)

(Please note that this order of the court sanctioning **both** Proponent and her counsel for failure to comply with discovery requests, is appended hereto as Exhibit O)

Please also note the following language:

"By order dated September 19, 1996, Plaintiff was directed to appear for a deposition on October 31, 1996. The order was sent to both Plaintiff and her counsel and explicitly warned Plaintiff that her failure to appear on October 31 would result in dismissal of her case. Plaintiff did not appear for the taking of her deposition and **has instead appealed this court's order, imposing sanctions, another clearly unappealable order." (Please see notice of Appeal, appended hereto as Exhibit P)**

At this point, it is earnestly requested that the reader take time to review and dissect the entire content of Proponent's website to fully appreciate the egregiousness of the conduct in which NBC/GE has engaged.

Following hereinafter is language which appears on that website at pages 33 - 4th full paragraph , through page 35 - 7th paragraph

"Further, in league with the NBC/GE motion, Judge Motley stated that, should Ms. Holmes or her attorney fail to attend said deposition, she would use the failure to attend as an excuse to dismiss the case rather than address the motion for summary judgment which was pending before her.

Pursuant to her previous biased threats, Judge Motley sanctioned both Plaintiff and attorney for failure to attend the aforementioned deposition even though NBC/GE had defaulted on the motion for summary judgment, and in so doing, obviating the need for discovery, and facilitated NBC/GE in its nefarious purposes, to deprive Ms. Holmes of her rights under Title VII.

The fact that the Motley dismissal was a nullity because it was done without jurisdiction has profound implications when considered in light of what transpired on the Appellate level, and the manor in which NBC/GE has chosen to deal with the activities at that level.

In this regard, Please note the second half of the paragraph on page 3 of the NBC/GE response wherein the following language occurs:

> "Mr. Callwood was the Proponent's attorney in this litigation. The Proponent appealed the decision . By order dated December 8, 1997, the Court of Appeals for the 2nd Circuit affirmed the District Court's dismissal of the case. A copy of the 2nd Circuit's decision is attached hereto as **Exhibit D**. The Court of Appeals denied the Proponent's motion for reconsideration and motion for recusal of the appeals court panel.

Note once again that the NBC/GE response simply refers to the 2nd Circuit Court of Appeals affirmance but does not go into the details of what the facts states, or its interpretation of the import of the, issues dealt with in the affirmance.

It is not that NBC/GE is not aware of what the affirmance says.

It just does not want to deal with the facts and circumstances of the affirmance, because, like the dismissal, the facts and circumstances of the affirmance reveal judicial misconduct, and criminal conduct by the 2nd Circuit Court of Appeals.

A case in point is the following:

Thus the 2nd Circuit Court of Appeals affirmance of Judge Motley's Dismissal amounted to the affirmance of a nullity.

Thus, as extraordinary as it may seem, Proponent's case is still pending in the 2nd Circuit!!!

Nevertheless, this panel of three appellate judges changed the facts and circumstances of the record in the Court below, Judge Motley's Court, in order to be able to affirm a nullity.

Thus the 2nd Circuit panel of judges, by changing the facts of the record below, actively opted into the NBC/GE conspiracy to obstruct justice.

But in order for the reader to fully understand what has transpired herein, specifically the manner in which NBC/GE, by presenting its **Exhibit C** as the dismissal, in order to deflect attention from the actual dismissal, another fact must be provided; which refers back to the dismissal of motion for summary judgment which is actually what NBC/GE has interposed as **Exhibit C** and attempted to pass off as the dismissal off as the dismissal of Proponent's case for failure to comply with discover requests.

Because of the special nature of the attorney/client relationship, the sanctioning of ***both attorney and client*** is an action which is immediately appealable pursuant to the law of the 2nd circuit, as articulated by Thomas Hoar v Sara Lee, 882 F 2d 682,685 (2d Cir 1989 and indeed pursuant to the law of all of the Circuits.

It should be noted that Stanley Bass, Staff Counsel to the 2nd Circuit, in his pretrial memorandum which was issued in summary of this case, cited the Hoar case, in arriving at the conclusion that the issue of sanctions of both attorney and client was immediately appealable. (See Staff Counsel Stanley Bass's opinion appended hereto as Exhibit S) -

When a notice of appeal of the sanctioning of **both attorney and client**, was filed, this filing of the notice of appeal had the affect of totally divesting Judge Motley of jurisdiction to rule on the propriety of sanctions, and vested jurisdiction in the Court of Appeals. (See Notice of Appeal Appended hereto as Exhibit P).

Nevertheless, in a subsequent order, ***after the notice of appeal had been***

entered, Judge Motley acted without jurisdiction in dismissing the case, an action which, because of her having acted without jurisdiction, amounted to a ***nullity***.

It is an inviolable tenet of the law that once a notice of appeal has been filed, the lower court is divested of jurisdiction to rule on the subject matter of the appeal.

28 USCA §§ 1292 provides, in relevant part as follows:

§§ 1292. Interlocutory decisions

"(a) ... the courts of appeals shall have jurisdiction of appeals from:

(1) Interlocutory orders of the district courts of the United States, ... granting, continuing, modifying, refusing or dissolving injunctions..."

When Judge Motley, denied Ms. Holmes's motion for a preliminary injunction, an interlocutory injunction, which is clearly appealable under 28 USCA §§1292, and Ms. Holmes's motion for summary judgment, she filed a Notice of Appeal of those denials.

The filing of this Notice of Appeal divested Judge Motley of Jurisdiction, and vested jurisdiction in the Second Circuit Court of Appeals.

Concisely stated, Judge Motley had no more jurisdiction or authority to invoke the ***ultimate sanction of dismissal*** than a corner hotdog stand vendor; or any complete stranger to the litigation".

Can there be any doubt that this Court had as its purpose to aid and abet NBC/GE in its nefarious purpose to deprive Plaintiff of her civil rights under Title VII?

Further facts and circumstances which speak eloquently to the duplicitousness of NBC/GE and its willingness to engage in criminal conduct are further set out at pages 11 -41 of Proponent' s - Exhibit D. website

Once again the reader is urged to fully review Exhibit D of to fully appreciate the egregiousness of the conduct in which NBC/GE has engaged.

This dismissal is also appended hereto as Proponent's **Exhibit R** and appears at page 11 of Proponent's website, - Proponent's Exhibit D, as Hyperlink "Diswprej"

But before delving into the background of the dismissal further, background information is necessary to fully explicate the egregiousness, and indeed criminality of the conduct in which Judge Motley engaged.

Thus please note the following references to hyperlinks, and narratives on Proponent's website - Exhibit D

FACTS AND CIRCUMSTANCES OF MS. HOLMES ATTEMPTS TO VINDICATE HER RIGHTS IN FEDERAL DISTRICT COURT BEFORE JUDGE CONSTANCE BAKER MOTLEY

When Howard Ganz procured an adverse determination in the EEOC by lying and by having the EEOC accept his lies when it was self-evident that he was lying, pursuant to Title VII, Ms. Holmes was issued a Right-to-Sue which necessitated her filing of suit in Federal District Court to vindicate her rights.

The vindication of her rights should have been a simple matter which could have been accomplished in the EEOC, however, along with the retaliation of reducing her salary by $29,000 per year, NBC/GE saw fit to further attempt to render her impecunious by lying to the EEOC and necessitating the filing of suit in Federal District Court.

Enter Judge Constance Baker Motley and the following facts and circumstances;

December 30, 1994 - Ms. Holmes' Federal District Court Complaint filed;

June 26, 1995 - NBC/GE Motion to Dismiss on Statute of Limitations grounds;

October 2, 1995 - Ms. Holmes cross motion for summary judgment attorney fees, rule 11 sanctions, contempt of a Consent decree, attorneys fees;

Feb 8, 1996 - Motley order denying NBC/GE motion to dismiss specifically indicating that Ms. Holmes Federal District Court suit was timely filed; (Motimely) Appended Proponent's proposal as Exhibit L

April 4, 1996 - NBC/GE Answer to Ms. Holmes Complaint in which everything about which Ganz had lied in the EEOC was admitted;
(NBC/GE Answer) Appended to Proponent's proposal as Exhibit M.

April 4, 1996 - Judge Motley severed claims directed to the intentional infliction of emotional harm and to issues regarding Ganz having lied to the EEOC;

April 9, 1996 - Motley Opinions denying Ms. Holmes cross-motion for summary judgment and contradicting her previous holding that specifically found Ms. Holmes suit timely filed by indicating that a triable issue of fact as to the receipt of the right to sue letter was sufficient to defeat both motions;
(Motcontra) Appended to Proponent's proposal as Exhibit N

April 25, 1996 - Motion for the disqualification of Judge Constance Baker Motley because of abject bias and because Judge Motley allowed criminal conduct dispositive of NBC/GE's liability to come before her with absolute impunity;

May 6, 1996 - Notice of Appeal of Judge Motley's April 9, 1996 denial of Summary Judgment;

May 15, 1996 - Motley refusal to disqualify herself;

June 12, 1996 - Motley issued another scheduling order with conditions which were onerous to Ms. Holmes;

July 1, 1996 - Ms. Holmes issued a petition for a writ of mandamus that Judge Motley disqualify herself based upon her having allowed knowledge of criminal conduct in Ganz having lied to the EEOC to come before her with absolute impunity;

July 12, 1997 - Motley issued another scheduling order during the pendency of the Appeal;

July 30, 1996 - NBC/GE, during the pendency of the appeal, while the USCA for the Second Circuit held the mandate, issued a Notice of Motion for sanctions on Ms. Holmes and/or her counsel, and for an order warning Ms. Holmes that failure to attend future pretrial conferences will result in dismissal of this action.

August 19, 1996 - an order was entered dismissing the writ of mandamus. It is noted that this order was entered during a week when, on information and belief, the USCA for the Second Circuit was not in session for the consideration of substantive motions.

August 22, 1996 - the Mandate of the USCA for the Second Circuit was issued dismissing the Appeal of the District Court's denial of Ms. Holmes's motion for Summary Judgment. There was no substantive consideration of the issues which were included in the Notice of appeal. The appeal was dismissed after a motion to enlarge the time for filing the brief and appendix was denied.

The motion to enlarge was occasioned by Appellant's assertion that there were difficulties in communicating with David Ford, the attorney newly assigned by NBC/GE.

There had been no formal withdrawal of Gayle Chatillo Sproul, the Counsel of record, and no indication from any cognizant individual at NBC/GE that David Ford was a genuine individual who had a right to be recognized.

September 10, 1996 - in response to the NBC/GE Notice of Motion seeking dismissal of the Complaint, Ms. Holmes filed a Notice of Cross Motion Pursuant to FRCP §§ 56, seeking Judgment on the Pleadings convertible to a motion for summary judgment.

Accompanying said Notice of Motion was an attorney's Affirmation, Statement Under Local Rule 3(g) and a memorandum of law which set out, in copious detail Plaintiff's position regarding the appropriateness of the grant of Judgment on the pleadings, and the granting of a motion for a preliminary injunction awarding back pay, reinstating Ms. Holmes to her former salary, and attorney fees.

September 12, 1996 - NBC/GE interposed a Memorandum of Law in Further Support of its Motion to dismiss and in Opposition to Ms. Holmes's Cross motion for Judgment on the Pleadings and for a Preliminary Injunction. Significantly, NBC/GE interposed no arguments in derogation of Ms. Holmes's arguments in favor of a Motion for Judgment on the pleadings thereby admitting said facts and arguments.

September 18, 1996 -Judge Motley issued an order and a Memorandum opinion sanctioning Plaintiff and counsel for failure to attend a pretrial conference during the pendency of time when the USCA had jurisdiction pursuant to a Notice of Appeal having been filed.(Testdoc) Appended to Proponent's proposal as Exhibit O

Judge Motley also entered an Order indicating that she would dismiss the complaint if Ms. Holmes failed to attend a deposition on October 31, 1996 or produce a paper, unless it could be shown that said document could not be produced in accordance with the above schedule.

September 19, 1996 - At an oral hearing for the consideration of the Motion to Dismiss and for the consideration of Ms. Holmes's Cross motion for Judgment on the pleadings, convertible to a motion for summary judgment, a transcript of the record of that hearing was made.

October 10, 1996 - there was a five alarm fire at NBC/GE, which prompted conversations between Ms. Holmes and union member at NBC/GE - specifically Vinnie Novak, union member and fire safety coordinator at NBC/GE. Vinnie Novak had compiled a number of memoranda over the years which pinpointed concerns about fire safety, and NBC/GE violations of OSHA regulations.

October 23, 1996 - Notice of Appeal of the order sanctioning Ms. Holmes and her attorney, thereby divesting Judge Motley of jurisdiction to make any ruling regarding sanctions.

November 1, 1996 - The transcript of the record of the September 19, 1996 hearing was filed. Significantly, the transcript of the record showed unequivocally, that Judge Motley was looking for an excuse to dismiss the case on procedural grounds without ever dealing with the substantive issues. (Transcript) Appended to Proponent's proposal as **Exhibit Q**

November 11, 1996 - Judge Motley issued an order indicating that the deposition of NBC/GE is suspended until further notice.

November 26, 1996 - Judge Motley issued an order and a memorandum opinion dismissing the complaint **with prejudice.** This was for Ms. Holmes refusal to attend a deposition in a situation in which a motion for summary judgment had been filed wherein NBC/GE had failed to file any arguments in derogation of the motion for summary judgment and had thereby defaulted on the motion. (Diswprej) Appended to Proponent's proposal as **Exhibit R**

November 27, 1996 - Judge Motley entered a Judgment of dismissal.

December 12, 1997 - Ms. Holmes filed a Notice of Motion to vacate the order of November 22, 1996, dismissing the complaint. This Notice of Motion contained the Vinnie Novak Memoranda which contained copies of citations which showed that NBC/GE had been cited for fire safety violations in January of 1991.

Thus, it is clear that NBC/GE knew that documents existed which would bear upon claims of unsafe fire conditions and would provide with a definitive basis for assertions of a basis for summary judgment regarding the intentional infliction of emotional harm.

January 17, 1997 - Judge Motley entered an order denying the motion to vacate indicating that Ms. Holmes had failed to articulate a justifiable reason for failing to appear for her deposition.

The complicity of the Federal Judiciary in the illegal denial of Ms. Holmes' rights under Title VII did not end with the Judge Motley. Indeed, the Court of Appeals for the 2nd Circuit went so far as to affirm a nullity as its contribution to the usurpation of Ms. Holmes's rights. It also actively engaged in the criminal conduct of NBC/GE by changing facts which would allow it to affirm a nullity as well as allowing criminal conduct by Ganz to come before it with absolute impunity.

The Court of Appeals For the 2nd Circuit, an entity which is supposed to oversee and rectify the erroneous, unlawful, and duplicitous acts of the District Court, fell in league with the District Court by changing the facts of the record which had been established in the District Court, indicating that ***only Holmes*** had been sanctioned instead of truthfully articulating the fact that ***both Ms. Holmes and her attorney*** had been sanctioned, thus allowing for immediate appeal.

In so doing, the 2nd Circuit panel of judges Walker, Brieant and Jacobs contravened the law of the 2nd Circuit, and indeed the law of all the Circuits that, when both an attorney and a client have been sanctioned, the propriety of those sanctions is immediately appealable, and that a notice of appeal removes jurisdiction from the District Court and vests Jurisdiction as to the propriety of the double sanctions in the Court of Appeals.

Additionally, the court of appeals in its order affirming the lower court (which amounted to the affirmance of a nullity), acknowledged that Ms. Holmes had alleged that Howard Ganz had lied three times to the EEOC in order to procure an adverse determination.

Nevertheless, the Court of Appeals, even though it had a fiduciary responsibility under its canons of ethics, to inquire into the veracity of this allegation of Ganz having committed felonies by lying to a federal agency, and if these allegations were found to have merit, refer said allegations to an appropriate disciplinary tribunal, failed to address this issue.

In a petition for rehearing addressed to pointing out the errors in the 2nd Circuit order, and to address the fact that the Court had gone beyond its mandate by changing the lower court established facts to indicate that only Sandra Holmes had been sanctioned, the fact that ***both*** Sandra Holmes and her attorney had been sanctioned was pointed out, as well as the fact that the appellate court had failed in its fiduciary responsibility to investigate the allegation of criminality and report the results of that inquiry to a disciplinary tribunal.

Additionally, because of the blatant bias which had been shown in the 2nd Circuit's having changed the facts to facilitate the affirmance of a nullity, and because of the court's refusal to address the issue of criminal conduct by referring said conduct to a disciplinary tribunal, a motion was filed for the disqualification of the 2nd Circuit panel of Walker, Brieant, and Jacobs.

This panel had once again shown blatant bias in favor of a deep pockets, 300 billion dollar corporation which had demonstrated its corporate, arrogance, corruption, and lack of compunction about engaging in criminal conduct to thwart Sandra Holmes in her realization of her rights under Title VII.

The 2nd Circuit panel denied the petition for rehearing without comment.

Then the court refused to recuse itself and in so doing contravened another one of the most inviolable tenets of the law.

It is axiomatic in law that a motion for recusal must be acted upon before any rendering of a decision on the issues.

This court simply ignored this tenet, as it has ignored all semblance of judicial propriety in changing the established facts of the record below, and affirming a nullity, which resulted from the court below having acted without jurisdiction, and shirking its fiduciary responsibility to inquire into an allegation of criminality and refer said conduct to an appropriate disciplinary tribunal.

Proponent's petition for rehearing is appended hereto as Exhibit T and a thorough reading of said petition will demonstrate unequivocally that the Ppelleate court was just as complicitous as all of the other instrumentalities of government in the usurpation of Proponent's rights

CONCLUSION

For all the reasons set out hereinabove, it is submitted thatthe Nbc/GE request for no-action relif, is without merit, should be denied, and all of the disgraceful occurrences as set out herein should be referred to the Department of Justice for criminal prosecution.

One thing is true and certain, the "***Court of Public Investor Opinion***", has been a much more fair and impartial arbiter of the disputes herein and the equities involved.

Thank God for the Internet, and the shift in the pardigm, it has, and hopefully will continue to represent

Sincerely,



James H. Callwood

cc Thomas Kim

Ronald O Mueller

GUIDE TO EXHIBITS

Exhibit A - Proponent's Shareowner's Proposal

Exhibit B - CBS Marketwatch.com Posting - Proponent's Attorneys Address at 2003 NBC/GE Shareowner's meeting

Exhibit C - CBS Marketwach.com Posting - Query whether NBC/GE Dimished Stock Value is based upon Proponent's website

Exhibit D - Proponent's website in Cyberspace

Exhibit E - James Callwood's Letter to Howard Ganz (10-26-93) Website ,Page 6Hyperlink Ganz

Exhibit F - James Callwood's Letter to David Dutil (12-6-93) Website, Page 6 Hyperlink DutiLink

Exhibit G - Howard Ganz's Letter to Rosemary Wilkes (1-5-94) Website, Page 6 Hyperlink Ganzwilkes

Exhibit H - Public Integrity Report to Congress 2002/ 1st five pages

Exhibit I - Dept Of Justice Homepage

Exhibit J - NYSE Listed Company Agreement Manual

Exhibit K - Determination Website, Page 6 Determination

Exhibit L - Mottimely Website, Page 8 Mottimely

Exhibit M - NBC/GE Answer Website Page 8 NBC/GE Answer

Exhibit N- Motcontra Website, Page 9 Motcontra

Exhibit O - Sanctions Both Attorney and Client Website , Page 10 TestDoc

Exhibit P - Notice of Appeal

Exhibit Q - Transcript Website, Page 11 Transcript

Exhibit R- Judge Motley Order of Dismissal Website, Page 11 Diswprej

Exhibit S - Staff Counsel Bass Opinion -Website, Page 33 - hyperlink - BassHoar

ExhibitT - Petition for Rehearing - Website, Page 35 -Hyperlink - Copetition

Exhibit U - § 906 - Sarbanes-Oxley -Criminal conduct

Exhibit V - § 302 - Sarbanes -Oxley CEO Certification

Shareholder's Proposal -Relating to a Request That GE CEO, Jeffrey Immelt, Reconcile the Dichotomy Between His Acquiescence in Allegations of Criminal Conduct, at the April 24, 2003, Annual Meeting of GE Shareholders, and the Statutorily Defined Duty to Personally Certify, under Sarbanes-Oxley That No Fraud or Misleading Conduct Has Been Engaged in by GE/NBC

Sandra G. Holmes,114 West 76th Street, New York, NY 10023, a GE shareholder hereby states her intention to present a shareholder's proposal at the April 28, 2004, Ge Annual Shareholder's Meeting. In accordance with applicable rules of the Securities and Exchange Commission, the proposal of said shareholder (for which neither the Company nor its Board of Directors has any responsibility) is set forth below.

Text of the Shareholder Proposal

Whereas, following hereinafter is a partial transcript of an address which was made at the April 24, 2003, GE Annual Meeting of Shareowner's by proponent's representative at the behest of proponent (the full text of said address is a part of the official transcript of the April 24, 2003 Meeting and can be accessed at the following website address):

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241

Whereas, said partial transcript references a website which proponent has placed in cyberspace at the following address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

which contains allegations of criminal conduct by GE amounting to obstruction of justice, said partial address being set out as follows:

"...I, [proponent's representative], have placed in cyberspace a Website that details with particularity not only the total lack of integrity [by GE/NBC] in regard to the litigation of this case [involving proponent], but in fact criminal conduct—criminal conduct amounting to obstruction of justice."

Whereas said partial transcript references a posting on a cbsmarketwatch.com bulletin boardwhich alleges that there is a definitive correlation between a precipitous drop in the value of GE stock and the placing of the following website in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

Whereas, Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing, at the end of the aforementioned address:

"...Thank you Mr. Callwood"

Whereas, new SEC rules pursuant to Sarbanes Oxley 13a-14 and 15d - 14that the CEO of a corporation give a personal certification that, to the best of his knowledge, the company which he represents has not engaged in any false or misleading conduct.

Whereas, the acquiescence in the allegations of the above-mentioned conduct is totally add odds with Sarbanes-Oxley

Be it resolved that Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

hereinafter is a verbatim transcript of the address delivered at the April 23,2003, GE shareholder's meeting, by the attorney for Sandra Holmes, regarding the egregious occurrences by GE, in the litigation of the civil rights, case entitled Sandra Holmes v NBC/GE.

In anticipation of the fact that only a limited time would be available for the actual presentation of the address at the shareholder's meeting, a detailed summary of the issues which would be addressed was posted - (posting #1181 to this bulletin board) prior to the actual address. (Detailed summary posted 4/19/2003, actual address 4/23/2003)

Please note, with particularity, in the verbatim quotation of the following address, that the indicated allegations were made, to Jeffrey Immelt, CEO of GE without denial or contradiction, and therefore, must be deemed admitted:

• GE, contrary to its often repeated commitment to "integrity", has demonstrated a total lack of integrity in its conduct in the litigation of Sandra Holmes v NBC/GE

• This lack of "integrity" involves the co-option of the federal judiciary in the procurement of determinations in GE's favor in this litigation;

• The co-option of the federal judiciary amounts to obstruction of justice;

• The proliferation of the foregoing egregious facts and circumstances, on the following website, has occasioned a 47% drop in the value of GE stock since the May 10, 2000, proliferation of the website:

http://home.att.net/~james.callwood/SandraGHolmes.html

Further postings will follow which are geared to the full range of issues which are germane to the egregious conduct in which NBC/GE has engaged as amply shown by the following verbatim address:

"MR. JAMES H. CALLWOOD, proxy: I am an attorney representing Sandra Holmes, who is an NBC employee and has been for the last 39 years. I am representing her in a civil rights litigation entitled "Sandra Holmes v. NBC-GE. The reason I am here today is because I want to relate to you some of the egregious occurrences that have been a part of this litigation.

NBC-GE is fond of extolling integrity as one of the core bedrock principles upon which GE corporate philosophy is predicated. It is the great, brooding omnipresence that touches and pervades each and every business transaction and each and every dealing. However, I have placed in cyberspace a Website that details with particularity not only the total lack of integrity in regard to the litigation of this case, but in fact criminal conduct—criminal conduct amounting to obstruction of justice. This Website was first placed in cyberspace on May 10, 2000. This was two days after a 3-for-1 GE stock split was announced on May 8, 2000. There is a definitive correlation between the placing of this Website in cyberspace and a precipitous drop in the value of GE stock. There are a number of reasons postulated as being dispositive in terms of why GE stock has diminished in value. I submit to you that the dissemination of this information has had a very direct and effective result regarding the diminishment of GE stock. I think each and every individual who is a GE shareholder should take a very careful look at what has been disseminated and which is supported by documentary evidence, so they can make up their own minds as to the extent to which GE has lived up to its fiduciary responsibility to protect its shareholders' investment.

This Website was placed on CNBC but was taken down and we were restricted access. It is now at CBSMarketwatch.com and will be continually disseminated throughout cyberspace, so that all who care to understand exactly the manner in which the management of GE and its lack of integrity has impacted the value of GE stock, can take whatever actions they deem appropriate in terms of attempting to recapture the value of GE stock. I thank you for your attention.

CHAIRMAN IMMELT: Thank you, Mr. Callwood."

GE STOCK DOWN 47% FROM 5/8/ 2000, $52.43 -3 FOR 1 SPLIT VALUE

Query for April 23, 2003 GE/NBC Shareholder's Meeting:

HAS GE'S FAILED COMMITMENT TO "INTEGRITY", AND PARTICIPATION IN CRIMINAL CONDUCT IN THE LITIGATION OF SANDRA HOLMES V NBC/GE DECIMATED ITS STOCK VALUE AND WRECKED 401K PORTFOLIOS?

The purpose of this posting is to give advance notice to bulletin board readers, shareholders, and entities which comprise "The Street" , of issues which will be raised in an address at the upcoming NBC/GE shareholder's meeting in Charlotte, NC on September 23, 2003.

Specifically, this posting will reiterate the following facts, raise the following questions, and explore the following issues:

• Fact- NBC/GE has engaged in criminal conduct amounting to obstruction of justice in the litigation of the sexual harassment/racial discrimination case entitled Sandra Holmes v NBC/GE, and has co-opted the federal judiciary in the process. This is not speculation, but rather, undisputed and uncontroverted fact, as amply set out in the website which can be reached by clicking on the following hyperlink:

http://home.att.net/~james.callwood/SandraGHolmes.html

• Query - Is there a definitive co-relation between NBC/GE's participation in the above mentioned criminal conduct and the precipitous diminishment in the value of its stock?

• Issue- Has NBC/GE management lived up to its fiduciary responsibility to protect the value of its shareholder's investment in NBC/GE stock, or has NBC/GE management, through arrogance, hubris and intransigence severely diminished the lifetime investments of its shareholders?

What is the appropriate action for GE management to take to rectify this egregious situation and to live up to its fiduciary responsibility to take all appropriate action to protect shareholder's investments?

Ge, by participating in criminal conduct in thr litigation of the civil rights case Sandra Holmes v NBC/GE ha failed abysmally to live up to its own internally mandated notions of devotion to integrity"

A most appropriate starting point for a thorough consideration of the extent to which GE has, or has not lived up to its pronouncements regarding integrityu outlined above is the NBC/GE statement of its devotion to principles "Integrity".

The official GE corporate website - GE.COM, extols "Integrity",as the core and guiding principle of GE corporate philosophy in the following statements excerpted from a speech to GE employees by GE Chairman, Jeffrey Immelt:

"... Along with commitment to performance and thirst for change, we must always display total, unyielding "Integrity."

This is a company of "Integrity". ...Our worldwide reputation for honest and reliable business conduct, built by so many people over so many years, is tested and proven in each business transaction we make.

...

Each person in the GE community makes a personal commitment to follow our Code of Conduct. Guiding us in upholding our ethical commitment is a set of GE policies on key "Integrity" issues. All GE employees must comply not only with the "Letter" of these policies but also their "Spirit".

I, and all GE leaders, have the additional responsibility of nurturing a culture in which compliance with GE policy and applicable law is at the very core of our business activities. It is, and must be, the way we work."

...

As is evident from the above, GE professes a strong commitment to "Integrity", both the "Spirit" and the "Letter" , as the bedrock upon which GE corporate philosophy is anchored.

Significantly, in keeping with this notion of GE's adherence to ""Integrity", GE Chairman Jeffrey Immelt, was an early, (July 30, 2002) signatory to the SEC (Security Exchange Commission), requirement that every CEO swear, that their company had not engaged in fraudulent or misleading behavior.

However, based upon GE management's actions in the litigation of the civil rights case - Sandra Holmes v NBC/GE, which include criminal conduct and obstruction of justice, GE management, far from living up to its professed commitment to "Integrity", has failed abysmally to follow its own professed standards of "Integrity".

It is submitted that the knowledge of this failed commitment to "Integrity, disseminated to the Internet, has caused a precipitous drop in its stock value.

Is there a definitive co-relation between NBC/GE's participation in the above mentioned criminal conduct and the precipitous diminishment in the value of its stock?

In exploring the foregoing query, please consider the following significant facts:

- On May 8, 2000, a 3 for 1 GE stock split took effect, resulting in a $52.43 adjusted split price; (the pre-split price on Friday, 5/5/2000, had been $156.38;

- On May 10, 2000, two days later, the aforementioned website which details GE's total lack of integrity, participation in criminal conduct, and co-option of the EEOC, the Federal District Court for the Southern District, and the 2nd Circuit Court of Appeals, amounting to obstruction of justice prosecuteable as a felony was first disseminated in cyberspace, right into the face of the 3 for 1 stock split !!!

GE stock immediately began to lose value upon the May 10, 2000, first dissemination of the above-mentioned website in cyberspace, and has, for the most part, maintained a severely diminished value to the present day, (a loss of 47%)!!!

This loss in value after the 5/8/2000, 3 for 1 split was in marked contrast to the increases in value which had occurred after previous 2 for 1 splits during Jack Welch's tenure.
The decreases after the 5/8/2000, 3for 1 split occurred, notwithstanding, with minor exceptions, continued GE record profits and overall financial viability, leading to the inescapable conclusion that GE's lack of integrity, and participation in criminal conduct as revealed in the above-mentioned website, has had a profound, and continuing negative affect upon GE stock value.

It is submitted that this negative affect which will continue unless and until GE management sees fit to live up to its own pronouncements regarding its devotion to "Integrity".
In order to fully appreciate just how much of an aberration the diminishment in GE stock value after the May 8, 2000, split has been when compared to GE stock performance after previous mergers I entreat anyone who truly wishes to ponder this question and consider possible reasons for the diminishment of GE stock value, and possible solutions as to how to turn this downward slide around, to click on the following hyperlink and open the graph contained therein:

http://cbs.marketwatch.com/tools/quotes/intchart.asp?symb=GE&sid=21
48&freq=1&time=8&siteid=mktw

Next click on the time frame button at the left side of the page designated "All data".

Next click on the button below the "all data" button designated "splits".

You should now have before you a chart which indicates GE stock splits ranging back as far as 1971 with particular emphasis on the five stock splits which have occurred during the tenure of Jack Welch as CEO of GE beginning at the second split on the graph which occurred in 1983.

Please print out the graph contained in the hyperlink to have it as a reference as the discussion progresses.

Please note the following tabular information pertaining to stock splits which have occurred during the tenure of Jack Welch as CEO of GE.

In each case the following information is indicated:

• Stock price on date immediately before effective date of split. This information the appreciation of the value of GE stock which occasioned the splits;
• Stock price on date of split - each of four previous splits - 2 for 1
• Stock price 2 years 11 months after effective date of split - the time which has elapsed from the May 8, 2000, 3 for 1 split to the present date - April 16, 2003.
Thus, you, the reader have before you, a definitive basis for comparison, in both graphic and tabular form of the performance of GE stock after prior splits as compared with the performance after the May 8, 2000 3 for 1 split.

6/1/83 - pre split - 105.00
1. 6/2/83 - 2 for 1 - $54.00
5/2/86 - 2 years 11 months later - $76.88 + 42%

5/22/86 - pre split - $100.50
2. 5/26/87 - 2 for 1 - $53
4/26/90 - 2years 11 months later - $64.62 +22%

5/13/94 - - pre-split - $95.37
3. 5/16/94 - 2 for 1 - $47.35
4/16/97 - 2years 11 months later - $105.38 +223%

5/9/97 - pre-split - $109.75
4. 5/12/97 - 2 for 1 - $60
4/12/2000 - 2 years 11 months later - $156.75 +261%

5/5/2000 - pre-split - $156.38
5. 5/8/2000 - 3 for 1 - $52.43
4/16/2003 - 2 years 11 months later - $27.83 -47% *

As is clear from the above information, in each of the four previous stock splits, all of which were 2 for 1, GE stock showed a marked increase in value by the date 2 years 11 months after the effective date of the split.

It is noted that, all things being equal, (record profits, long term investment in stable markets, technological innovation in the medical equipment field) the 3 for 1 split should have generated an even more marked increase in stock value than the previous 2 for 1 splits.

Instead, the stock has shown an abysmal decrease in value of 47%

And the diminishment in value began to occur, long before the downturn in the economy, and the egregious breaches of corporate responsibility which have characterized the "Enron "Environment".

Thus any suggestion that the radical departure from previous positive increases is attributable to a weak market in the aftermath of Enron is easily refuted by the fact that the precipitous drop in value began immediately after the May 8, 2000, 3 for 1 split date, long before the Enron debacle which came to light in the fourth quarter of 2001.

Indeed, GE is fond of saying that because of GE's firmly entrenched position in long term stable markets, GE stock is a safe haven for investors whose involvement in high tech securities are subject to the vagaries of market fluctuations as the demand for high tech components ebbs and flows.

The result of this precipitous diminishment in the value of GE stock has worked a tremendous hardship against holders of GE 401K portfolios and to GE investors in general.

The question I pose to all who are concerned about the diminishing value of their GE portfolios is why is the value of GE stock diminishing, and what can you as investors do, in your own enlightened self-interest to to stop this slide and reverse the downward trend, and foster the re - establishment of GE as a corporation which is perceived to be the most admired?

What is the appropriate action for GE management to take to rectify this egregious situation and to live up to its fiduciary responsibility to take all appropriate action to protect shareholder's investments?

REVISIT OF DECEMBER 10, 2001, OPEN LETTER TO JEFFREY IMMELT, CEO OF GE/NBC, AND HOLDERS OF GE /NBC STOCK PORTFOLIOS CONCERNING THE CIVIL RIGHTS LITIGATION - SANDRA HOLMES VNBC/GE

On December 7, 2001, an open letter to Jeffrey Immelt, CEO of GE/NBC, and to holders of GE stock portfolios (appended hereto as an attachment), was posted to the CNBC - GE/NBC Internet Bulletin Board by Bossgamel, the attorney who represented the Plaintiff, Sandra Holmes in the civil rights litigation entitled Sandra Holmes v NBC/GE

That Open Letter, contained the aforementioned website which detailed with particularity, Judicial Misconduct engaged in by the Federal Second Circuit Court of Appeals, and Criminal Conduct engaged in by NBC/GE in the above litigation.

The purpose of that open letter was to postulate reasons why GE stock had, at that time, diminished so precipitously in value from it's May 8, 2000, 3 for 1 split price of $52.43, down to $37. 15, a diminishment of a full 29% in value.

It was postulated that there was a definitive correlation between that 29% diminishment on the value of GE stock between the dates of May8, 2000, the date on which the 3 for 1 split occurred - $52.43 and the 37.15 price on December 7, 2000, the date of the abovementioned letter.

In this current posting I to revisit the facts, circumstances, and issues revealed in that December 7, 2001, Open Letter; facts, circumstances, and issues which are germane to, and impinge upon the value of GE stock,

It was submitted in the previous open letter that the diminishment in the value of the GE stock was largely attributable to the revelation on the above-mentioned website of GE's abject lack of integrity, criminal behavior, and hypocrisy inherent in GE's total disregard of its own annunciated high sounding principles which it touted as the bedrock upon which its corporate philosophy was based.

The gravamen of that December 7, 2001, open letter was to, challenge Jeffrey Immelt to halt the diminishment of the value of GE stock by admitting its malfeasance, and removing from GE the taint of the criminal conduct engaged in on the watch of his predecessor, Jack Welch

Thus, hopefully the notion that GE was, in fact a corporation worthy of being deemed the "most admired" corporation for the past five years would be restored, and GE stock would immediately regain significant value which had been lost.

The proposed methodology for doing this was for GE to seek absolution through contrition by settling this civil rights action and beginning to live up to the high standards of "Integrity" which are purported to be so integral a part of the GE/NBC corporate philosophy.

This was not done!!!

There was absolutely no response, no recognition of the need to engage in activities reasonably calculated to act with "Integrity" instead of simply talking about it.

Thus we are here at a point where GE stock is severely diminished, and has resisted all efforts to regain its May 8, 2000, value.

The issues raised herein will be the subject matter of an address to the September 23, 20003, Ge shareholder's meeting in the hope that said address will catalyze Ge management to begin to engage in activities which are consistent with its pronouncements regarding "Integrity", in the hope that this course of action will be instrumental in facilitating the recapturing of the value of GE stock.

An Open Letter to Jeffrey Immelt Chairman Elect of GE/NBC and Holders of GE Stock Portfolios

Dear Mr. Immelt and Holder's of GE Stock Portfolios:

This letter is being written by the attorney who represented Sandra Holmes, a 36 year exemplary employee of NBC/GE in a civil rights litigation entitled Sandra Holmes v NBC/GE, the details of which were previously posted under the nickname, "Bossgame".

This litigation involved sexual harassment., racial discrimination, the intentional infliction of emotional harm, violation of a consent decree mandating objective job evaluations, and punitive damages.

During Jack Welch's tenure as CEO of NBC/GE, much was said about integrity, and the extent to which integrity was an integral part of the NBC/GE corporate philosophy.

However, NBC/GE showed a complete lack of integrity by engaging in criminal conduct in having lied to the EEOC within the context of the abovementioned civil rights litigation.

All of the facts and circumstances pertaining to this action have been documented and thoroughly fleshed out on the following website:

http://home.att.net/~james.callwood/SandraGHolmes.html

PLEASE LOG ONTO AND DIGEST THE CONTENT OF THIS WEBSITE!!!

The information on this website has been proliferated throughout cyberspace with particular emphasis placed upon informing members of the investing public of the criminality and the abject hypocrisy which NBC/GE has demonstrated in its involvement in this litigation, as well as the complete failure of NBC/GE, as a publicly traded corporation, to carry out its fiduciary responsibilities under the Securities and Exchange Commission Act of 1934, of reporting truthfully the course of the litigation.

Indeed, at the April 25, 2001, annual shareholder's meeting in Atlanta Georgia, Sandra Holmes, the NBC employee and the plaintiff in the captioned litigation, had occasion to address the entire body of shareholders and Jack Welch regarding the issues involved in this litigation.

Jack Welch acknowledged the existence of the litigation and indicated that he would move to take care of the situation.

However, nothing has been done to bring this litigation to a close, nor has there been any report of the existence of the litigation to the SEC as required by the SEC 1934 Disclosure Act. (See the 2nd and 3rd quarter 10(Q) SEC reports of GE, available at the address GE.com.

Quite apart from the issues involved in the litigation, a number of negative things have happened to NBC/GE here of late.

The value of the stock has diminished by more one third since the announcement of the proposed GE/Honeywell merger which ultimately ended in a total rejection of the merger by the European Commission.

Notwithstanding the fact GE has shown at least two consecutive quarters of record profits, and continued record profits but for the insurance losses associated with the September 11, tragedy, (see third Quarter 10 (Q) SEC report), GE stock continues to diminish in value.

Notwithstanding the fact that GE has announced a truly revolutionary innovation in medical scanning technology, GE stock continues to diminish in value.

Notwithstanding the Heller financial services acquisition GE stock continues to diminish in value.

Notwithstanding numerous reductions by the FED in interest rates, GE stock continues to diminish in value.

The merger between GE and Honeywell is a dead issue, a merger which was touted as the largest in corporate history.

The European Commission had before it, the information revealed on the above mentioned website while it was making its determination regarding the anti-competitive affect of the proposed merger.

A cursory reading of the information on the website will likely convince you that bias has been demonstrated in favor of NBC/GE by the Second Circuit Court of Appeals in the face of unequivocal evidence of criminal conduct by NBC/GE .

This cursory reading will likewise demonstrate that the Second Circuit is not a hospitable jurisdiction for one who is seeking justice in a legal forum against anti-competitive activities by the NBC/GE, manufacturing, financial services, media, juggernaut.

I entreat you, the holders of GE stock portfolios to read the information on the website, and ask yourself what you would do if you were Mario Monte, the Chairman of the EC competition Committee, and you had the responsibility for insuring that a merger would not have an anti-competitive impact upon the business operations of members of the EC.

Ask yourself if you would trust a situation wherein jurisdiction to contest any anti-competitive behavior was reposed in the federal District Court for the Southern District, and the second Circuit Court of Appeals after seeing that the EEOC and the 2nd Circuit Federal Judiciary have allowed NBC/GE to engage in criminal conduct with absolute impunity as is amply spelled out on the above-mentioned website.

And to you, Mr. Immelt, I pose the following:

As you prepare to take over the reigns of the General Electric Corporation, I think it appropriate to focus upon statements attributed to you in the Wall Street Journal in regard to the challenges facing GE.

Specifically the report quotes you as having stated the following:

"The biggest challenge for anybody today is the economy, and that has nothing to do with Jack," he said, referring to Welch.

Might I suggest that an equally daunting challenge for GE is to remove the taint of the criminal conduct which was engaged in on Jack Welch's watch, and to restore the notion that GE, is in fact a corporation which is worthy of being deemed the "most admired" corporation for the past five consecutive years.

The taint of that criminal conduct is not going away unless and until it is made manifestly clear that the new watch, the "Immelt watch", will not continue the course of the blatantly criminal conduct of the predecessor, Jack Welch.

This is and should be a new day; a day wherein the full implications of the communications capability of the Internet, and its ability to remove the filter of the traditional news media and let the truth be known directly to the cyberspace public will be taken cognizance of and utilized to restore the image of NBC/GE/.

I ask you, the holders of GE stock to question Mr. Immelt regarding his carrying out of his fiduciary responsibilities, in particular, the duty of disclosure of litigation under the 1934 SEC ACT..

On Friday, November 30, 2001, a broadcast over CNBC, during which there was a market wrap-up, indicated that now that the Taliban is in check and the war against terrorism is being prosecuted vigorously, the time has come to reacquaint ourselves with the day-to-day business as usual activities, not the least of which is concerns about maintaining the 401k implications of a much diminished value of NBC/GE stock.

Dow Jones is up and approaching, if not succeeding the overall value which immediately preceded the the 9/11 Tragedy.

In contrast, NBC/GE is moving in the opposite direction.

At the close of business Friday December 7, 2001, NBC/GE stock was moving in the negative direction, having diminished by 60 cents to a stock price of $37.15

As acknowledged in your planned December 17, 2001, address Mr. Immelt, you owe the holders of GE stock an explanation and a speedy resolution to the diminishing value of their 401k portfolios.

Might I suggest that this is a most appropriate forum in which to address the failure of GE/NBC to live up to its fiduciary responsibility to report on the progress of the Sandra Holmes v NBC/GE litigation, and to provide some indication as to the manner in which said litigation will be, or has been resolved.

And you, the members of the investing public, have a responsibility, based upon your own enlightened self interest to take Mr. Immelt to task for the failure of the NBC/GE management and control group to demonstrate the integrity which GE/NBC claims as its watchword in all corporate dealings.

CRIMINAL CONDUCT AND JUDICIAL MISCONDUCT

IN THE LITIGATION OF SANDRA HOLMES v. NBC/GE

HOW AND WHY 2nd CIRCUIT AFFIRMED A NULLITY

Sandra Homes, an African American female with a 35 year exemplary employment record at NBC/GE served a demand letter on NBC/GE management on 9/15/93, alleging sexual harassment, racial discrimination, the intentional infliction of emotional harm, and punitive damages because of a malignant and hostile work environment, of which the display of the following lurid pictures in the work place was only mildly symptomatic:

First Posting - November 7, 1989



Second Posting - November 8, 1989



Third Posting - August 7, 1993



CRAZY HORSE

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The malignant and hostile work environment shown in the above pictures is a continuation of conditions which were first described in a ***1977 consent decree*** entered into by NBC as a result of a ***class action*** suit which had been brought under ***Title VII of the Civil Rights***.

The Women's Committee For Equal Employment Opportunity at NBC brought this ***class action suit*** on behalf of ***past, present, and future women employees*** who were acknowledged to be the victims of employment discrimination.

The ***Federal Equal Employment Opportunity Commission***, the ***EEOC***, in 1977, during the Carter Administration, took the unusual step of ***opting into the 1977 Women's Committee's case*** because of the discriminatory work environment at NBC. Thus the EEOC, joined the Women's Committee in fashioning the remedial steps to redress the deplorable conditions for women at NBC.

NABET, the Communications Worker's ***Local Union*** was also a signatory to the suit and ***Howard Ganz*** of Proskauer, Rose Goetz & Mendelsohn represented NBC .

The ***1977 Consent Decree*** provided for specific remedies to redress the unfair conditions for women at NBC, including among other things, the ***mandating of objective job evaluations for all employees.***

However, in her 35 year career at NBC/GE Ms. Holmes has never had an objective job evaluation, neither in the 13 years preceding the consent decree nor in the 22 years since 1977.

And, the hostile and malignant work conditions which gave rise to the need for the 1977, consent decree have continued unabated, and serve as the focal point for Ms. Holmes's current litigation, which has resulted in this website.

In view of the continued hostile work conditions in violation of the 1977 consent decree, it is not surprising that NBC (now NBC/GE), would resort to ***criminal conduct prosecutable as a felony in lying to a federal agency***, the EEOC, in responding to a sexual harassment/racial discrimination complaint.

The serving of the previously mentioned ***Demand Letter*** upon NBC/GE management precipitated the above ***criminal conduct*** by NBC/GE, complicity in that ***criminal conduct by the New York EEOC, and judicial misconduct by the Southern District Court and 2nd Circuit Federal Judiciary*** in the denial of Ms. Holmes' rights under Title VII of the Civil Rights Act.

Following hereinafter is a chronological summary of acts in which Ms. Holmes engaged ***prior*** to filing the EEOC complaint in an attempt to alleviate the hostile work environment.

UNTOWARD ACTS AND CIRCUMSTANCES BY NBC/GE IN MS. HOLMES' ATTEMPTS TO ADDRESS THE HOSTILE WORK ENVIRONMENT AT NBC PRIOR TO TAKING OFFICIAL ACTION AT THE EEOC

August 31, 1977 - NBC entered into a consent decree which mandated objective job evaluations, and which recognized that women had been the victims of employment discrimination;

November 7, 1989 - First posting of naked women shown in the bondage situation;

November 7, 1989 - Request by Ms. Holmes to NBC/GE management that the first posting be removed, removal by NBC management, and return of postcard to the addressee;

November 8, 1989 - Second posting of naked women in the bondage situation with the "scratch and sniff" and "censored" indications;

November 8, 1989 - Ms. Holmes request to speak with NBC/GE vice president, Dave Schmerler to discuss the violation of company policy, and actions to be taken to rectify the hostile work environment;

November 8. 1989 - October 6, 1993 - NBC/GE management inaction regarding sexual harassment/racial discrimination which exacerbated the hostile work environment because of heightened hostility as a result of Ms. Holmes's complaint to NBC management;

August 7, 1993 - Third posting of lurid picture which showed a line of bare breasted bimbos;

September 15, 1993 - 57 page Demand letter served upon NBC/GE management, which detailed the hostile work environment and demanded that NBC/GE management take steps to rectify the untoward conditions;

September 23, 1993 - NBC/GE began suggesting that it would retaliate against Ms Holmes by proposing that she be placed upon a shift wherein her salary and overall earnings would be significantly reduced. This retaliation is strictly prohibited by Title VII of the Civil Rights Act but has continued, unabated from October of 1999, up to and including the present time.

As is evident, Ms. Holmes's ***direct interactions*** with the NBC/GE ***hostile work environment,*** and ***attempts to address the conditions*** of that environment encompassed a period extending from ***August 31, 1977*** through ***September 15, 1993***, culminating in a ***57 page Demand*** letter which detailed with particularity all of the facts and circumstances of the hostile work environment. (See 57 page Demand letter linked hereto, Demand)

FORMAL ACTIVITIES PURSUED BY MS. HOLMES AT THE NEW YORK FEDERAL EQUAL EMPLOYMENT OPPORTUNITY COMMISSION AFTER HER IN-HOUSE EFFORTS FAILED TO RESOLVE THE HOSTILE CONDITIONS

When the foregoing activities failed to effect a resolution to the hostile work environment at NBC/GE, a hostile work environment which had existed throughout Ms. Holmes entire career at NBC/GE, but which had been specifically acknowledged by the 1977 Consent Decree, Ms Holmes took formal steps at the EEOC to vindicate her rights under Title VII of the Civil Rights Act and pursuant to said consent decree.

Title VII contains built in prohibitions against retaliation because it is well known and understood that the employer will use economic intimidation, resulting in economic hardship to punish the employee for filing a Title VII complaint.

Thus, Title VII prohibitions on retaliation attempt to "even the playing field" between employer and employee in the ability of the employee to vindicate civil rights and remedies.

However, New York EEOC regulations utilized during the pendency of Ms. Holmes complaint, when Clarence Thomas was the director of the EEOC are specifically geared to thwarting the operation of protections against retaliation, and, in fact, are geared to assisting the Employer in "starving out" the employee.

This assisting of the employer's ability to "***starve out***" the employee is embodied in special procedural rules which accomplish the "***starving out***" objective by ***not allowing the employee to see the Answer of the Employer unless, and until, the EEOC has rendered an adverse determination against the employee, and a right to sue letter.***

(For a full explanation of how these procedural rules work a hardship see the following discussion at the following hyperlink, EEOC RULES)

To fully appreciate the inherent unfairness of this practice, and the specific manner in which the Employer, working in cahoots with the EEOC can thwart the vindication of legitimate employee rights, consider how this process has worked an unbelievable hardship upon Ms. Holmes in her attempt to vindicate her rights in the EEOC; an EEOC which had as its purpose no other objective than to aid NBC/GE in the thwarting of those rights as exemplified by the following EEOC activities:

October 15, 1993 - Formal complaint to the EEOC under Title VII of the Civil Rights Act alleging sexual harassment, racial discrimination, the intentional infliction of emotional harm, etc.

October 15, 1993 - NBC/GE began its retaliatory conduct by reducing Ms. Holmes compensation by $29,000/yr while, at the suggestion of NBC/GE management, she was out on stress related leave as a result of the hostile work environment.

October 26, 1993 - letter toNBC/GE attorney, Howard Ganz from Sandra Holmes, indicating that she considered any move such as the reduced salary while she was out on stress-related leave, which occasioned her economic hardship, to be retaliation in violation of Title VII; (See hyperlink Ganz)

December 6, 1993 - letter to David Dutil of the EEOC, which incorporated the letter to Howard Ganz, seeking injunctive relief restoring her to her former position, and back pay; (See hyperlink Dutil Link)

January 5, 1994 - Letter from Howard Ganz to Rosemary Wilkes of the EEOC ,in which Ganz lies three times to procure an adverse determination against Ms. Holmes. Ms. Holmes was unaware of the lies Ganz had told at the point in time of the January 5, 1993, response because EEOC procedure as articulated above does not provide for the complaining employee to be apprised of the response of the employer, unless, and until, the EEOC renders an adverse determination. (See hyperlink GanzWilkes)

September 26, 1994 - Rosemary Wilkes's EEOC Determination wherein EEOC accepted Ganz's lies. See hyperlink Determination

It is noted that throughout this entire period of time, (from the October 15, 1993 filing of Ms. Holmes EEOC complaint to September 26, 1994 a period of 11 ½ months), the EEOC had engaged in all manner of delays, during a period of time when Ms. Holmes had been retaliated against by having her compensation reduced by $29,000 per year. Specifically:

There had been several changes of investigators without any articulation of the reasons for the changes, even though standard EEOC procedure calls for the investigator to remain the same throughout the process.

There were repeated requests by the EEOC for additional information, even though the information requested had already been provided in a much more detailed fashion than the additional EEOC requests, in the 57 page demand letter which had been submitted and incorporated in the EEOC complaint.

There were continuous EEOC requests for clarification which were obviously used as a stalling tactic because, once again, the explanations in the Demand Letter were much more detailed than the requests for clarification.

There were EEOC accusations of failure to comply with requested information and assertions that failure to communicate within a certain time would cause the dismissal of the complaint, when every requested response had immediately been complied with.

These stalling and delaying tactics became so egregious that Ms. Holmes was compelled to contact the Regional Manager of the Field Management East Office of of the EEOC, and Demand that the Manager of that office, Helen Walsh, intervene to force the New York Office of the EEOC to render a determination.

When no response was received, Helen Walsh was once again contacted, again with no response.

In absolute frustration, Ms. Holmes contacted the New York EEOC office and demanded that the EEOC defer the complaint to the New York City Council on Human Rights, a deferral agency with which the complaint had been filed concomitantly with the New York EEOC. This was during a period of time that the EEOC had once again made a specious request for information and given a deadline by which it had to be submitted, or else have the complaint dismissed.

The request that the Complaint be deferred prompted an immediate response from the New York EEOC indicating that it was making its determination, and the determination was rendered prior to the expiration of the time which had been set for Ms. Holmes to respond to yet another bogus request for information.

It was only after the threat of the complaint being transferred to an agency which was presumably not corrupt that the EEOC issued its determination on September 24, 1994, a full 11 ½ months after the original filing of the complaint on October 15, 1993, and a full 8 ½ months after the Ganz lying response.

The fact is that, as stated above, had the New York EEOC procedure provided for Ms. Holmes to be informed of the Ganz response which occurred on January 5, 1994, she could have pointed out, to the EEOC at that point in time that documentary evidence of Ganz having lied existed, and made whatever protestations at that point, and hopefully vindicated her rights.

But insofar as she was not informed of the lying Ganz response until she was able to obtain her EEOC file in preparation for litigation, a point in time after the right to sue letter was issued on September 23, 1994, when the EEOC rendered its adverse determination by accepting Ganz's lies, she had to wait a full additional 8 1/2months to take any steps to rectify the usurpation of her rights, all of the while her salary having been reduced by $29,000 per year!!!

In short, all that a 468 billion dollar corporation needed to do when it had no defense whatsoever for the untoward, indeed criminal activities in which it had engaged, was sit back and allow their handmaidens, and lackeys, the instrumentalities of government, to do their dirty work.

This is the result of the fact that the ability of NBC/GE to simply sit back and allow the EEOC to usurp Ms. Holmes rights was inherently built into the EEOC procedural process.

But the disgraceful conduct of the EEOC is but one instance of NBC/GE utilizing an instrumentality of government, the EEOC, the very organization whose mandate was to facilitate the vindication of her rights, to usurp those rights.

Quite to the contrary, the federal Judiciary was equally complicitous in the usurpation of those rights as summarized hereinafter.

FACTS AND CIRCUMSTANCES OF MS. HOLMES ATTEMPTS TO VINDICATE HER RIGHTS IN FEDERAL DISTRICT COURT BEFORE JUDGE CONSTANCE BAKER MOTLEY

When Howard Ganz procured an adverse determination in the EEOC by lying and by having the EEOC accept his lies when it was self-evident that he was lying, pursuant to Title VII, Ms. Holmes was issued a Right-to-Sue which necessitated her filing of suit in Federal District Court to vindicate her rights.

The vindication of her rights should have been a simple matter which could have been accomplished in the EEOC, however, along with the retaliation of reducing her salary by $29,000 per year, NBC/GE saw fit to further attempt to render her impecunious by lying to the EEOC and necessitating the filing of suit in Federal District Court.

Enter Judge Constance Baker Motley and the following facts and circumstances;

December 30, 1994 - Ms. Holmes' Federal District Court Complaint filed;

June 26, 1995 - NBC/GE Motion to Dismiss on Statute of Limitations grounds;

October 2, 1995 - Ms. Holmes cross motion for summary judgment attorney fees, rule 11 sanctions, contempt of a Consent decree, attorneys fees;

Feb 8, 1996 - Motley order denying NBC/GE motion to dismiss specifically indicating that Ms. Holmes Federal District Court suit was timely filed;
MOTTIMELY

April 4, 1996 - NBC/GE Answer to Ms. Holmes Complaint in which everything about which Ganz had lied in the EEOC was admitted;
NBC/GE ANSWER

April 4, 1996 - Judge Motley severed claims directed to the intentional infliction of emotional harm and to issues regarding Ganz having lied to the EEOC;

April 9, 1996 - Motley Opinions denying Ms. Holmes cross-motion for summary judgment and contradicting her previous holding that specifically found Ms. Holmes suit timely filed by indicating that a triable issue of fact as to the receipt of the right to sue letter was sufficient to defeat both motions;
MOTCONTRA

April 25, 1996 - Motion for the disqualification of Judge Constance Baker Motley because of abject bias and because Judge Motley allowed criminal conduct dispositive of NBC/GE's liability to come before her with absolute impunity;

May 6, 1996 - Notice of Appeal of Judge Motley's April 9, 1996 denial of Summary Judgment;

May 15, 1996 - Motley refusal to disqualify herself;

June 12, 1996 - Motley issued another scheduling order with conditions which were onerous to Ms. Holmes;

July 1, 1996 - Ms. Holmes issued a petition for a writ of mandamus that Judge Motley disqualify herself based upon her having allowed knowledge of criminal conduct in Ganz having lied to the EEOC to come before her with absolute impunity;

July 12, 1997 - Motley issued another scheduling order during the pendency of the Appeal;

July 30, 1996 - NBC/GE, during the pendency of the appeal, while the USCA for the Second Circuit held the mandate, issued a Notice of Motion for sanctions on Ms. Holmes and/or her counsel, and for an order warning Ms. Holmes that failure to attend future pretrial conferences will result in dismissal of this action.

August 19, 1996 - an order was entered dismissing the writ of mandamus. It is noted that this order was entered during a week when, on information and belief, the USCA for the Second Circuit was not in session for the consideration of substantive motions.

August 22, 1996 - the Mandate of the USCA for the Second Circuit was issued dismissing the Appeal of the District Court's denial of Ms. Holmes's motion for Summary Judgment. There was no substantive consideration of the issues which were included in the Notice of appeal. The appeal was dismissed after a motion to enlarge the time for filing the brief and appendix was denied.

The motion to enlarge was occasioned by Appellant's assertion that there were difficulties in communicating with David Ford, the attorney newly assigned by NBC/GE.

There had been no formal withdrawal of Gayle Chatillo Sproul, the Counsel of record, and no indication from any cognizant individual at NBC/GE that David Ford was a genuine individual who had a right to be recognized.

September 10, 1996 - in response to the NBC/GE Notice of Motion seeking dismissal of the Complaint, Ms. Holmes filed a Notice of Cross Motion Pursuant to FRCP § 56, seeking Judgment on the Pleadings convertible to a motion for summary judgment.

Accompanying said Notice of Motion was an attorney's Affirmation, Statement Under Local Rule 3(g) and a memorandum of law which set out, in copious detail Plaintiff's position regarding the appropriateness of the grant of Judgment on the pleadings, and the granting of a motion for a preliminary injunction awarding back pay, reinstating Ms. Holmes to her former salary, and attorney fees.

September 12, 1996 - NBC/GE interposed a Memorandum of Law in Further Support of its Motion to dismiss and in Opposition to Ms. Holmes's Cross motion for Judgment on the Pleadings and for a Preliminary Injunction. Significantly, NBC/GE interposed no arguments in derogation of Ms. Holmes's arguments in favor of a Motion for Judgment on the pleadings thereby admitting said facts and arguments.

September 18, 1996 -Judge Motley issued an order and a Memorandum opinion sanctioning Plaintiff and counsel for failure to attend a pretrial conference during the pendency of time when the USCA had jurisdiction pursuant to a Notice of Appeal having been filed. 
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Judge Motley also entered an Order indicating that she would dismiss the complaint if Ms. Holmes failed to attend a deposition on October 31, 1996 or produce a paper, unless it could be shown that said document could not be produced in accordance with the above schedule.

September 19, 1996 - At an oral hearing for the consideration of the Motion to Dismiss and for the consideration of Ms. Holmes's Cross motion for Judgment on the pleadings, convertible to a motion for summary judgment, a transcript of the record of that hearing was made.

October 10, 1996 - there was a five alarm fire at NBC/GE, which prompted conversations between Ms. Holmes and union member at NBC/GE - specifically Vinnie Novak, union member and fire safety coordinator at NBC/GE. Vinnie Novak had compiled a number of memoranda over the years which pinpointed concerns about fire safety, and NBC/GE violations of OSHA regulations.

October 23, 1996 - Notice of Appeal of the order sanctioning Ms. Holmes and her attorney, thereby divesting Judge Motley of jurisdiction to make any ruling regarding sanctions.

November 1, 1996 - The transcript of the record of the September 19, 1996 hearing was filed. Significantly, the transcript of the record showed unequivocally, that Judge Motley was looking for an excuse to dismiss the case on procedural grounds without ever dealing with the substantive issues. TRANSCRIPT

November 11, 1996 - Judge Motley issued an order indicating that the deposition of NBC/GE is suspended until further notice.

November 26, 1996 - Judge Motley issued an order and a memorandum opinion dismissing the complaint **with prejudice.** This was for Ms. Holmes refusal to attend a deposition in a situation in which a motion for summary judgment had been filed wherein NBC/GE had failed to file any arguments in derogation of the motion for summary judgment and had thereby defaulted on the motion. DISWPREJ

November 27, 1996 - Judge Motley entered a Judgment of dismissal.

December 12, 1997 - Ms. Holmes filed a Notice of Motion to vacate the order of November 22, 1996, dismissing the complaint. This Notice of Motion contained the Vinnie Novak Memoranda which contained copies of citations which showed that NBC/GE had been cited for fire safety violations in January of 1991.

Thus, it is clear that NBC/GE knew that documents existed which would bear upon claims of unsafe fire conditions and would provide with a definitive basis for assertions of a basis for summary judgment regarding the intentional infliction of emotional harm.

January 17, 1997 - Judge Motley entered an order denying the motion to vacate indicating that Ms. Holmes had failed to articulate a justifiable reason for failing to appear for her deposition.

The complicity of the Federal Judiciary in the illegal denial of Ms. Holmes' rights under Title VII did not end with the Judge Motley. Indeed, the Court of Appeals for the 2nd Circuit went so far as to affirm a nullity as its contribution to the usurpation of Ms. Holmes's rights. It also actively engaged in the criminal conduct of NBC/GE by changing facts which would allow it to affirm a nullity as well as allowing criminal conduct by Ganz to come before it with absolute impunity.

FACTS AND CIRCUMSTANCES OF MS. HOLMES ATTEMPTS TO VINDICATE HER RIGHTS IN THE 2ND CIRCUIT COURT OF APPEALS BEFORE JUDGES WALKER, BRIEANT AND JACOBS

May 27, 1997 - Ms. Holmes perfected the appeal of the orders of Judge Motley by filing an appeal brief and an index to the record on appeal;

December 3, 1997 - The 2nd Circuit Court of Appeals, in an order which summarized its position, affirmed Judge Motley's dismissal of Ms. Holmes's Complaint and in so doing asserted the following:

> "The district court sanctioned ***Holmes*** for the failure of her attorney James H. Callwood ("Callwood"), to attend two pretrial conferences on June 27, 1996 and July 11 1996 ordered by the district court.";
>
> The 2nd Circuit changed the facts by asserting that ***only Holmes*** was sanctioned, when in fact ***both*** Holmes and her attorney were sanctioned, an action which was immediately appealable, and which divested Judge Motley of jurisdiction;
>
> The 2nd Circuit further acknowledged that an allegation that criminal conduct by NBC/GE had been placed before Judge Motley, yet she had allowed this conduct to come before her with absolute impunity. The 2nd Circuit, instead of dealing with the issue of criminal conduct by referring said conduct to a disciplinary tribunal for investigation, ignored it's fiduciary responsibility. Thus the 2nd Circuit was adopting this conduct by Judge Motley;
>
> ***December 22,1997*** - Ms. Holmes filed a motion for the recusal of the entire 2nd Circuit panel comprised of Walker, Brieant and Jacobs because this panel allowed acknowledged allegations of criminal conduct to come before it with absolute impunity;
>
> ***December 22, 1997*** - Ms. Holmes filed a petition for rehearing pointing out the fact that the filing of a notice of appeal of the sanctions of both Ms. Holmes and her attorney had divested Judge Motley of jurisdiction to rule on sanctions, and that hence, her application of the ultimate sanction of dismissal was a nullity;
>
> The Court of Appeals denied the petition for rehearing without comment;
>
> About 2 months later, the court of appeals panel refused to recuse itself. It is noted that it is an inviolable tenet of the law that any issue of recusal must be dealt with prior to any consideration of the underlying substantive or procedural issues.
>
> Because of the disgraceful conduct of Judge Motley and the 2nd Circuit Court of Appeals in allowing NBC/GE to get away with criminal conduct in the procuring of an adverse determination in the EEOC, and the Federal Court allowance of the complicity of the EEOC andNBC/GE, Ms. Holmes went to Lou Fallot, President of

NABET Local 11 and demanded that he act in a manner to assist her in vindicating her rights.

Lou Fallot President of ***NABET Local 11***, a local affiliate of the ***630,000*** member Communications Worker's of America ***(CWA)*** after having observed that ***NABET*** was a signatory to the original 1977 Consent decree, and after having been apprized of the NBC/GE criminal conduct and the active complicity of the ***EEOC, and Federal Judiciary***, and the failure of Mary Jo White and various other instrumentalities of government to address these egregious wrongs, wrote to ***Attorney general Janet Reno and to vice president and presidential candidate Albert Gore, the CWA endorsed candidate,*** requesting a full investigation;

The NBC/GE allowance of this hostile and malignant work environment to fester has made for a situation wherein the latest manifestation of the malignant and hostile work environment at NBC/GE - 30 Rockefeller Plaza, was the explosion of that festering environment into menacing conduct involving physical threats of violence against Ms. Holmes by a per diem worker, even as she was preparing the news for Tom Brokaw;

The only option open to Ms. Holmes in this latest occurrence of a hostile environment in view of NBC/GE's active participation in the perpetuation of the hostile environment was the filing of a police report because of NBC/GE Management's refusal to act to vitiate the malignant work environment .

This latest occurrence of a hostile work environment is, ironically, happening even as Ms. Holmes has been feted at a 35 year anniversary celebration on October 28, 1999;

The ***disgraceful details*** of this entire litigation are as set out hereinafter followed by ***documentary evidence:***

DETAILED ARTICULATION OF THE DISGRACEFUL FACTS AND CIRCUMSTANCES WITH DOCUMENTARY EVIDENCE

Following hereinafter is a detailed articulation of all of the hereinbefore facts which have been presented in summary form. The actual language of the Ganz lies, the Motley dismissals, and the 2nd Circuit's affirmance of nullities are spelled out with particularity so that you, the reader can decide for yourself, the degree of egregiousness inherent in this situation.

When the aforementioned ***Demand Letter*** failed to resolve the conditions which caused the hostile work environment, Ms Holmes filed a ***formal complaint with the EEOC*** which included and incorporated, by reference that Demand Letter.

In the ***NBC/GE Answer*** to the EEOC Complaint, ***Howard Ganz, attorney for NBC/GE, lied to to the EEOC on three separate occasions*** to procure an adverse determination against Ms. Holmes.

The first lie was that there were only two postings of sexually explicit materials four years apart;

The second lie was that Ms. Holmes requested a transfer to a shift wherein her compensation was reduced by $29,000 per year;

The third lie was that NBC/GE was not in violation of a 1977 consent decree because the terms of that decree had expired ten years ago.

The EEOC, accepted Ganz's lies (***even though it was self-evident that Ganz was lying as set out hereinafter***), and rendered an adverse determination, against Ms. Holmes. Specifically in the NBC/GE EEOC Answer, filed on January 5, 1994, Ganz states the following:

"On behalf of the National Broadcasting Company, Inc.("NBC"), we write to provide you with certain information that, we believe, should obviate any need for the Commission to pursue this matter.

The gravamen of the charge filed by Ms. Holmes is that on ***two occasions--once in 1989 and again, four years later, in 1993***-- she observed in the workplace what she considered to be "sexually offensive and degrading" postcards, and that NBC failed to take appropriate remedial action.(emphasis added)

NBC contends that the postcards which Ms. Holmes observed on these ***two isolated occasions would not have been regarded as "sexually offensive and degrading" by a reasonable person***....(emphasis added)

At page 2, first full paragraph, the following language appears:

"***On the first occasion, in 1989***, when the postcard to which Ms. Holmes objected was brought to the attention of NBC management, it was removed from the workplace" ... (emphasis added)

At page 2 second full paragraph, the following language appears:

"Thereafter, Ms. Holmes made no complaint to NBC management with respect to the terms and conditions of her employment until some four years later, she came across another postcard that had (as the charge itself states) not been directed specifically to or at Ms. Holmes, but simply "left by the assignment desk" in her work area." (Emphasis added)

The above statements are out and out lies!!! This is self-evident from the ***three*** postings set out hereinabove on this website

Turning first to the allegation that there were only ***two postings***, one in 1989, and one four years later, documentary evidence of the fact that there were actually ***three postings (as shown hereinabove***) was placed in the fifty seven page demand letter which was presented to NBC/GE management, and appended to and incorporated in the EEOC complaint. So there can be no question that both NBC/GE and the EEOC knew that there were ***three*** postings.

Further, the second posting did not occur four year later, but in fact occurred on the very next night as admitted in paragraph 23 of NBC/GE's Answer to Ms. Holmes'

subsequent Federal District Court Complaint.

Specifically, the Federal District Court Complaint which was filed after the EEOC dismissal states the following at paragraph 23:

" (23) The next night a modified version of the postcard (appended to the Demand Letter as Exhibit C) was once again placed upon the bulletin board after, on information and belief, a management edict was reiterated that sexually explicit material was not to be displayed in the workplace."

In response to the foregoing assertion, NBC/GE stated the following in paragraph 23 of their Federal District Court Answer:

"23. Admit the allegations contained in paragraph 23 of the complaint."

Further, at paragraph 31 of the Federal District Court Complaint, the following language appears:

(31) After Mr. Schmerler* [an NBC Vice President] had *had an opportunity to review the material, he expressed outrage that there had been an initial violation of company policy in the first posting, and even stronger ire that there had been what can only be characterized as direct insubordination in the second posting.

In response to the allegations of paragraph 31 of the Federal District Court Complaint, NBC/GE in paragraph 31 of its Answer stated the following:

31. Deny the allegation contained in paragraph 31, except admit that Mr. Schmerler reviewed the 1989 post card ***and its modified version***, and commented about them."

Thus, in contrast to the lies which Howard Ganz told to the EEOC that there were only 2 postings 4 years apart which failed to even acknowledge the existence of the second, modified posting, NBC/GE, in its Federal District Court Complaint, openly admit that the second posting, the modified posting occurred the next night.

Still further, the second posting was by far, the most offensive of the three postings, a fact that Mr. Ganz conveniently left out, but which the EEOC was well aware of because it had before it the very self-same materials which Ganz and NBC management had received by virtue of the demand letter having been placed in the EEOC complaint.

Further, it is important to note that NBC/GE acknowledge, confirm, and admit, in no uncertain terms, in paragraph 32 of its Federal District Court Answer, that said pictures were offensive.

Specifically, at paragraph 32 of Ms. Holmes' Federal District Court Complaint, the following language appears:

(32) He |Mr. Schmerler **an NBC/GE vice president|** ***further said, in answer to the statement on the face of the card, "Yes, I'm offended".***

At paragraph 32 of NBC/GE's answer, the following language appears:

"32. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 32 of the complaint, ***but admit that Mr. Schmerler found the modified post card to be offensive."***

Thus, it is clear that NBC/GE in its Federal District Court Answer, admit that the first two postings contain offensive material, and that Mr. Schmerler was offended by the statement on the front of the third posting, in direct contrast to the Ganz assertion in the EEOC Answer that:

"... the postcards which Ms. Holmes observed on these two isolated occasions would not have been regarded as "sexually offensive and degrading" by a reasonable person...."

Further, the NBC/GE Integrity Booklet, the employee manual which is required to be signed by every employee when it is received, mandates certain employee behavior regarding the violation of company policy.

"INTEGRITY

Perhaps the most appropriate starting place for characterizing the articulation of the General Electric/NBC "Commitment" to a work environment free of hostile influences is the recently held July 21, 1993 "Integrity" meeting and booklet (Appended hereto as Exhibit A) which was required to be read and signed by each employee. Of particular note is the statement by Jack Welch to the following effect:

"If you have a concern about what is proper conduct for you or anyone else, promptly raise that concern to your manager or through one of the other channels the company makes available to you. Nothing--not customer service, competitiveness, direct orders from a superior or "making the numbers"--is more important than integrity". (emphasis added)

GE leaders have the additional responsibility to make compliance a vital part of our business activities. Adherence to GE policy and applicable law is the foundation of our competitiveness. Concerns about appropriate conduct must be promptly addressed with care and respect." (emphasis added)

Of equal note are the statements under the Equal Employment Opportunity section of the Integrity Booklet which define the parameters of a harassment-free work environment, examples of violations, and the penalties for those violations.

Specifically on page 39 at the last paragraph the following language appears as a part of the delineation of the requirements under Equal Opportunity Employment:

"Provide a work environment free of harassment of any kind based on diverse human characteristics and cultural backgrounds. Sexual harassment, a form of harassment, is prohibited under this policy." (emphasis added)

At Page 40 under Employee responsibilities:

Promptly report any concerns about possible violations of this [sexual harassment] policy.

At page 41 under Examples of Violations:

"Displaying any sexually suggestive visual material in the workplace.

Allowing race, color, religion, national origin, sex, age, disability, veteran status or other characteristic protected by law to be a factor in screening employees for hiring, promotion, compensation or other employment-related decisions."

At page 5 under Penalties for Violation:

"Following GE policy is a must. Employees who violate the spirit or letter of these policies are subject to disciplinary action up to and including discharge. The following are examples of conduct which may result in discipline: (emphasis added)

...

Failure to promptly report a known or suspected policy violation"

It is further confirmed in NBC/GE's answer that said pictures were violative of its own internally mandated precepts regarding what constitutes offensive material.

Specifically, in Plaintiff's Federal District Court Complaint, the following language appears at paragraph 25:

(25) Thus the second posting of this card with the sarcastic covering of the breast, anal and genital areas, and the reference to the fact that the card contains material which is offensive goes further than a mere violation of company policy and amounts to direct insubordination and a deliberate and specific harassment of Ms. Holmes who had the "temerity" to complain about a violation of management policy which she was mandated to report on pain of discipline up to and including dismissal.

The NBC/GE response in paragraph 25 of its its Federal District Court Answer was as follows:

"25. Deny the allegations of the Complaint, ***except admit that NBC does not condone the posting of the modified post card***."

Please consider the implications of the foregoing.

NBC/GE, in their Federal District Court Answer, admit that there were ***three postings,*** and that the materials were offensive in direct contradiction of Howard Ganz in his EEOC Answer.

NBC/GE corporate policy indicates that the posting of sexually explicit material in the workplace is a violation of company policy.

NBC/GE corporate policy mandates the reporting of a violation of company policy ***the failure of which could lead to discipline, up to and including dismissal.***

In the face of all the above, Ms. Holmes followed company policy as she was mandated to do ***on pain of punishment up to and including dismissal.***

The result was that she was soundly rebuffed, and placed upon a shift wherein, in violation of Title VII proscriptions upon non-retaliation, her compensation and wages were reduced by $29,000 /yr.

Turning now to the second ***Ganz*** lie, please note the assertion, at page 3, 1st full paragraph of his letter to Rosemary Wilkes dated January 5, 1994, that Ms. Holmes ***requested*** that she be place on a shift wherein her salary and wages would be reduced by $29,000 per year.

Specifically the Ganz letter reads, in relevant part, as follows:

"... you should know that Ms. Holmes has returned to work at NBC and has, at her own request, been assigned to a different shift.

To fully appreciate the absolute absurdity of the foregoing statement by ***Ganz,*** an out and out lie, it must be viewed in light of the actual facts and circumstances, supported by documentary evidence, which pertain to the question of retaliation.

Specifically, in a letter from Sandra Holmes dated October 26, 1993, addressed to ***Howard Ganz,*** in which she was attempting to clarify understandings concerning new vocational assignments at NBC/GE, to alleviate the affects of a hostile work environment, the following language appears at page 2, full paragraph 8 of said letter:

"As previously mentioned, even though Ms. Holmes has experienced tremendous stress as a result of the hostile work environment at NBC, and anticipates an even greater level of hostility as a result of having come forth with this latest complaint, she is perfectly willing to return to this environment if this is what NBC insists upon. ***She is totally unwilling to accept any situation which results in economic hardship."***

Thus it is abundantly clear that Sandra Holmes, in a written statement to Howard Ganz had indicated that she was totally unwilling to be placed on a shift where she would suffer economic hardship, and that she would consider such a change to be retaliation, said retaliation being strictly prohibited under Title VII of the Civil Rights Act. Indeed, at page 2 at the 6th full paragraph of Exhibit D, the following language appears:

"Thus clearly Ms. Holmes has suffered economic hardship which can only be viewed as retaliation as a result of having come forward with the complaint herein."

A letter dated **December 6, 1993**, from Sandra Holmes attorney to David Dutil, the assigned investigator at the EEOC had appended thereto, and incorporated by reference, the aforementioned letter previously written by Plaintiff, to Howard Ganz, the attorney for defendant dated **October 26, 1993.**

The letter to EEOC investigator, David Dutil, requested that the EEOC provide injunctive relief from the lost wages as a result of retaliation against Plaintiff in the changing of Ms. Holmes to the day shift, resulting in the loss of nighttime differential, and a built in ten hours per week of overtime; amounting to a loss of $29,000/yr. (Please see the letter to Dutil starting at page 2 paragraph 8 and extending through page 4).

Thus, there is no question that the EEOC by letter dated **December 6, 1993,** had been informed and was well aware of Ms. Holmes's unwillingness to be placed on a shift where she would suffer economic hardship, that she would consider any such reassignment in violation of Title VII to be retaliation, and that she was, in fact, seeking to enlist the aid of the EEOC in the form of injunctive relief to rectify the situation.

Indeed, at paragraph 138 of the subsequent Federal District Court Answer, it is admitted that after the filing of the EEOC Complaint by Ms. Holmes,, she was placed on a shift where she was earning lower wages, and that the shift to which she had been assigned prior to her complaint had built into it ten hours per week of overtime.

Specifically, at Paragraph 138 of Ms. Holmes's Federal District Court Complaint, the following language appears:

"(138) Plaintiff was removed from her position on the night shift and placed on the day shift which resulted in her losing nighttime differential pay and a built in ten hours per week of overtime."

At paragraph 138 of the NBC/GE Federal District Court Answer, the following language appears:

"(138) Deny the allegations contained in paragraph 138 of the complaint, except admit that employees who worked the EJ overnight schedule in effect in November 1993, when plaintiff returned from her leave of absence were paid at a slightly higher rate than daytime employees and generally worked two hours of overtime each night."

As is abundantly clear, from the foregoing calculations in Plaintiff's letter to Howard Ganz, and to David Dutil at the EEOC, the foregoing "***slightly higher rate than daytime employees and generally two hours of overtime each night***", amounted to approximately $29,000, per year in lost wages, retaliation against Ms. Holmes which is soundly proscribed by Title VII.

This retaliation has continued up to and including the present day, and as of November 7, 1999, amounts to at least $180,000 in lost salary and wages, increase, and accrued interest and retirement benefits.

In short, everything dispositive of liability regarding the issue of retaliation has been admitted by NBC/GE in its Federal District Court Answer, in contrast to the Ganz lie in the EEOC Answer.

Ganz lies still a third time when he indicates in his Jan 5, 1994, letter that the consent decree mandating objective job evaluations expired of its own terms more than ten years ago, and that the consent decree provided for the written evaluation only of "staff" employees, and not union-represented employees like Ms Holmes.

A reading of the consent decree reveals no such provision that the terms of the decree expired 10 years ago. Nor does the Consent Decree limit objective job evaluations to "staff" employees. At page 179 under the heading:

"Changes in NBC Personnel System".

Thus Ganz has simply alluded to terms in the consent decree which do not exist.

The EEOC determination after the Ganz lying response in which the EEOC rendered an adverse Determination against Ms. Holmes in light of the documentary evidence which it had before it which showed, unequivocally that Ganz was lying, indicts the EEOC for its complicity in this conspiracy.

Specifically, in its determination letter rendered on September 20, 1994, the EEOC, notwithstanding the aforementioned documentary evidence of Ganz having lied, simply ignored the gravamen of the charges, and rendered an adverse determination.

For example, the determination letter, fails to allude to or acknowledge the fact that there were actually ***three*** postings of the offensive post cards.

Further, the determination fails to allude to or acknowledge the fact that there was an eleven page explication of the malignant work environment of which the postings of the concededly offensive post cards were only mildly symptomatic,

Further, the determination letter also fails to allude to or acknowledge that there was a violation of the consent decree mandating objective job evaluations, a consent decree to which the EEOC itself had been a signatory when the consent decree was rendered more than 20 years earlier.

The determination letter also fails to allude to or acknowledge that the EEOC was well aware of the fact that Plaintiff/Appellant had been retaliated against by having had her compensation reduced by $29,000, and that in point of fact, the EEOC had been requested to intervene in the provision of injunctive relief to rectify the reduced compensation situation, and that therefore, Ganz was lying when he said that Plaintiff had been placed on a shift wherein her compensation had been reduced, ***at her own request.***

It must thus be concluded that, in view of the fact that the EEOC, with full knowledge that Ganz's statements were false, rendered an adverse determination against Plaintiff, the EEOC was acting in concert with Ganz, and NBC/GE to deprive plaintiff of her rights under Title VII.

This is an egregious situation. Not only is the New York EEOC failing to live up to its mandate of providing speedy, inexpensive resolution to charges of sexual harassment/racial discrimination, it is actively aiding and abetting the corruption of the process by a 300 billion dollar corporation which has acted in a most egregious fashion

DETAILS OF DISTRICT COURT FACTS AND CIRCUMSTANCES

When Ms. Holmes' ***District Court Complaint*** was filed specifically articulating and incorporating by reference the allegations of the Demand Letter, ***NBC/GE,*** instead of responding to the allegations of the Complaint with an Answer, filed a ***Motion to Dismiss*** alleging that the statute of limitations had expired. This motion was ***frivolous***, indeed ***fraudulent***, in that NBC/GE attempted to pass off internal records of the EEOC as the legitimate records of the United States Post Office in order to manufacture a statute of limitations issue.

The NBC/GE motion to dismiss also sought summary judgment as an alternative basis for the termination of Ms. Holmes' suit.

The filing of Ms. Holmes' Complaint and the NBC/GE Motion to Dismiss precipitated a series of most egregious actions which amounted to ***Judicial Misconduct*** by ***JUDGE CONSTANCE BAKER MOTLEY, a so-called "Civil Rights Legend!!!***

The specific manner in which Judge Motley demonstrated bias, an antagonistic attitude, and engaged in Judicial Misconduct by aiding and abetting NBC/GE in the commission of criminal conduct is set out hereinafter.

JUDICIAL MISCONDUCT ENGAGED IN BY JUDGE CONSTANCE BAKER MOTLEY

In reply to the NBC/GE motion for dismissal or in the alternative for summary judgment, Ms. Holmes filed a cross-motion for summary judgment based upon the aforementioned Ganz lies to the EEOC about dispositive facts and circumstances in order to procure an adverse determination.

Ms. Holmes' cross-motion also presented documentary evidence of the frivolous nature of the NBC/GE Motion for dismissal "or in the alternative, for summary judgment".

Ms. Holmes' cross - motion also sought remedies specifically provided by Title VII of the Civil Rights Act to civil rights litigants. These Title VII remedies are provided to the Civil Rights litigant in an attempt to "even the playing field" and to inject some semblance of equity into the Employee/Employer litigation equation.

Said Title VII remedies sought:

A preliminary injunction against NBC/GE for having retaliated against Ms. Holmes by placing her on a shift wherein her salary and wages were reduced by $29,000 per year; This retaliation was for her having filed the aforementioned Demand Letter, a Complaint in the EEOC, and suit in federal District Court.

Back pay and lost wages as a result of the aforementioned retaliation;

Attorney's fees specifically provided for by Title VII;

Restoration of Ms. Holmes to her previous position and salary

The cross-motion also sought FRCP Rule(11) sanctions for NBC/GE having brought a frivolous motion to dismiss or, in the alternative, summary judgment.

NBC/GE presented no substantive arguments in derogation of Ms. Holmes cross motion for summary judgment, nor in derogation of the other relief being sought under Title VII, thereby defaulting on the cross-motion.

District Court Judge, Constance Baker Motley, in, a February 1996 memorandum opinion, ***specifically found that the Complaint was timely filed stating the following:***

"...whether calculated from October 1 or October 2, 1994, the instant action was timely commenced on December 30, 1994."

Then Judge Motley, in that same opinion, went on to ***contradict herself*** and ***mischaracterize*** her holding that the case was timely filed by indicating that a ***triable issue of fact*** remained as to the date of receipt of the right to sue letter.

She had already held that based upon applicable presumptions which pertain to delivery of mailed documents that the case was timely filed, and that therefore the ***NBC/GE motion for summary judgment must be denied.***

Then she turned around and characterized her holding that the case was timely filed as a case wherein there remained a triable issue of fact as an excuse to deny Ms. Holmes' motion for summary judgment in a situation wherein NBC/GE had defaulted on the motion.

It is once again noted that NBC/GE interposed no substantive arguments, whatsoever, in derogation of Ms. Holmes' motion for summary judgment and the failure to interpose said arguments should have resulted in judgment by default on the motion under standards set out in FRCP Rule 56(e).

Rule 56 of the Federal Rules of Civil Procedure reads, in relevant part, as follows:

(e)... When a motion for summary judgment is made and supported as provided in this rule, an adverse party may not rest upon the mere allegations or denials of his pleading, but his response, by affidavits or as otherwise provided in this rule, must set forth specific facts showing that there is a genuine issue for trial. If he does not so respond, summary

judgment, if appropriate, shall be entered against him. (Emphasis added)

The provisions of FRCP rule 56 (e) indicate, unequivocally ***that Defendant must respond by affidavits or as otherwise provided in rule 56, setting specific facts showing that there is a genuine issue for trial.***

The failure to so respond requires that summary judgment be entered against the adverse party.

On April 5, NBC/GE attorney Gayle Sproul, the successor to Howard Ganz, finally got around to filing the NBC/GE Answer in Federal District Court, a full 16 months after the filing of the District Court Complaint.

It is also noted that pursuant to the FRCP, NBC/GE should have filed its answer within 60 days of the filing of the Summons and Complaint or else default should have been entered.

However, NBC/GE, through various spurious motions and other delays, was allowed, by Judge Motley, to get away with delaying the filing of its Answer for a full 16 months.

The manifest injustice of these delays and the reason for a motion for recusal becomes clear when the following facts are considered:

Ms. Holmes is an employee who earns a regular salary, while NBC/GE is a $463 billion dollar deep pockets employer, defendant which has the ability to starve Ms. Holmes out of the lawsuit by engaging in frivolous, indeed criminal activities to foster interminable delays;

NBC/GE, in its answer, admitted, among other things, that after Ms Holmes filed her complaint she was placed on a shift wherein her compensation was "..reduced". (In fact, the extent of reduction amounted to approximately $29,000/year as will be shown by documentary evidence hereinafter); This amounted to retaliation, a practice soundly proscribed by Title VII.

In addition to the 16 month delay from the filing of the Complaint to the filing of the Answer in Federal District Court, when the District Court Answer should have been filed in 60 days, there had already been an 8 ½ month delay in the rendering of an adverse determination in the EEOC even though documentary evidence had been presented which proved beyond a doubt that Ganz had procured an adverse determination by lying.

Thus every scurrilous act had been employed to delay the resolution of the issues in attempting to render Ms. Holmes impecunious.

Further, Judge Motley actively aided and abetted NBC/GE and Ganz's criminal conduct in having lied to the EEOC by refusing to refer that conduct to a disciplinary tribunal, and by severing claims directed to the enforcement of a 1977 consent decree entered into by NBC/GE which, mandated that NBC begin to conduct objective job evaluations.

Judge Motley also severed claims directed to the intentional infliction of emotional harm, even though these claims arose out of the same set of transactions and occurrences as the Title VII claims. The severing of said claims, hence violated the doctrines of res judicata and collateral estoppel;

This NBC/GE Answer admitted everything dispositive of liability, about which Ganz had lied in his EEOC response.

It was only after this April 5, filing of the NBC/GE Answer that Judge Motley issued a memorandum opinion which addressed Ms. Holmes previous cross-motion for summary judgment and for relief under Title VII.

It is noted that this opinion did not address the issues which were admitted by the NBC/GE Answer, filed on April 4, 1999, which should have been incorporated into the opinion, but rather only dealt with the previous issues raised by Ms. Holmes cross-motion which were already extant, and which should have been addressed in the previous February memorandum opinion.

Specifically, on April 9, 1996, Judge Motley issued a memorandum opinion and an order denying a motion for summary judgment, denying the motion for a preliminary injunction granting back pay and reinstatement to former compensation which had been lost due to NBC/GE having retaliated against Ms. Holmes for having filed suit under Title VII.

Said order and memorandum opinion also severed all requests for relief other than the Title VII claims, which requests, as noted above, encompassed finding NBC/GE in contempt of a consent decree which mandated objective job evaluations.

In the first full paragraph of the memorandum opinion denying a motion for a Preliminary injunction and for summary judgment, the following language appears:

"Plaintiff, who claims to have suffered race and gender discrimination in the terms and conditions of her employment, filed this action alleging violations of, inter alia, Title VII of the Civil Rights Act of 1964, 42 U.S.C § 2000e, et seq. (Title VII)."

Thus, the Court below acknowledges and admits that it understands that the suit before it is

cognizable under the civil rights statutes.

The Court went on to articulate its rationale for denying summary judgment citing Jackson Dairy, Inc. V. H.P. Hood & Sons, Inc, 596 F.2d 70, 72 (2d Cir. 1979).

The court states the following:

"In the papers in support of the cross motion, plaintiff's attorney states as follows:

"It is noted that Plaintiff has suffered severe economic hardship as a result of the retaliation against her, and it is earnestly requested that the Court provide immediate injunctive relief in the amount of $53,000 dollars (sic) in lost wages , and that the court also rule that Plaintiff be restored to her normal salary which she was receiving before her Complaints to NBC management of sexually offensive material."

The Court goes on to say that Plaintiff offers no other showing of harm in support of the request for a preliminary injunction and that standing alone, this allegation of economic harm is insufficient to warrant a finding of irreparable harm and thus an injunction cannot issue. See e.g., Jayraj v,. Scappini, 66 F. 3d 36, 38-39 (2d cir. 1995) (***recognizing that temporary loss of income not irreparable harm***) (citations ommitted); cf. Miss America Organization v. Mattel, Inc, 945 F 2d 536, 546 92d Cir. 1991) (***holding single, cursory affidavit concerning potential loss of consumer good will insufficient to establish irreparable harm warranting injunction)***.

At this point, in view of Judge Motley's opinion citing that ***"temporary loss of income [is] not irreparable harm"*** in response to Ms. Holmes' request for relief under Title VII, ***a return to the fact that Judge Motley acknowledges and admits that she understands that the suit before her is cognizable under Title VII of the civil rights statutes is in order.***

It is only after a thorough exploration of the standards for the granting of relief under Title VII are explored that the abject absurdity of the foregoing opinion by Judge Motley can be fully appreciated.

A case in point is the following language which deals with the standards for relief under Title VII:

Title VII of the Civil Rights Act of 1964 provides broad remedial power to the court to redress a violation of the statute. Section 706(g)[706(k)] reads:

"If the court finds that the respondent has intentionally engaged in or is intentionally engaging in an unlawful employment practice charged in the complaint, the court may enjoin the respondent from engaging in such unlawful employment practice, and order such affirmative action which may include, but is not limited to, reinstatement or hiring of employees, with or without back pay ..., or any other equitable relief as the court deems appropriate ..."

The word "may" above, has been interpreted by the United States Supreme Court in Albemarle Paper Co. V. Moody to render the award of Title VII remedies non-discretionary. The Supreme Court also said , in ***Franks v. Bowman Transp. Co., Inc., that denial of any remedies under Title VII is "permissable only for reasons which ... would not frustate the central purposes of eradicating discrimination throughout the economy and making persons whole for injuries suffered through past discrimination."*** (Emphasis added)

In the case at bar, it has been definitively established that NBC/GE has engaged in unlawful employment practices, procured an adverse result against Sandra Homes, in the EEOC by making false statements to the EEOC which amounts to criminal conduct prosecuteable as a felony under 18 USCA § 1001.

It would be difficult, indeed to postulate a case which serves as a more definitive example of ***"frustrating the central purposes of eradicating [sexual harassment and retaliation] throughout the economy and making persons whole for injuries suffered through [violation of statutory proscriptions on employer misconduct]",*** *than the case at bar.*

Not only has NBC/GE frustrated the aims of Title VII by lying to a federal agency NBC/GE has also retaliated against Ms. Holmes by placing her in a position where she is earning $29,000/yr less than she had previously been earning, and thus, is attempting to "starve her out" in her District Court litigation, in order to avoid the consequences of its criminal conduct.

In the order of the District Court which denies the preliminary injunction granting lost wages and reinstatement to Ms. Holmes' former salary Judge Motley articulated the standard for granting a preliminary injunction in the Second Circuit as the need to show :

"(a) irreparable harm and

(b) either

(1) liklihood of success on the merits or

(2) sufficiently serious questions going to the merits to make them a fair ground for litigation and a balance of hardships tipping decidedly toward the party requesting the preliminary relief." Jackson Dairy, Inc. v. H.P. Hood & Sons, Inc. 596 F. 2d 70, 72 (2d cir. 1979).

The Court went on further to state that Plaintiff - Ms Holmes offers no other showing of harm in support of the request for preliminary injunction than the lost wages and that standing alone, this allegation of economic harm is insufficient to warrant a finding of irreparable harm and thus an injunction cannot issue .

The foregoing rationale for denying a preliminary injunction in a Title VII action is totally at odds with the mandate of Title VII of the Civil Rights Act of 1964 section 706(g), and the Albermarle case, supra, which mandates that the Court grant injunctive relief when it has been established that the employer has engaged in conduct violative of Title VII.

This is a Title VII action which is governed by very specific remedial statutory provisions such as section 706(g), to insure the effectuation of the aims of Title VII.

Further, Section 704(a) of Title VII reads:

"It shall be an unlawful employment practice for an employer to discriminate against any of his employees...because he has opposed any practice made an unlawful employment practice by [Title VII] or because he has made a charge, testified, assisted, or participated in any manner in an investigation, proceeding, or hearing under Title VII.

The cases cited by the Court below have absolutely nothing to do with Title VII, and the very special rights Title VII is designed to protect, and aims it is designed to foster. For example, Jayaraj v. Scappini, 66 F.3d 36, 38-39 (2d. Cir. 1995) (citations omitted), cited by the Court below for the proposition that a preliminary injunction should not lie in the case at bar, was brought under 42 U.S.C. §§ 1981 and 1983 and also alleged that the Plaintiff's contract was not renewed because Plaintiff had voiced outspoken opposition to patronage hiring by the city in violation of Plaintiff's first amendment rights. ***This case, in no way involved employment discrimination, sexual harassment or retaliation for coming forth with an EEOC complaint which would avail that Plaintiff of the very special protections provided by Title VII.***

Further, NBC/GE has admitted all of the facts which are dispositive of its liability! There is no question of the liklihood of success.

Judge Motley has simply refused to take cognizance of this fact.

Further, the balance of hardships clearly tips in favor of Ms. Holmes, a 33 year outstanding employee who, recognizing that a breach of company policy had occurred, came forward and complained, pursuant to company mandate, and was retaliated against by a $153 billion dollar corporation by having her salary reduced by $29,000/yr.

But most significantly, the Jayaraj case, supra, did not involve a situation where the very harm to Plaintiff which was sought to be redressed by the preliminary injunction was procured as a result of criminal conduct by the employer in making false statements to a federal agency!!!

It is axiomatic, in American jurisprudence that one who comes to equity, to avail himself of an equitable remedy, or to invoke a defense against an equitable remedy must have clean hands.

Howard Ganz lied to the EEOC on three different occasions!!! Pursuant to the provisions of 18 U.S.C.A. § 1001, these false statements to a federal agency are prosecutable as a felony.

Any discussions of failure to show irreparable harm, or failure to meet the standards for injunctive relief, are simply not maintainable when viewed in light of the fact that the adverse determination against Ms. Holmes was procured as a result of NBC/GE having engaged in criminal conduct.

Furthermore, in the case at bar, not only has NBC/GE failed to respond by affidavit or otherwise, setting forth specific facts indicating that there is a genuine issue of fact to be tried. NBC/GE, when it finally got around to filing its Answer ***affirmatively admitted all of the facts and circumstances which are dispositve of its liability in its District Court as set out herinbefore.***

Thus, there can be no question as to whether Ms. Holmes is entitled to summary judgment on the basis of admissions

Thus, Judge Motley, in mischaractrizing her own holding has allowed a $463 billion corporation, which has interposed no arguments in derogation of a summary judgment motion to continue to stay in a litigation wherein its culpability is manifest by allowing the manufacture of a statute of limitations issue.

It is this exact treatment of the equities in the current circumstances which prompted a motion for recusal and a writ of mandamus.

Thereafter, on, April 25, 1996, because of the manifest bias demonstrated by Judge Motley in her incorrect rulings, refusals to rule, and allowance of evidence of criminal conduct by NBC/GE to come before her with absolute impunity, Ms. Holmes filed a motion for Judge Motley's disqualification on the basis of bias, citing the Supreme Court holding in Liteky v. United states 114 S.Ct. 1147 which specifically held that:

"...the ultimate inquiry is whether circumstances satisfy section 455(a), i.e., create an objectively reasonable basis for questioning a judge's impartiality, by showing "a deep-seated favoritism or antagonism that would make fair judgment impossible."

Notwithstanding the above conduct by Judge Motley which clearly evinces "a deep-seated favoritism or antagonism that would make fair judgment impossible", by memorandum opinion, dated May 15, 1996, Judge Motley refused to recuse herself and continued with her pattern of egregiously biased and antagonistic conduct.

On May 6, 1996, Ms. Holmes filed a notice of appeal of Judge Motley's denial of the motion for summary judgment, attorney fees, and also filed a petition for a writ of mandamus in the 2nd Circuit demanding that the Court of Appeals remove Judge Motley because of her blatant bias.

On July 12, 1997, during the pendency of the foregoing appellate actions, as a result of which, the court of Appeals held the mandate, Judge Motley issued a scheduling order setting another pretrial conference for August 1, 1996.

On July 30, 1996, during the pendency of the abovementioned appeal and petition for a writ of mandamus, NBC/GE, while the Court of Appeals held the mandate, issued a motion for sanctions against Ms. Holmes ***and*** her attorney, and an order indicating that failure to attend future conferences would result in dismissal of the action.

In view of the fact that the NBC/GE Answer admitted all of the issues dispositive of liability about which Ganz had lied in the EEOC, Ms. Holmes once again filed a cross-motion. This cross-motion was for judgment on the pleadings, convertible to a motion for summary judgment.

It is noted that the previously mentioned motion for summary judgment was based upon Ms. Holmes having pointed out to Judge Motley, documentary evidence of the fact that Ganz had lied to procure an adverse determination in the EEOC.

In contrast, this latest motion for Judgment on the pleadings convertible to a motion for summary judgment was based upon the fact that once NBC/GE finally got around to filing its Answer, it ***affirmatively admitted all of the facts dispositive of liability.***

It is also noted that once again, NBC/GE did not interpose any arguments whatsoever in derogation of Ms. Holmes motion for summary judgment, and had ***defaulted on the motion***!!!

Thus, insofar as there were no triable issues of law or fact, and NBC/GE had defaulted on the motion, just as was the case in the previous motion, summary judgment should have been granted immediately, pursuant to Rule 56 (e) of the Federal Rules of Civil Procedure;

However, instead of granting the motion for summary judgment, Judge Motley further indicated bias in favor of NBC/GE, a 463 billion dollar corporation, by indicating, in the transcript to the record that she was demanding that Ms. Holmes and her attorney attend a costly and unnecessary deposition;

It is also noted that Judge Motley Judge Motley, in refusing to rule on motion for judgment on the pleadings convertible to a motion for summary judgment even though NBC/GE had not interposed any papers in derogation of our arguments for summary judgment (in effect defaulting), also openly stated, in the transcript of the record, that she would not rule on the pending motion because failure to attend a deposition might furnish her with an excuse to dismiss the case on procedural grounds.

Specifically, in the transcript of the record at page 21, line 24 , the following language appears:

"THE COURT: The long and short of this is if Ms. Holmes fails to appear for a deposition to be deposed or to produce documents that she intends to use on the trial, all of them, then of course this case will be dismissed.

MR. CALLWOOD: I take it then, your honor, you are denying my motion for judgment on the pleadings convertible to a motion for summary judgment. Am I to understand that's what's happening?

THE COURT: I am ruling on the defendant's motion to dismiss right now and saying I am not granting it at this time. I am granting it if the plaintiff should fail to appear. So I am going to get out an order...

MR.CALLWOOD :

How is the court dealing with my motion which is before the court?

THE COURT: Your motion will be pending, **If I grant his motion to dismiss it won't be necessary for me to rule on your motion This case will have been dismissed." (Emphasis added).**

Please note what Judge Motley is saying in the above interchange.

Concisely stated, she is saying:

Forget about whether or not NBC/GE has admitted any and all facts which are dispositive of its liability in its Answer.

Forget about the fact that NBC/GE has failed to pose any substantive arguments in response to your motion for judgment on the pleadings, convertible to a motion for summary judgment.

Forget about the fact that rule 56(e) of the FRCP provides that failure to respond with substantive arguments makes it mandatory that the Court render summary judgment in favor of the moving party forthwith.

This Court demands that you engage in costly, irrelevant discovery in a situation wherein a deep pockets defendant employer has retaliated against you and has already admitted all facts dispositive of its liability.

And if you fail to engage in said discovery, I will use that failure as an excuse to dismiss this case on procedural grounds, notwithstanding the fact that you should already have been granted a judgment by default because NBC/GE did not interpose any substantive response".

Further, in league with the NBC/GE motion, Judge Motley stated that, should Ms. Holmes or her attorney fail to attend said deposition, she would use the failure to attend as an excuse to dismiss the case rather than address the motion for summary judgment which was pending before her.

Pursuant to her previous biased threats, Judge Motley sanctioned both Plaintiff and attorney for failure to attend the aforementioned deposition even though NBC/GE had defaulted on the motion for summary judgment, and in so doing, facilitated NBC/GE in its nefarious purposes, to deprive Ms. Holmes of her rights under Title VII. TestDoc

Because of the special nature of the attorney/client relationship, the sanctioning of ***both attorney and client*** is an action which is immediately appealable pursuant to the law of the 2nd circuit, as articulated by Thomas Hoar v Sara Lee, 882 F 2d 682,685 (2d Cir 1989 and indeed pursuant to the law of all of the Circuits.

It should be noted that Stanley Bass, Staff Counsel to the 2nd Circuit, in his pretrial memorandum which was issued in summary of this case, cited the Hoar case, in arriving at the conclusion that the issue of sanctions of both attorney and client was immediately appealable. Bass Hoar .

When a notice of appeal of the sanctioning of ***both attorney and client,*** was filed, this filing of the notice of appeal had the affect of totally divesting Judge Motley of jurisdiction to rule on the propriety of sanctions, and vested jurisdiction in the Court of Appeals.

Nevertheless, in a subsequent order, ***after the notice of appeal had been entered,*** Judge Motley acted without jurisdiction in dismissing the case, an action which, because of her having acted without jurisdiction, amounted to a ***nullity***.

It is an inviolable tenet of the law that once a notice of appeal has been filed, the lower court is divested of jurisdiction to rule on the subject matter of the appeal.

28 USCA § 1292 provides, in relevant part as follows:

§ 1292. Interlocutory decisions

"(a) ... the courts of appeals shall have jurisdiction of appeals from:

(1) Interlocutory orders of the district courts of the United States, ... granting, continuing, modifying, refusing or dissolving injunctions..."

When Judge Motley, denied Ms. Holmes's motion for a preliminary injunction, an interlocutory injunction, which is clearly appealable under 28 USCA §1292, and Ms. Holmes's motion for summary judgment, she filed a Notice of Appeal of those denials.

The filing of this Notice of Appeal divested Judge Motley of Jurisdiction, and vested jurisdiction in the Second Circuit Court of Appeals.

Concisely stated, Judge Motley had no more jurisdiction or authority to invoke the ***ultimate sanction of dismissal*** than a corner hotdog stand vendor; or any complete stranger to the litigation.

Can there be any doubt that this Court had as its purpose to aid and abet NBC/GE in its nefarious purpose to deprive Plaintiff of her civil rights under Title VII?

The Court of Appeals for the 2nd Circuit, an entity which is supposed to oversee and rectify the erroneous, unlawful, and duplicitous acts of the District Court, fell in league with the District Court by changing the facts of the record which had been established in the District Court, indicating that ***only Holmes*** had been sanctioned instead of truthfully articulating the fact that ***both Ms. Holmes and her attorney*** had been sanctioned, thus allowing for immediate appeal. [illegible].

In so doing, the 2nd Circuit panel of judges Walker, Brieant and Jacobs contravened the law of the 2nd Circuit, and indeed the law of all the Circuits that, when both an attorney and a client have been sanctioned, the propriety of those sanctions is immediately appealable, and that a notice of appeal removes jurisdiction from the District Court and vests Jurisdiction as to the propriety of the double sanctions in the Court of Appeals.

Additionally, the court of appeals in its order affirming the lower court (which amounted to the affirmance of a nullity), acknowledged that Ms. Holmes had alleged that Howard Ganz had lied three times to the EEOC in order to procure an adverse determination.

Nevertheless, the Court of Appeals, even though it had a fiduciary responsibility under its canons of ethics, to inquire into the veracity of this allegation of Ganz having committed felonies by lying to a federal agency, and if these allegations were found to have merit, refer said allegations to an appropriate disciplinary tribunal, failed to address this issue.

In a petition for rehearing addressed to pointing out the errors in the 2nd Circuit order, and to address the fact that the Court had gone beyond its mandate by changing the lower court established facts to indicate that only Sandra Holmes had been sanctioned, the fact that ***both***

Sandra Holmes and her attorney had been sanctioned was pointed out, as well as the fact that the appellate court had failed in its fiduciary responsibility to investigate the allegation of criminality and report the results of that inquiry to a disciplinary tribunal. (See hyperlink COPETITION)

Additionally, because of the blatant bias which had been shown in the 2nd Circuit's having changed the facts to facilitate the affirmance of a nullity, and because of the court's refusal to address the issue of criminal conduct by referring said conduct to a disciplinary tribunal, a motion was filed for the disqualification of the 2nd Circuit panel of Walker, Brieant, and Jacobs.

This panel had once again shown blatant bias in favor of a deep pockets, 300 billion dollar corporation which had demonstrated its corporate, arrogance, corruption, and lack of compunction about engaging in criminal conduct to thwart Sandra Holmes in her realization of her rights under Title VII.

The 2nd Circuit panel denied the petition for rehearing without comment.

Then the court refused to recuse itself and in so doing contravened another one of the most inviolable tenets of the law.

It is axiomatic in law that a motion for recusal must be acted upon before any rendering of a decision on the issues.

This court simply ignored this tenet, as it has ignored all semblance of judicial propriety in changing the established facts of the record below, and affirming a nullity, which resulted from the court below having acted without jurisdiction, and shirking its fiduciary responsibility to inquire into an allegation of criminality and refer said conduct to an appropriate disciplinary tribunal.

Further, it is clear that one of the motivations behind the absolute need for NBC/GE to enlist the aid of governmental entities in the dismissal of this case was the fact that at the time this suit was filed, (as was later found as a result of a five alarm fire at 30 Rockefeller Plaza), NBC/GE had outstanding OSHA violations concerning worker safety and the fact that NBC/GE should have had fines levied against it which should have run into the millions.

As will be seen hereinafter, OSHA gave NBC/GE a "free ride" in failing to take NBC/GE to task for these violations, and as a consequence, NBC/GE was allowed to let unsafe conditions persist, which on information and belief, may have been a contributory factor in the death of an overnight employee as the result of the five alarm fire at 30 Rockefeller plaza.

These unsafe work conditions were definitively spelled out as a part of the aforementioned Demand Letter, and the Federal District Court Complaint. Yet, as of the date of the fire, nothing had been done to identify, and rectify the unsafe work conditions;

On December 12, 1997 Ms. Holmes filed a Notice of Motion to vacate the order of November 22, 1996, dismissing the complaint.

This Notice of Motion contained the Vinnie Novak Memoranda which had appended thereto, copies of citations which showed that NBC/GE had been cited for fire safety violations in January of 1991.

Thus, it is clear that NBC/GE knew, when this case was filed in 1993, that documents existed which would bear upon claims of unsafe fire conditions and would provide Ms. Holmes with a definitive basis for claims for summary judgment for the intentional infliction of emotional harm.

Some of these documents were OSHA citations for fire safety violations which had been outstanding for periods exceeding five years.

Plaintiff interposed these documents, Vinnie Novak memoranda, which showed, unequivocally the following:

That NBC/GE had violated OSHA regulations;

That said violations had been outstanding for periods exceeding five years;

That said violations bore upon the issues regarding fire safety;

That a five alarm fire had occurred on October 10, 1996, which occasioned concerns about the issues of fire safety as they pertained to the case at bar,

That as a result of these intervening circumstances, Plaintiff would not attend a deposition scheduled for October 31, 1996 because of the unfolding facts and circumstances regarding the violation of OSHA regs;

Notwithstanding all of the above, the violations of OSHA regs, the fire, the concerns about unfolding information, the court found all of the above an insufficient reason to reinstate the case even though the court, in its order requiring attendance at the deposition indicated the following:

"Failure of either party to produce a document will result in its exclusion from trial ***unless it can be shown that said document could not be produced in accordance with the above schedule.***" (Emphasis added)

Surely, in an unbiased forum, a five alarm fire, being made aware of the existence of pre-existing OSHA citations, constantly unfolding issues which bore upon liability for the intentional infliction of emotional harm, should have provided sufficient reason and justification for the postponement of the time of the deposition.

In other words, it is submitted that not even the "second coming of the flood" would have been a sufficient reason for Judge Motley to reinstate the case and refrain from thwarting NBC/GE from being held accountable for its egregious failure to live up to OSHA fire safety regulations

The foregoing summary speaks volumes about the manner in which the EEOC, Judge Constance Baker Motley, Appellate judges Walker, Brieant and Jacobs have ***thrown this case,*** and in so doing, thwarted Ms. Holmes rights under Title VII of the civil rights act and speaks to the reasons for exposing the above to the cold light of public scrutiny.

The reader is entreated to inquire, "How could this be"?!!! How is it possible that, in a situation wherein everything dispositive of liability has already been admitted, the case winds up dismissed?

The answer to this question is that we exist in a Plutocratic society, a society wherein the rich hold sway over governmental institutions and, the myth of democracy is dashed to ashes, and yields to the domination of wealth and power!!!

One of the most insidious paradigms which characterize present day society is the existence of a plutocracy; a society which is ruled by the rich, for the rich and which precludes access for the common man to the mass media for the expression of his or her ideas and concerns.

The notion of a plutocracy, and the fact that such a society vitiates any real opportunity for a democracy and access to instrumentalities of government for the vindication of rights of the individual has existed at least since the time of Plato.

The common man, the employee litigant, has no chance whatsoever of having his or her rights vindicated, no matter how meritorious the cause, and no matter how nefarious the activities of the corporation.

There is no possibility of a "day in court" because there is no possibility of the employee litigant having access to the mass media in order to expose the skulduggery in which the corporation and the instrumentalities of government have engaged.

Fortunately with the advent of the Internet, there is a shift in the paradigm!!!

No longer can a $463 billion dollar corporation which controls the media, rest safe and secure in the notion that it can filter out of the mass media any and all references to its corporate skulduggery!!!

Now, if one cannot have his or her day in court, they can have their day in cyberspace!!!

That is what this website is all about; utilizing the cyberspace to expose the egregious conduct of NBC/GE and the active participation of the EEOC, OSHA, and four members of the federal judiciary in depriving Sandra Holmes of her day in court!!!

A most appropriate point for fully explicating the philosophical reasons for this website is, ironically a piece by ***Tim Minton, NBC's investigative reporter.***

The following quotation from the "NBC" website is instructive:

"***New York, May 27 - One of the most revered American freedoms is the right to have lawsuits decided by an impartial judge***. To protect that right, Congress -- which routinely releases its own members" finances -- passed a law 60 years ago requiring federal judges to disqualify themselves if they know that they have a personal financial interest in a case. However, many judges whose jobs it is to enforce the law may have broken it. Tim Minton examined thousands of court cases during his investigation. To make it possible for anyone to check judges" stockholdings anonymously and without cost,

Reports filed for 1997 by every judge in New York"s Southern and Eastern districts, plus reports filed from New Jersey and Connecticut judges are available online.

If the mere fact that a Judge has an undisclosed financial interest in the outcome of a litigation which might ***possibly*** co-opt that judge's objectivity, requires that the judge disqualify himself because:

"One of the most revered American freedoms is the right to have lawsuits decided by an impartial judge",

to what extent is this ***"most revered of American freedoms"*** compromised when judges, demonstrate ***unequivocal bias in aiding and abetting a $300 billion dollar corporation in the commission of criminal conduct and the obstruction of justice?***

Of particular interest in addressing the question of how severe the right to have lawsuits decided by an impartial, and unbiased judge is compromised by a plutocratic society is the juxtaposition of Judge Motley's treatment of the instant case with a sexual harassment case at the Smith Barney securities company which occurred later in time than the instant case.

In the Smith Barney case, notwithstanding the fact that Judge Motley had preliminarily approved a settlement of the case which had been hammered out by the two opposing counsel, she went back and demanded that more stringent equal employment requirements be made a part of the settlement.

In contrast, in the present case, Judge Motley ***severed all consideration of claims directed to the violation of a consent decree which NBC had entered into in 1977***; a consent decree which was a "done deal", and recognized and acknowledged that the work environment at NBC did not provide equal employment opportunities for women and as a consequence of those unequal work conditions, mandated that a system for conducting objective job evaluations be established.

How does one explain the difference in the way Judge Motley handled the present case and the way she handled the Smith Barney case unless one considers that Judge Motley was attempting to shore up her image as a civil rights advocate in anticipation of the exposure of her egregious bias in favor of a 300 billion dollar corporation in her facilitation of the thwarting of Ms. Holmes' exercise of her rights under Title VII?

Notwithstanding the fact that NBC/GE has admitted everything regarding liability, all it had to do was sit back and wait for the EEOC, and the federal judiciary to throw this case!!!

However, what NBC/GE, and the tired old men and women who have been the purveyors of this plutocratic society did not reckon with is the shift in the paradigm which is represented by the Internet!!!

No longer can they do their dirty work with the impunity which is represented by the lack of access of the common man to mass media outlets.

Under the mandate of the Federal Communications Act, the privilege of being granted a license to operate a broadcast station requires that the licensee operate in the public ***"interest, convenience, and necessity"***

Has NBC/GE, the purveyor of a plutocratic society, the usurper of Ms. Holmes' rights under Title VII, the committer of acts punishable as felonies under 18 USCA, § 1001, acted in the public ***"interest, necessity and convenience".***

It should be remembered that the airwaves are public property, and that the ability tp operate over the airwaves is a privilege, not a right.

As mentioned above, because of the disgraceful conduct by NBC/GE, the EEOC, and four members of the federal judiciary Lou Fallot, President of ***NABET, Local 11, one of the local affiliates of the 630,000 strong Communications Workers of America - CWA***, wrote to ***Vice president and Presidential candidate Gore***, requesting that he intercede in the herein case and launch a full investigation. A similar letter was sent to Attorney General Janet Reno.

Part of the reason why Vice President and Presidential candidate Gore was called upon to intercede was because he had received the endorsement of the 630,00 member CWA, the union to which Ms. Holmes belonged.

The CWA endorsement was based, in large measure upon Mr. Gore's perceived strong support of for the rights of women and minorities as embodied in the following language:

"At the same time, CWA members know Vice President Gore as a man who cares deeply about the concerns of working families - affordable health care, family and medical leave protections, retirement security, good schools and a clean environment," Bahr said. "***And we know him as a champion of equal rights for minorities and women***, and of the rights of all workers to organize and bargain collectively".

It is also noted that Mr. Gore has gone on record as favoring the disqualification of companies from eligibility to participate in government contracts who are not in compliance with the civil rights laws.

Presidential candidate Bill Bradley has likewise indicated that the strongest plank in his platform is the one dealing with the creation of an egalitarian racial environment.

The disgraceful results of a plutocratic society as we move into the next millennium represented by the facts and circumstances herein have no place in the new millennium and the following passage is instructive:

To truly understand and appreciate the full extent of the egregiousness of the conduct by the federal entities consider the summary which is set out hereinafter.

On January 1840, in Connecticut, a state where slavery would not become illegal until 1848, the captives on the **slave ship Amistad** began an interaction with the then existing system of American laws and jurisprudence.

Much has been said about the trials and tribulations of Cinque and his fellow slaves. Many tears have been shed about their brutal treatment.

But in the end, the then existing system of American Laws and Jurisprudence, notwithstanding the existence of laws allowing, and indeed countenancing the most brutal kind of oppression which was representative of the slave trade, vindicated rights of the slave members of the Amistad, and allowed their repatriation to their homeland of Sierra Leone.

Not so the situation in the present case.

Notwithstanding all of the enlightened legislation, all of the high sounding pronouncements about diversity, all of the various civil rights and civil liberties organizations, all of the ethical canons which provide that it is the fiduciary responsibility of lawyers and judges as officers of the court to police the protection of civil rights, notwithstanding constitutionally mandated notions of equal protection and fair trials which are constantly touted as hallmarks of the

American system of law and jurisprudence as we approach the end of the millennium, the quality and quantity of the justice received by the wretched members of the Amistad was of a much superior nature than was received by Sandra Holmes herein!!!

Weep not for the members of the Amistad. They had their day in court, and their rights were vindicated.

Instead, weep for Sandra Holmes, a principled individual whose search for dignity and vindication of her civil rights has been thwarted at every turn by a $463 billion dollar corporation which has co-opted the very organizations whose responsibility, indeed whose sacred duty it is, to protect those rights.

Unlike the members of the Amistad, she never had her day in court.

JAMES H. CALLWOOD
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451
1-(718) 681-7092

October 26, 1993

Mr. Howard Ganz, Esq.
Proskauer, Rose, Goetz & Mendelsohn
1585 Broadway
New York, NY 10036

Dear Mr. Ganz:

As per our conversation regarding the agreement between my client, Sandra Holmes, and Patricia, Langer, and the understanding which was reached between the two of them, the following is noted:

Sandra Holmes is employed as a playback engineer for the NBC News at Sunrise News program. As such, she has, since February of 1988, worked a schedule which includes a standard forty hours per week as a regular schedule, plus ten hours per week overtime and a night time differential.

Her salary breaks down as follows:

Base salary for two weeks - 80 hours - $2127.00

Overtime for 20 hours - ten hours per week - $766.90

Nighttime differential - two weeks - $354.10

The Notice of Intention to commence legal action and Demand Letter was served upon NBC on September 15, 1993 on a Wednesday during a one week vacation period.

Because of the increased hostility in the work environment which she knew the filing of said demand letter would cause as copiously set out therein, and the stressfulness of the entire situation, she called in sick on Sunday, September 19, 1993, the day she was supposed to report back to work and continued calling in sick until September 23, 1993, the day on which a meeting had been scheduled with Ms. Patricia Langer, Esq., Vice President of Employment Law, to discuss issues raised by the filing of the demand letter.

During discussions with Ms. Langer, she raised the question of Ms. Holmes' calling in sick and indicated that she could not continue to do so. Ms. Holmes' response to her was that she was fully prepared to go back into the hostile work environment at ten P.M. that evening and that Ms. Holmes return to said hostile work environment would be one of the main issues in a claim for punitive damages.

Ms. Langer's response was that Ms. Holmes was not being fair to her insofar as she had not actively pursued alternative work assignments on Ms. Holmes' behalf because, during discussions with Ms. Holmes' attorney, it was indicated that Ms. Holmes' felt that the ideal resolution of the issues herein should involve reaching an amicable settlement between Ms. Holmes' and NBC and terminating Ms. Holmes' tenure with the company.

Later that day, during a telephone call between Ms. Langer and Ms. Holmes' attorney, Ms. Langer suggested that perhaps the best way to deal with the problem of a hostile work environment was for Ms. Holmes to go on an extended medical leave.

Ms. Holmes agreed to this as long as it was understood that she would continue to be paid at her regular salary including overtime and nighttime differential insofar as she was being removed from her regular work environment, through no fault of her own.

The paychecks which Ms. Holmes has received since this agreement do not reflect $766.90 overtime + $354.10 night differential= $1,121 for two weeks or $560.00 per week.

Additionally, on October 15, 1993, Ms. Holmes received forms, copies of which are appended hereto, which indicate that she will be paid at regular 40 hour salary rate.

Thus, clearly Ms. Holmes has suffered economic hardship which can only be viewed as retaliation as a result of having come forward with the complaint herein.

The foregoing is an <u>accurate</u> statement of the facts and circumstances which pertain to this situation.

As previously mentioned, even though Ms. Holmes has experienced tremendous stress as a result of the hostile work environment at NBC, and anticipates an even greater level of hostility as a result of having come forth with this latest complaint, she is perfectly willing to return to this environment if this is what NBC insists upon. She is totally unwilling to accept any situation which results in economic hardship.

I sincerely hope that the above explanation helps clear up the misunderstanding regarding the source from whence the suggestion that Ms. Holmes go on leave originated, and the parameters which pertain to that leave.

Sincerely,



James H. Callwood

JAMES H. CALLWOOD
ATTORNEY-AT-LAW
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451
1-(718) 681-7092


DEC 13
N.Y.D.O.
E.E.O.C.

December 6, 1993

Mr. David P. Dutil
Federal Investigator
United States Equal Employment Opportunity Commission
7 World Trade Center
New York, NY 10048

Subject: Notice of Appearance on Behalf Of Sandra Holmes
Charge Number 160940350

Dear Mr. Dutil:

By this writing I am informing you of the fact that I am the legal representative of Sandra Holmes in the above charge number concerning a charge of discrimination against NBC.

I would like to schedule an appointment to speak with you concerning the scope of the investigation you will be conducting regarding the charge as set out in the formal complaint, and also as set out in my demand letter of September 15, 1993.

Specifically, it is my understanding that you have informed my client that you will not inquire into the initial posting of the sexually explicit material or the second posting, both of which occurred in 1989, or the hostile environment and the compromised workplace which were the outgrowth of NBC management's failure to take corrective action because said occurrences are outside the 240 day Title VII statute of limitations for filings.

In this regard I call your attention to the fact that it is well established in caselaw that a **continuing violation** allows a normally time barred EEOC claim under Title VII to be resurrected when at least one of the violations has occurred within the period of limitations. This is the case with the August 5, 1993 postcard which is appended to the Demand letter as Exhibit E.

Further, the hostile work environment which was created as a result of NBC management's failure to address the reporting of the first two postings was certainly a continuing violation which persisted for a period of four years.

I have included herein information which addresses the principles outlined above, in the form of pages from a treatise on Employee Rights Litigation with copious caselaw annotations.

In the present situation involving Ms. Holmes, both of the factors which are defined as a continuing violation apply. Specifically a continuing violation is defined as:

(1) A series of acts, one of which falls within the statute of limitations; or

(2) The maintenance of a discriminatory practice or policy.

Clearly the posting of sexually explicit material on three different occasions, the last of which fell within the period of limitations and which referred back to the previous postings with the indication that "if one is offended we all are" fits the above definition of a series of acts, one of which falls within the statute of limitations.

Further, the hostile work environment which was created by management's failure to address the problem with the postings fits the maintenance of a discriminatory practice definition.

If you will take the time to fully read and digest the content of the demand letter, I am confident you will see and understand the very serious consequences which flowed out of the failure of NBC management to act swiftly and forthrightly to live up to the pronouncements in its "Integrity" booklet.

It must be recognized that when such a strong policy against discrimination in the workplace is announced, and the employee takes management at its word and reports violations of management policy, and then management leaves the employee "hanging out to dry" that the psychological impact can be devastating.

I look forward to discussing these issues with you so that we can arrive at a complete understanding regarding the manner in which you will be conducting your investigation under the mandate of the aforementioned caselaw.

I have also included herein salary and wage statements, and a letter to NBC's outside counsel and his response which show very clearly that my client has been subjected to retaliation in the form of lost wages.

Specifically the wage statement for 08/20/93, 1993 shows the normal salary and wages breakdown. The remainder of the statements show the manner in which Ms. Holmes has been paid since she began calling in sick because of the hostile work environment, and was placed on leave to remove her from said hostile work environment.

Please be advised that this leave was at management's insistence as set out in my letter to Howard Ganz Esq. The result has been that my client has been paid at a rate which does not reflect the full amount of wages she normally receives for the work schedule she had worked since October of 1988. Specifically, Sandra Holmes is employed as a playback engineer for the NBC News at Sunrise News program. As such, she has, since February of 1988, worked a schedule which includes a standard forty hours per week as a regular schedule, plus ten hours per week overtime and a night time differential.

Her salary breaks down as follows:

Base salary for two weeks - 80 hours -	$2127.00
Overtime for 20 hours - ten hours per week -	$766.90
Nighttime differential - two weeks -	$345.10

Some of the paychecks which Ms. Holmes has received since this agreement do not reflect $766.90 overtime + $354.10 night differential = $1,121 for two weeks or $560.00 per week.

This amounts to salary and wages totaling $5,690 over the period from September 19, 1993, the first day she called in sick as a result of the hostile work environment, through November 19, 1993.

The manner in which the above salary has accrued requires some explanation which is set out hereinafter.

Base salary for two weeks - 80 hours -	$2127.00
Overtime for 20 hours - ten hours per week -	$766.90
Nighttime differential - two weeks -	$345.10
Total Two Weeks (ten days) =	$3239.00

The $766.90 overtime which is credited in a given week reflects the accrued overtime from the week before. Thus the overtime for the period ending 9/17/93 reflects the previous period's overtime earnings.

The total salary she should have received during that period of time is:

9/17/93 - $3127
10/1/93 - $2847.57
10/15/93 - $3239
10/29/93 - $3239
11/12/93 - $3239
11/24/93 - $3239
total $18,930

The actual salary she received during that period of time was $13,240. Thus she has lost wages of $5,690.

I would appreciate your intervention to swiftly and expeditiously address this problem insofar as it can be readily appreciated that the diminishment in wages creates a significant financial hardship for my client.

I should also take this time to mention that Ms. Holmes has filed a complaint with the NYC Commission of Human Rights.

Thank you in advance for your kind attention and I look forward to speaking with you in the near future.

Sincerely,



James H. Callwood

JAMES H. CALLWOOD
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451
1-(718) 681-7092

October 26, 1993

Mr. Howard Ganz, Esq.
Proskauer, Rose, Goetz & Mendelsohn
1585 Broadway
New York, NY 10036

Dear Mr. Ganz:

As per our conversation regarding the agreement between my client, Sandra Holmes, and Patricia, Langer, and the understanding which was reached between the two of them, the following is noted:

Sandra Holmes is employed as a playback engineer for the NBC News at Sunrise News program. As such, she has, since February of 1988, worked a schedule which includes a standard forty hours per week as a regular schedule, plus ten hours per week overtime and a night time differential.

Her salary breaks down as follows:

Base salary for two weeks - 80 hours -	$2127.00
Overtime for 20 hours - ten hours per week -	$766.90
Nighttime differential - two weeks -	$354.10

The Notice of Intention to commence legal action and Demand Letter was served upon NBC on September 15, 1993 on a Wednesday during a one week vacation period.

Because of the increased hostility in the work environment which she knew the filing of said demand letter would cause as copiously set out therein, and the stressfulness of the entire situation, she called in sick on Sunday, September 19, 1993, the day she was supposed to report back to work and continued calling in sick until September 23, 1993, the day on which a meeting had been scheduled with Ms. Patricia Langer, Esq., Vice President of Employment Law, to discuss issues raised by the filing of the demand letter.

During discussions with Ms. Langer, she raised the question of Ms. Holmes' calling in sick and indicated that she could not continue to do so. Ms. Holmes' response to her was that she was fully prepared to go back into the hostile work environment at ten P.M. that evening and that Ms. Holmes return to said hostile work environment would be one of the main issues in a claim for punitive damages.

Ms. Langer's response was that Ms. Holmes was not being fair to her insofar as she had not actively pursued alternative work assignments on Ms. Holmes' behalf because, during discussions with Ms. Holmes' attorney, it was indicated that Ms. Holmes' felt that the ideal resolution of the issues herein should involve reaching an amicable settlement between Ms. Holmes' and NBC and terminating Ms. Holmes' tenure with the company.

Later that day, during a telephone call between Ms. Langer and Ms. Holmes' attorney, Ms. Langer suggested that perhaps the best way to deal with the problem of a hostile work environment was for Ms. Holmes to go on an extended medical leave.

Ms. Holmes agreed to this as long as it was understood that she would continue to be paid at her regular salary including overtime and nighttime differential insofar as she was being removed from her regular work environment, through no fault of her own.

The paychecks which Ms. Holmes has received since this agreement do not reflect $766.90 overtime + $354.10 night differential= $1,121 for two weeks or $560.00 per week.

Additionally, on October 15, 1993, Ms. Holmes received forms, copies of which are appended hereto, which indicate that she will be paid at regular 40 hour salary rate.

Thus, clearly Ms. Holmes has suffered economic hardship which can only be viewed as retaliation as a result of having come forward with the complaint herein.

The foregoing is an accurate statement of the facts and circumstances which pertain to this situation.

As previously mentioned, even though Ms. Holmes has experienced tremendous stress as a result of the hostile work environment at NBC, and anticipates an even greater level of hostility as a result of having come forth with this latest complaint, she is perfectly willing to return to this environment if this is what NBC insists upon. She is totally unwilling to accept any situation which results in economic hardship.

I sincerely hope that the above explanation helps clear up the misunderstanding regarding the source from whence the suggestion that Ms. Holmes go on leave originated, and the parameters which pertain to that leave.

Sincerely,



James H. Callwood

PROSKAUER ROSE GOETZ & MENDELSOHN

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HOWARD L. GANZ
MEMBER OF THE FIRM
(212) 969-3035


RECEIVED
JAN 10 1994
E.E.O.C. — N.Y.D.O.

January 5, 1994

Ms. Rosemary Wilkes
Equal Employment Opportunity Commission
7 World Trade Center
18th Floor
New York, New York 10048-1102

Re: Holmes v. National Broadcasting Company
Charge No. 160-94-0350

Dear Ms. Wilkes:

On behalf of the National Broadcasting Company, Inc. ("NBC"), we write to provide you with certain information that, we believe, should obviate any need for the Commission to pursue this matter.

The gravamen of the charge filed by Ms. Holmes is that on two occasions--once in 1989 and again, four year later, in 1993--she observed in the workplace what she considered to be "sexually offensive and degrading" postcards, and that NBC failed to take the appropriate remedial action.

NBC contends that the postcards which Ms. Holmes observed on these two isolated occasions would not have been regarded as "sexually offensive and degrading" by a reasonable person. Assuming for the purposes of this letter, however, the characterization Ms. Holmes has made of these materials, there exists absolutely no basis for her claim.

The incidents about which Ms. Holmes complains involved two separate and discrete events that occurred four years apart. Neither of the allegedly offending postcards were addressed to Ms. Holmes. And, as more fully explained below, the claim that NBC failed to respond in an appropriate manner with respect to either of these two isolated events is entirely without merit.

On the first occasion, in 1989, when the postcard to which Ms. Holmes objected was brought to the attention of NBC management, it was removed from the workplace. Because NBC was unable to identify the individual responsible for the display of the postcard in the workplace, it was unable to take any disciplinary action. However, NBC promptly conducted sexual harassment training sessions designed to sensitize employees with respect to matters of this kind.

Thereafter, Ms. Holmes made no complaint to NBC management with respect to the terms and conditions of her employment until, some four years later, she came across another postcard that had (as the charge itself states) not been directed specifically to or at Ms. Holmes, but simply "left by the assignment desk" in her work area.

It is, we believe, important to note that neither of the allegedly offending postcards was addressed to Ms. Holmes and, further, that she makes no claim that either postcard was otherwise directed or aimed specifically at her. Indeed, and at least with respect to the second postcard, the fact is, as her own charge makes clear, that Ms. Holmes came upon it by happenstance.

Despite these circumstances, when Ms. Holmes complained about this second postcard, NBC took prompt action. This time, with the workforce having been previously sensitized by the training NBC had provided, NBC proceeded to impose a disciplinary suspension without pay upon the individual who had mailed the postcard to a co-worker. (That individual, the Commission should know, has protested his suspension on the ground, _inter alia_, that it violates his rights to free speech.)

In sum, NBC acted in an appropriate manner, and with dispatch, in both of the instances to which Ms. Holmes refers.

With respect to the suggestion that NBC retaliated against Ms. Holmes by placing her on sick leave and reducing her pay, I enclose a copy of a letter I sent to the attorney for Ms. Holmes on October 29, 1993. As that letter demonstrates, it was Ms. Holmes (with her lawyer present) who claimed that she was suffering considerable stress as a result of her work environment at NBC. Faced with that claim, NBC suggested that Ms. Holmes consider a medical leave of absence, making clear that such leave would not prejudice her rights in any respect. And that is how Ms. Holmes elected to proceed. Her pay treatment while on leave was precisely that called for by standard NBC policy, a policy applicable to all employees.

In addition, you should know that Ms. Holmes has returned to work at NBC and has, at her request, been assigned to a different shift. Further, as an employee represented by a labor union (the National Association of Broadcast Employees and Technicians), any grievances she may have with respect to the terms and conditions of her employment are subject to resolution pursuant to the grievance and arbitration procedures set forth in the applicable collective bargaining agreement. And Ms. Holmes has, in fact, filed two grievances under that agreement, claiming, _inter alia_--just as she does in the charge she has filed with the Commission--that NBC fostered a discriminatory work environment.

In light of the foregoing, we respectfully submit that the charge be dismissed or, alternatively, that it be held in abeyance until the alternative dispute resolution procedures Ms. Holmes has invoked have been completed.[1]

---

1 In her charge, Ms. Holmes refers to a consent decree signed in 1977 which, she claims, obligated NBC to evaluate her performance in writing. To be sure, NBC (along with the EEOC and other parties) was a party to a consent decree that was approved by the United States District Court for the Southern District of New York in 1977. However, that decree provided for the written performance evaluation only of "staff" employees, and not union-represented employees like Ms. Holmes. Moreover, and in any event, the decree expired by its terms over 10 years ago.

If we can be of any further assistance to the Commission in connection with this matter, please let me know.

Very truly yours,



Howard L. Ganz

Enclosure

REPORT TO CONGRESS

ON THE ACTIVITIES AND OPERATIONS

OF THE

PUBLIC INTEGRITY SECTION

FOR 2002


DEPARTMENT OF JUSTICE
QUI PRO DOMINA JUSTITA SEQUITUR

Public Integrity Section
Criminal Division
United States Department of Justice

Submitted Pursuant to
Section 603 of the Ethics in Government Act of 1978

United States v. Aguilar and Ocampo, District of Minnesota

On December 17, 2002, Antonio Cedillo Aguilar and Arturo Reyes Ocampo were charged by criminal complaint with conspiracy to distribute more than one kilogram of cocaine.

The charges stem from the defendants' involvement in a cocaine distribution conspiracy operating in the Minneapolis metropolitan area between September 2001 and September 2002. This case is part of an ongoing investigation into allegations that Minneapolis law enforcement personnel improperly disclosed information to informants during an investigation.

United States v. Nunez, District of Minnesota

On December 13, 2002, Enrique Nunez was charged by criminal complaint with conspiracy to distribute and possess with intent to distribute more than one kilogram of cocaine.

United States v. Bailey, District of Colorado

Benny Bailey, formerly a supervisory Deputy United States Marshal, was indicted on February 26, 2002, in a two-count indictment charging him with perjury and false statements. Bailey pled guilty to perjury on May 10, 2002.

As a Deputy United States Marshal, Bailey was assigned to supervise the jury in the 1997 trial of Timothy McVeigh. After the McVeigh trial concluded, Bailey became involved in an intimate relationship with an alternate juror from the trial. In 1998 the trial court and McVeigh's attorney received anonymous facsimiles alleging that Bailey not only had a relationship with a juror, but that he attempted to influence the outcome of the trial by persuading this juror of McVeigh's guilt. When questioned, Bailey lied to his supervisor, the United States Marshal for the District of Colorado, when he falsely denied having had an intimate relationship with any McVeigh juror at any time. The McVeigh trial judge held a hearing to inquire into Bailey's relationship with the alternate juror. At the hearing, Bailey lied under oath about the nature and extent of his interactions with the juror.

The investigation ultimately revealed that Bailey did in fact have an intimate relationship with the juror; however no evidence suggested that the relationship began prior to the conclusion of the McVeigh case. The investigation yielded no evidence that Bailey made improper contacts with the McVeigh jury during either the trial or the jury deliberations. Moreover, the alternate juror in question did not deliberate or participate in the verdict in any way. The trial court concluded that the verdict in the McVeigh case had not been improperly influenced or affected.

On August 2, 2002, Bailey was sentenced to three months of imprisonment, three months of home confinement with electronic monitoring, and two years of supervised release. In addition, Bailey was ordered to pay a $2,000 fine.

United States v. Bullard, Dixon, and Kolar, Southern District of Georgia

On April 2, 2002, a federal jury returned verdicts of not guilty in the trial of Billy R. Dixon, Director of the Savannah Customer Service Center of the General Services Administration (GSA), John A. Kolar, building management specialist at the Savannah Customer Service Center, and William Bullard, a construction contractor who performed contracts for GSA.

The indictment charged all three defendants with conspiracy to defraud the United States, conspiracy to commit false statements, and with making false statements. In addition, Dixon and Bullard were charged with honest services mail fraud and Kolar was charged with witness tampering. The charges stemmed from allegations that from January 1996 through October 2000, Dixon and Kolar, who were in charge of assigning GSA construction contracts in the Savannah region, conspired with Bullard to assign numerous contracts to Bullard without the required competitive bidding. The indictment alleged that Dixon, Kolar, and Bullard created false documents to give the appearance of competitive bidding when in fact there was none. In addition, Bullard, according to the indictment, arranged for a crew of subcontractors to work on Dixon's personal residence in November 1996, and Bullard paid the subcontractors approximately $6,000 for the work, all while Dixon was overseeing the assignment of contracts to Bullard without competition. Further, the indictment alleged that in July 2000, Kolar confronted a person whom he knew to be a witness in this matter, addressed her in an intimidating manner, and attempted to persuade her to testify to facts he knew to be untrue.

United States v. Bryant, District of Columbia

On December 11, 2002, John R. Bryant, a contract employee with the United States Army Corps of Engineers, was sentenced to one year of probation. Bryant previously pled guilty to bribery.

Bryant's official duties included recommending personnel to travel to Army Corps Headquarters in Washington, DC, in connection with disasters and other emergencies. Bryant was also responsible for coordinating travel for the personnel he recommended, including arranging long-term housing paid for by the Army Corps. Beginning in 1996, Bryant began arranging for personnel traveling on official government business to use a certain apartment complex for long-term housing paid for by the Army Corps. In return for his actions in providing approximately $250,000 of government business to that apartment complex, Bryant solicited and accepted from the managers of the apartment complex payments totaling over $5,000. Bryant also solicited and received money from other residential providers in exchange for providing Army Corps business.

United States v. Calatayud, Central District of California

On August 5, 2002, Emilio Calatayud, a former special agent with the Los Angeles Field Division of the Drug Enforcement Administration (DEA), pled guilty to one count of bribery, three counts of subscribing to a false tax return, and one count of failure to appear for trial.

Between 1993 and 1999, Calatayud schemed to defraud the DEA and the public of his honest services by using his public office to enrich himself. Calatayud also illegally exceeded his authorized access to law enforcement computer systems to acquire information from the National Crime Information Center and the Narcotics and Dangerous Drug Information System, two exclusive law enforcement databases operated by the United States Government, by searching for sensitive criminal history and law enforcement information about individuals being investigated by a Los Angeles private investigations firm. In exchange for conducting the unauthorized searches, Calatayud received at least $22,500 in secret payments from the private investigations firm, which he did not report on his income taxes. Trial was set to commence on February 5, 2002, but Calatayud failed to appear and fled the country, becoming a fugitive. He was apprehended by Mexican authorities on June 6, 2002, and deported back to the United States.

On December 16, 2002, Calatayud was sentenced to a term of 27 months' imprisonment, a $5,000 fine, and supervised release. The court also ordered that Calatayud obtain the permission of the United States Probation Service before applying for any future law enforcement position.

The prosecution was handled jointly by the Public Integrity Section and the United States Attorney's Office for the Central District of California.

United States v. Carroll, Northern District of Illinois

On June 13, 2002, Thomas Patrick Carroll was sentenced to 262 months of imprisonment, and three years of supervised release. In addition, the court ruled that Carroll must forfeit approximately $2.5 million in cash, as well as other assets derived from, or traceable to, the proceeds obtained from his visa fraud offenses. Previously, Carroll pled guilty to one count of conspiracy to commit visa fraud, one count of producing illegal identification documents, one count of bribery, and a forfeiture allegation for the proceeds of the first two counts.

Carroll was stationed at the United States Embassy in Georgetown, Republic of Guyana, where he served one year as a vice consul with authority to adjudicate applications for nonimmigrant visa applications by foreign nationals. Following a proactive investigation in Guyana and elsewhere, which produced extensive tape-recorded evidence of Carroll recruiting a cooperating witness to take money in exchange for issuing visas to persons identified by Carroll, federal agents arrested Carroll in March of 2000. Searches conducted pursuant to numerous warrants subsequently discovered, among other things, approximately

$1,000,000 in United States currency, together with ten 100 ounce gold bars worth approximately $200,000, in safe deposit boxes maintained by Carroll.

This case, and the case immediately following, were handled jointly by the Public Integrity Section and the United States Attorney's Office for the Northern District of Illinois.

United States v. Khan, Northern District of Illinois

On August 1, 2002, Haleem Khan, a resident of the Republic of Guyana, was sentenced to 38 months in prison and three years of supervised release. Previously, Khan pled guilty to one count of conspiracy to commit bribery and one count of alien smuggling. The court also entered a forfeiture order for $250,000, which was not contested by Khan. The court further ordered Khan to surrender to INS immediately upon his release.

Beginning in December 1998, Khan recruited numerous individuals willing to pay him to obtain nonimmigrant visas at a cost of approximately $12,500 per visa. Khan then provided the names of these individuals to Thomas Carroll, who issued the nonimmigrant visas in exchange for approximately $8,000 per visa from Khan. This arrangement continued through March 2000, when Khan and Carroll were arrested by federal officials. Also, beginning in 1996 and continuing until October 1997, Khan recruited citizens of Guyana who were willing to pay him $10,000 in exchange for being transported illegally into the United States. Khan arranged for these aliens to be transported from Guyana to Canada. The aliens were then transported covertly across the United States-Canada border.

United States v. Clark, Eastern District of Virginia

On November 18, 2002, Kimberlee L. Clark pled guilty to an information charging her with nine counts of theft of government money. As part her plea, Clark agreed to pay full restitution in the amount of $5,930.

Clark is the former personnel assistant at the United States Patent and Trademark Office. The charges arose from Clark's service as a timekeeper for her office. Among Clark's responsibilities were the collection and compilation of time and attendance data for herself and fellow employees, and the preparation of such information for transmission over the wires to the National Finance Center in New Orleans, Louisiana. Clark credited herself, and was paid for, more hours than those which were confirmed and certified in each of fourteen separate pay periods in 1999 and 2000. The number of surplus hours Clark received for a relevant pay period ranged from five to forty-four, and resulted in her receiving approximately $5,930 in unearned salary.

United States v. Davis, Southern District of New York

On February 8, 2002, Yolanda Davis, a former legal instruments examiner at the United States Coast Guard Regional Examination Center in New York, pled guilty to a one-count information charging her with theft of government funds.

As a legal instrument examiner, one of Davis's duties was to process applications and collect fees from persons who sought licenses from the Coast Guard. License applicants were allowed to pay license fees by cash, check, or charge card. From 1997 through 2000, Davis stole between $70,000 and $120,000 in cash that she collected in license fees.

On July 24, 2002, Davis was sentenced to 10 months of home confinement with electronic monitoring, and five years of supervised probation. In addition, Davis was ordered to pay $80,000 in restitution to the Coast Guard.

<u>United States v. Davis and Perez-Davis</u>, Northern District of Georgia

On May 1, 2002, a federal jury convicted Major Darla K. Davis, the chief uniformed federal police officer in the Atlanta zone office of the Federal Protective Service (FPS), of conspiring to defraud the General Services Administration (GSA) and the Office of Personnel Management (OPM) during an official audit that took place in 1997. Davis and her Acting Sergeant, Francisco T. Perez-Davis, were indicted jointly in 2000 for conspiracy to defraud the United States, false statements, and concealing public records. Following a mistrial in 2001, the defendants' cases were severed for trial. On April 19, 2002, two weeks before his trial was to commence, Perez-Davis pled guilty to concealing public records, and he later testified against Davis at her trial. At the time Davis was convicted of conspiracy, she was acquitted on the false statement and concealing public documents charges.

Davis, together with Perez-Davis, directed several FPS police officers under her command to alter and falsify police reports that were provided to OPM auditors. The auditors were reviewing the Atlanta FPS officers' 1996 workload to determine the propriety of a decision made by GSA to increase the base annual salary of FPS officers nationwide. To retain the salary increase, Davis and Perez-Davis conspired to defraud OPM and GSA by representing that fraudulent police reports accurately reflected an increase in the number and type of complex criminal investigations their office handled in 1996.

<u>United States v. Dean</u>, District of Columbia

On January 24, 2002, Deborah Gore Dean, a former official of the Department of Housing and Urban Development (HUD), was sentenced to three years of probation, six months of home detention, 200 hours of community service, and a $5,000 fine.

Dean, a Special Assistant and Executive Assistant to HUD Secretary Samuel Pierce during the 1980's, was convicted by a jury in 1993 on numerous corruption-related charges. Her indictment was part of an extensive investigation by HUD Independent Counsel Arlin Adams into HUD's improper allocation of moderate rehabilitation housing units to local housing developers. In 1995 the District of Columbia Circuit Court affirmed Dean's convictions on three counts of conspiracy to defraud the United States, one count of accepting an unlawful gratuity, and three counts of perjury before Congress. However, the circuit court vacated Dean's original sentence of twenty-one months of imprisonment based upon its finding that the evidence was insufficient to establish much of the conduct charged



Last updated 08/26/2004

Public Integrity Section

The Public Integrity Section oversees the federal effort to combat corruption through the prosecution of elected and appointed public officials at all levels of government. The Section has exclusive jurisdiction over allegations of criminal misconduct on the part of federal judges and also monitors the investigation and prosecution of election and conflict of interest crimes. Section attorneys prosecute selected cases against federal, state, and local officials, and are available as a source of advice and expertise to other prosecutors and investigators. Since 1978, the Section has supervised the administration of the Independent Counsel provisions of the Ethics in Government Act.

For information about the PIN, please contact us at the following numbers:

Contact Information

Report to Congress on the Activities and Operations of the Public Integrity Section

- 2002
- 2001
- 2000
- 1999

202.00 Material Information

202.03 Dealing with Rumors or Unusual Market Activity

The market activity of a company's securities should be closely watched at a time when consideration is being given to significant corporate matters. If rumors or unusual market activity indicate that information on impending developments has leaked out, a frank and explicit announcement is clearly required. If rumors are in fact false or inaccurate, they should be promptly denied or clarified. A statement to the effect that the company knows of no corporate developments to account for the unusual market activity can have a salutary effect. It is obvious that if such a public statement is contemplated, management should be checked prior to any public comment so as to avoid any embarrassment or potential criticism. If rumors are correct or there are developments, an immediate candid statement to the public as to the state of negotiations or of development of corporate plans in the rumored area must be made directly and openly. Such statements are essential despite the business inconvenience which may be caused and even though the matter may not as yet have been presented to the company's Board of Directors for consideration.

The Exchange recommends that its listed companies contact their Exchange representative if they become aware of rumors circulating about their company. Exchange Rule 435 provides that no member, member organization or allied member shall circulate in any manner rumors of a sensational character which might reasonably be expected to affect market conditions on the Exchange. Information provided concerning rumors will be promptly investigated.

202.00 Material Information

202.05 Timely Disclosure of Material News Developments

A listed company is expected to release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities. This is one of the most important and fundamental purposes of the listing agreement which the company enters into with the Exchange.

A listed company should also act promptly to dispel unfounded rumors which result in unusual market activity or price variations.

202.00 Material Information

202.06 Procedure for Public Release of Information

(A) Immediate Release Policy
The normal method of publication of important corporate data is by means of a press release. This may be either by telephone or in written form. Any release of information that could reasonably be expected to have an impact on the market for a company's securities should be given to the wire services and the press "For Immediate Release."

The spirit of the immediate release policy is not considered to be violated on weekends where a "Hold for Sunday or Monday A.M.'s" is used to obtain a broad public release of the news. This procedure facilitates the combination of a press release with a mailing to shareholders.

Annual and quarterly earnings, dividend announcements, mergers, acquisitions, tender offers, stock splits, major management changes, and any substantive items of unusual or non-recurrent nature are examples of news items that should be handled on an immediate release basis. News of major new products, contract awards, expansion plans, and discoveries very often fall into the same category. Unfavorable news should be reported as promptly and candidly as favorable news. Reluctance or unwillingness to release a negative story or an attempt to disguise unfavorable news endangers management's reputation for integrity. Changes in accounting methods to mask such occurrences can have a similar impact.

It should be a company's primary concern to assure that news will be handled in proper perspective. This necessitates appropriate restraint, good judgment, and careful adherence to the facts. Any projections of financial data, for instance, should be soundly based, appropriately qualified, conservative and factual. Excessive or misleading conservatism should be avoided. Likewise, the repetitive release of essentially the same information is not appropriate.

Few things are more damaging to a company's shareholder relations or to the general public's regard for a company's securities than information improperly withheld. On the other hand, a volume of press releases is not to be used since important items can become confused with trivia.

Premature announcements of new products whose commercial application cannot yet be realistically evaluated should be avoided, as should overly optimistic forecasts, exaggerated claims and unwarranted promises. Should subsequent developments indicate that performance will not match earlier projections, this too should be reported and explained.

Judgment must be exercised as to the timing of a public release on those corporate developments where the immediate release policy is not involved or where disclosure would endanger the company's goals or provide information helpful to a competitor. In these cases, the company should weigh the fairness to both present and potential shareholders who at any given moment may be considering buying or selling the company's stock.

(B) Telephone Alert to the Exchange
When the announcement of news of a material event or a statement dealing with a rumor which calls for immediate release is made shortly before the opening or during market hours (presently 9:30 A.M. to 5:00 P.M., New York time)*, it is recommended that the company's Exchange representative be notified by telephone at

least ten minutes prior to release of the announcement to the news media. If the Exchange receives such notification in time, it will be in a position to consider whether, in the opinion of the Exchange, trading in the security should be temporarily halted. A delay in trading after the appearance of the news on the Dow Jones, Reuters or Bloomberg news wires provides a period of calm for public evaluation of the announcement. The halt also allows customers to revise the terms of limit orders on the specialist's book in view of the news announcement. Even if limit orders are not canceled or changed during the halt, the fact that trading is halted results in the reopening being considered a new opening, thereby enabling limit orders to participate at the new opening price regardless of the previously entered limit. A longer delay in trading may be necessary if there is an unusual influx of orders. The Exchange attempts to keep such interruptions in the continuous auction market to a minimum. However, where events transpire during market hours, the overall importance of fairness to all those participating in the market demands that these procedures be followed.

* Effective June 13, 1991 the New York Stock Exchange off-hours trading sessions became operational. The facility offers the opportunity to trade at NYSE closing prices after the NYSE's 4:00 P.M. close until 5:00 P.M.

(C) Release to Newspapers and News Wire Services
News which ought to be the subject of immediate publicity must be released by the fastest available means. The fastest available means may vary in individual cases and according to the time of day. Ordinarily, this requires a release to the public press by telephone, facsimile, or hand delivery, or some combination of such methods. Transmittal of such a release to the press solely by mail is not considered satisfactory. Similarly, release of such news exclusively to local press would not be sufficient for adequate and prompt disclosure to the investing public.

To insure adequate coverage, releases requiring immediate publicity should be given to Dow Jones & Company, Inc., Reuters Economic Services and Bloomberg Business News.

Companies are also encouraged to promptly distribute their releases to Associated Press and United Press International as well as to newspapers in New York City and in cities where the company is headquartered or has plants or other major facilities.

A copy of any press release which may significantly impact on trading should also be sent promptly to the attention of the company's Exchange representative, by facsimile.

The New York City addresses and telephone numbers of these national news wire services are:

Associated Press, 50 Rockefeller Plaza, (212) 621-1500 24 hours
Fax —— (212) 621-1587
Bloomberg Business News, 499 Park Avenue, (212) 318-2300
Princeton Office: (609) 750-4520
Fax —— (609) 897-8394
Dow Jones & Company, Inc., 2 Harborside Financial Center, 600 Plaza, Jersey City, NJ 07311, (201) 938-5400
Fax —— (201) 938-5600
Reuters America, 3 Times Square, 19th Floor, (646) 223-6000
Fax —— (646) 223-6001
United Press International (202) 898-8057 24 hours

Every news release should include the name and telephone number of a company official who will be available if a newspaper or news wire service desires to confirm or clarify the release.



U.S. EQUAL EMPLOYMENT OPPORTUNITY COMMISSION

New York District Office

7 World Trade Center, 18th Floor
New York, NY 10048-1102
Phone: (212) 748-8500
TDD: (212) 748-8399
General FAX: (212) 748-8464
Legal FAX: (212) 748-8465

Sandra Holmes
114 West 76th Street
New York, NY 10023

Charge No. 160 94 0350

Charging Party

NBC
30 Rockefeller Plaza
New York, NY 10112

Respondent

DETERMINATION

Under the authority vested in me by the Commission, I issue the following determination as to the merits of the subject charge filed under Title VII of the Civil Rights Act of 1964, as amended.

All requirements for coverage have been met. Charging Party alleged that she was discriminated against in violation of Title VII because of her Sex and Race/Black in that she complained about a sexually hostile work environment. On August 5, 1993 a sexually offensive and degrading postcard was left in an area frequented by the Charging Party. Charging Party claims no action was taken. Charging Party further claims that after she complained about the postcards she has been given a larger volume of work than her peers. Charging Party also claims she was forced to go out on sick leave and her pay was cut in retaliation. The Charging Party has not articulated how she was discriminated against based on her race.

Examination of the evidence indicates the Respondent did in fact take action on the Charging Party's complaint. Evidence also shows the Charging Party compared herself with her supervisors, therefore the volume of work was not comparable. Charging Party voluntarily went out on sick leave. Charging Party expected to get paid for overtime and night differential while out on leave. Respondent policy bases sick leave pay on base salary only.

Based on this analysis, I have determined that the Respondent did not violate the statute as alleged.

This determination and dismissal concludes the processing of this charge. This letter will be the only notice of dismissal and the only notice of Charging Party's right to sue sent by the Commission. **THE CHARGING PARTY MAY ONLY PURSUE THIS MATTER FURTHER BY FILING SUIT AGAINST THE RESPONDENT(S) NAMED IN THE CHARGE IN FEDERAL DISTRICT COURT WITHIN 90 DAYS OF THE CHARGING PARTY'S RECEIPT OF THIS LETTER.** Otherwise, the Charging Party's right to sue will be lost.

You are reminded that Federal law prohibits retaliation against persons who have exercised their right to inquire or complain about matters they believe may violate the law. Discrimination against persons who have cooperated in Commission investigations is also prohibited. These protections apply regardless of the Commission's determination on the merits of the charge.

9/22/97
Date

[signature]
Spencer H. Lewis Jr.
District Director

Enclosure: Information Sheet on Filing Suit in Federal District Court

cc: Howard L. Ganz
Proskauer Rose Goetz & Mendelsohn
1585 Broadway
New York, NY 10036

Respondent's Attorney

James H. Callwood
775 Concourse Village East
Bronx, NY 10451

Charging Party's Attorney

32 618 522

Receipt for
Certified Mail
No Insurance Coverage Provided
Do not use for International Mail
(See Reverse)

[handwritten address]

$

$

*1040 914 F.Supp. 1040

Sandra HOLMES, Plaintiff,
v.
NBC/GE, et al., Defendants.

No. 94 Civ. 9341 (CBM).

United States District Court,
S.D. New York.

Feb. 8, 1996.

Employee brought Title VII action against employer. On employer's motion to dismiss or for summary judgment, the District Court, Motley, J., held that employee would be deemed to have received right-to-sue letter from Equal Employment Opportunity Commission (EEOC) five days after it was mailed, for purposes of determining whether action was timely filed.

Motion denied.

1. FEDERAL CIVIL PROCEDURE ⇐ 2533.1
170A ----
170AXVII Judgment
170AXVII(C) Summary Judgment
170AXVII(C)3 Proceedings
170Ak2533 Motion
170Ak2533.1 In general.

S.D.N.Y. 1996.
Court would consider defendants' alternative request for summary judgment, since plaintiff had ample notice that court could consider defendants' motion for summary judgment; defendants originally requested dismissal of complaint, or, in the alternative, summary judgment, and parties were afforded opportunity to submit additional evidence concerning motion. Fed.Rules Civ.Proc.Rules 12, 56, 28 U.S.C.A.

2. CIVIL RIGHTS ⇐ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Title VII action must be commenced within 90 days of receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC). Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

3. CIVIL RIGHTS ⇐ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Requirement, that Title VII action be commenced within 90 days of receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC), should be strictly enforced and not extended by even one day. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

4. CIVIL RIGHTS ⇐ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC) by employee's attorney is considered implied notice to employee of contents thereof and triggers commencement of 90-day limitation period for filing Title VII action. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

5. CIVIL RIGHTS ⇐ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Requirement that Title VII action be filed within 90 days of receipt of right-to-sue letter from Equal Employment Opportunity Commission (EEOC) is not jurisdictional prerequisite to suit in federal court, but rather is requirement that, like a statute of limitations, is subject to waiver, estoppel, and equitable tolling. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. §

2000e-5(f)(1).

6. CIVIL RIGHTS ⚡ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
To determine when employee has received right-to-sue letter, for purposes of determining whether Title VII action has been timely filed, courts can apply rule providing for addition of three days to prescribed period to find that such notice is deemed to have been received within three days of mailing. Civil Rights Act of 1964, § 706(f)(1); 42 U.S.C.A. § 2000e-5(f)(1); Fed.Rules Civ.Proc.Rule 6(e), 28 U.S.C.A.

7. CIVIL RIGHTS ⚡ 373
78 ----
78II Federal Remedies
78II(C) Proceedings Under Equal Employment Opportunity and Age Discrimination in Employment Acts
78II(C)3 Civil Actions
78k373 Time for proceeding; limitations.

S.D.N.Y. 1996.
Employee would be deemed to have received right-to-sue letter from Equal Employment Opportunity Commission (EEOC) on the date it was received at his office, i.e., five days after it was mailed, for purposes of determining whether Title VII action was timely filed; it was not unreasonable that mailing could take five days, even borough-to-borough within New York City. Civil Rights Act of 1964, § 706(f)(1), 42 U.S.C.A. § 2000e-5(f)(1).

James H. Callwood, New York City, for Plaintiff.

Gayle Chatilo Sproul, National Broadcasting Company, Inc., New York City, for Defendant NBC.

*1041 MEMORANDUM OPINION

MOTLEY, District Judge.

Plaintiff, who claims to have suffered race and gender discrimination in the terms and conditions of her employment, filed this action alleging violations of, *inter alia*, Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e, *et seq.* (Title VII). Defendants National Broadcasting Company, Inc. and General Electric Company (hereinafter "Defendants") have moved to dismiss the complaint, or, in the alternative, for partial summary judgment, on the ground that plaintiff failed to commence this action within 90 days of receipt of the "right-to-sue" letter from the Equal Employment Opportunity Commission (EEOC) as required by 42 U.S.C. § 2000e-5(f)(1). At oral argument on the motion, the parties were directed to submit additional evidence concerning the actual date this letter was received by plaintiff. Accordingly, given the factual submissions of the parties, the court considers the alternative relief sought by defendants: i.e., summary judgment under Fed.R.Civ.Proc. 56. For the reasons set forth herein, the motion is denied.

BACKGROUND

This Title VII action is based on alleged employment discrimination on the basis of race and gender. Plaintiff is a black female who has been employed by NBC for approximately thirty years. This case arises out of the alleged placement of sexually explicit postcards on a bulletin board in plaintiff's department at NBC and management's purported ineffectual response that followed. Additionally, subsequent to her complaints concerning these postcards, plaintiff allegedly experienced retaliation and an increasingly hostile work environment. Plaintiff seeks declaratory and injunctive relief, an award of back pay and back benefits, compensatory and punitive damages, costs and attorneys's fees.

The complaint in this action alleges that the right-to-sue letter that preceded this action was received "on or about October 2, 1994." (*Complaint at ¶ 10.*) (FN1) The complaint was filed on December 30, 1994. If October 2, 1994 is considered the day of receipt of the right-to-sue letter, the matter was commenced 89 days from receipt of the right-to-sue letter and thus would be considered timely.

In support of the motion for summary judgment, defendants submit an affidavit from an employee at the local New York office of the EEOC alleging that the right-to-sue letter regarding plaintiff was mailed by certified mail on September 26, 1994. (*See* Affidavit of Holly Woodyard, dated June 21, 1995, at ¶ 3.) Defendants argue that the court should deem plaintiff to have received the letter three days after the letter was allegedly mailed in accordance with Fed.R.Civ.Proc. 6(e). (FN2) Applying this presumption, defendants conclude that the complaint should be dismissed because plaintiff would be deemed to have received the right-to-sue letter on September 29, 1994, and the last day upon which the suit had to be commenced would have been December 28, 1994; i.e. two days before the date the complaint was filed.

At oral argument on defendants' motion, the court directed plaintiff's counsel to provide an affidavit setting forth the actual date upon which the right-to-sue letter was received. In plaintiff's subsequent submission, counsel for plaintiff stated that he actually received the right-to-sue letter on October 2, 1994, a Sunday, because that was the day he checked his office mailbox for the mail that was delivered on Saturday, October 1, 1994. (Affidavit of James Callwood, Esq., dated December 2, 1995, at pp 4-5.) He further alleges that he checked his mail on Friday, September 30, 1994, and the right-to-sue letter had not been delivered on that day. (*Id.* at ¶ 3.)

ANALYSIS

I. Standard for Summary Judgment.

[1] Defendants' original motion requested dismissal of the complaint, or, in the *1042 alternative, summary judgment on the claim that plaintiff had not commenced the instant action in a timely fashion. At oral argument, the court directed plaintiff to provide an affidavit setting forth the date the right-to-sue letter was actually received. Defendants were afforded an opportunity to reply to this supplemental affidavit. Plaintiff had ample notice that the court could consider defendants' motion for summary judgment: defendants originally sought summary judgment in the alternative and the parties were afforded an opportunity to submit additional evidence concerning the motion. Accordingly, the court hereby considers defendants' alternative request for summary judgment. *Groden v. Random House, Inc.*, 61 F.3d 1045, 1052-1053 (2d Cir.1995).

A motion for summary judgment shall only be granted "if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits .. show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." Fed.R.Civ.Proc. 56(c). "[T]he mere existence of some alleged factual dispute between the parties will not defeat an otherwise properly supported motion for summary judgment; the requirement is that there be no genuine issue of material fact." *Anderson v. Liberty Lobby, Inc.*, 477 U.S. 242, 247-48, 106 S.Ct. 2505, 2509-10, 91 L.Ed.2d 202 (1986). The court must view the inferences to be drawn from the facts in the light most favorable to the non-movant. *Matsushita Elec. Indus. Co. v. Zenith Radio Corp.*, 475 U.S. 574, 587, 106 S.Ct. 1348, 1356, 89 L.Ed.2d 538 (1986); *Eastway Constr. Corp. v. City of New York*, 762 F.2d 243, 249 (2d Cir.1985), *cert. denied*, 484 U.S. 918, 108 S.Ct. 269, 98 L.Ed.2d 226 (1987). The non-moving party may defeat the motion for summary judgment by producing sufficient specific facts to establish a genuine issue of material fact for trial. *Celotex Corp. v. Catrett*, 477 U.S. 317, 322-324, 106 S.Ct. 2548, 2552-53, 91 L.Ed.2d 265 (1986).

II. Timeliness of the Complaint.

[2] [3] [4] In accordance with 42 U.S.C. § 2000e-5(f)(1), a Title VII action "must be commenced within ninety days of the receipt of an EEOC right-to-sue letter." *Sherlock v. Montefiore Medical Ctr.*, 95 Civ. 3839, 1995 WL 542458 at *2 (S.D.N.Y. Sept. 12, 1995); *Spira v. Ethical Culture School*, 888 F.Supp. 601, 602 (S.D.N.Y.1995). This requirement should be strictly enforced and not extended " 'by even one day.' " *Johnson v. Al Tech Specialties Steel Corp.*, 731 F.2d 143, 146 (2d Cir.1984) (quoting *Rice v. New England College*, 676 F.2d 9, 11 (1st Cir.1982)). *See also, Moscowitz v. Brown*, 850 F.Supp. 1185, 1192 (S.D.N.Y.1994) (finding action untimely where filed ninety-one days after receipt of the right-to-sue letter). (FN3)

[5] The 90-day filing rule is not a jurisdictional prerequisite to suit in federal court, but rather "a requirement that, like a statute of limitations, is subject to waiver, estoppel, and equitable tolling." *Zipes v. Trans World Airlines, Inc.*, 455 U.S. 385, 393, 102 S.Ct. 1127, 1132, 71 L.Ed.2d 234, *reh'g denied*, 456 U.S. 940 (1982); *see also, Crown, Cork & Seal Co., Inc. v. Parker*, 462 U.S. 345, 350 n. 3, 103 S.Ct. 2392, 2395 n. 3, 76 L.Ed.2d 628 (1983); *Johnson v. Al Tech Specialties Steel Corp.*, 731 F.2d at 146.

[6] To determine when a party has received the right-to-sue letter, courts can apply Fed.Rule Civ.Proc. 6(e) (FN4) to find that such *1043 notice is deemed to have been received within three days of its mailing. *Baldwin County Welcome Center v. Brown*, 466 U.S. 147, 148 n. 1, 104 S.Ct. 1723, 1723 n. 1, 80 L.Ed.2d 196 (1984) (per curiam). (FN5) This presumption is often invoked when the parties fail to set forth information concerning the actual date of receipt of the right-to-sue letter. *See, e.g., Williams v. Mississippi Action for Progress, Inc.*, 824 F.Supp. 621, 622-623 (S.D.Miss.1993) (utilizing Rule 6(e) presumption where motion to dismiss considered without a

statement from plaintiff concerning date of receipt); *White v. Union Pacific R.R.*, 805 F.Supp. 883, 886-887 (D.Kan.1992) (utilizing Rule 6(e) presumption where the parties failed to set forth the date the right-to-sue letter was received); *Pacheco v. International Business Machines Corp.*, 90 Civ. 1173, 1991 WL 87538 at *3-4 (N.D.N.Y. May 24, 1991) (utilizing Rule 6(e) presumption where plaintiff failed to recall date upon which right-to-sue letter was actually received), *cf. Smith v. Local Union 28 Sheet Metal Workers*, 877 F.Supp. 165, 172 (S.D.N.Y.1995) (noting that "under any view of the facts," whether accepting Rule 6(e) presumption or plaintiff's allegations concerning the date of receipt of the right-to-sue letter, matter was untimely filed). In *Minatos v. City University of New York*, 875 F.Supp. 1046 (S.D.N.Y.1995), this court took into account the Rule 6(e) presumption to calculate the filing deadline where plaintiff had failed to pick up her right-to-sue letter from the post office until several days after receiving postal notice that the letter was being held for her there. *Id.* at 1050-1051.

Where a party may dispute receipt of the right-to-sue letter, courts have also relied on the presumption of receipt of a letter within *five* days of its mailing. *See, e.g., Cook v. Providence Hosp.*, 820 F.2d 176, 179 n. 3 (6th Cir.1987) (invoking presumption of receipt within five days of mailing absent convincing denial of receipt); *Tadros v. Coleman*, 717 F.Supp. 996, 1008 (S.D.N.Y.1989) (holding court would apply five day presumption where plaintiff's denial of receipt was unsubstantiated), *aff'd* 898 F.2d 10 (2d Cir.), *cert. denied* 498 U.S. 869, 111 S.Ct. 186, 112 L.Ed.2d 149 (1990); *Wagher v. Guy's Foods, Inc.*, 768 F.Supp. 321 (D.Kan.1991) (holding five day presumption of receipt would be applied to provide a "reasonable and workable ... framework" where plaintiff's counsel clearly received right-to-sue letter and failed to supply specific facts concerning receipt to rebut this presumption); *cf. Hunter v. Stephenson Roofing, Inc.*, 790 F.2d 472 (6th Cir.1986) (invoking five day presumption of receipt where plaintiff had failed to notify the EEOC of a change of address); *Janneh v. GSH-1 Hotel Limited Partnership*, 93 Civ. 836, 1994 WL 447492 (N.D.N.Y. Aug. 15, 1994) (same). One court has even found that it is "not unreasonable" to assume the right-to-sue letter was received within seven days of its mailing where the facts surrounding receipt thereof were not supplied. *Roush v. Kartridge Pak Co.*, 838 F.Supp. 1328, 1335 (S.D.Iowa 1993).

The court considers these precedents and finds them inapposite given the facts and circumstances of the instant case: plaintiff has neither denied receipt of the right-to-sue letter (in which case the five day presumption described above might apply), nor has she failed to set forth a date of receipt thereof (which would otherwise trigger application of the Rule 6(e) presumption).

[7] It is alleged that plaintiff's attorney, whose office is in Bronx County, received the right-to-sue letter on Sunday, October 2, 1994, which is the date he retrieved it from his mailbox. Based on this allegation, the court finds that plaintiff is deemed to have received such notice the day it was received at his office, five days after it was mailed: i.e. *1044. October 1, 1995. (FN6) Although defendants have submitted an affidavit from a United States Postal Service employee stating that the "expected" delivery time for first class mail from Manhattan (where, it is assumed, the EEOC letter was mailed) to the Bronx is two days (*See* Affidavit of Clifton Branch, dated June 26, 1995, at ¶ 3), the court, in considering the facts in the light most favorable to plaintiff, finds that it is not unreasonable that such mail could take five days from the date of mailing, even where it is sent borough-to-borough within New York City. *Moscowitz v. Brown*, 850 F.Supp. at 1191-1192 (construing facts in light most favorable to plaintiff and accepting plaintiff's allegation that letter received six days after mailing as opposed to presumption of receipt within three days under Rule 6(e)); *Kelly v. Kidder Peabody & Co., Inc.*, 88 Civ. 8694, 1993 WL 97288 at *2 (S.D.N.Y.1993) (permitting plaintiff to proceed in action where arguable delay in filing complaint was no fault of plaintiff, but rather her attorney); *McKenzie v. Amtrak M of E*, 777 F.Supp. 1119, 1122 (S.D.N.Y.1990) (holding case timely filed where earliest date plaintiff could have received letter fell within 90-day filing period: i.e., date plaintiff first received notice from post office that certified letter was being held there).

Accordingly, because a triable issue of fact exists concerning the date of receipt of the right-to-sue letter, the motion for summary judgment on this matter must be denied. *See Zachery v. Whalen*, 93 Civ. 36, 1994 WL 411526 at *2 (N.D.N.Y. July 26, 1994).

CONCLUSION

For the reasons set forth above, defendants' motion for summary judgment is denied.

FN1. As indicated by the defendants, this date was a Sunday, a day upon which the Postal Service does not deliver mail.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SANDRA HOLMES, Plaintiff, -against- NBC/GE, RAY SMITH, ED KINNEY, LOUIS GIACHETTO, GEORGE BUSHELL, PETER FALLON, Defendants.	:	NO. 94 CIV. 9341 (CBM) **ANSWER OF DEFENDANT NATIONAL BROADCASTING COMPANY, INC. and GENERAL ELECTRIC COMPANY**

Defendants, NATIONAL BROADCASTING COMPANY, INC. ("NBC") and GENERAL ELECTRIC COMPANY ("GE"), by their undersigned attorney, hereby answer the complaint of plaintiff Sandra Holmes as follows:

1. Deny the allegations contained in paragraph 1 of the complaint, except admit that plaintiff is Sandra Holmes, an African American, female employee of NBC who is employed in the Electronic Journalism ("EJ") department.

2. Admit that the complaint purports to assert claims arising under the federal statutes cited in paragraph 2 of the complaint.

3. Deny the allegations contained in paragraph 3 of the complaint, except admit that the complaint seeks the relief stated in paragraph 3.

4. Deny the allegations contained in paragraph 4 of the complaint, except admit that the complaint seeks the damages stated in paragraph 4 and that it purports to assert state law claims.

5. Admit that the complaint purports to base venue on the federal statutes cited in paragraph 5 of the complaint.

6. Deny the allegations contained in paragraph 6 of the complaint, except admit that plaintiff is employed by NBC in its New York City offices.

7. Deny knowledge of information sufficient to form a belief as to the truth of the allegations contained in paragraph 7 of the complaint.

8. Deny the allegations contained in paragraph 8 of the complaint, except admit that NBC is a corporation and that it does business in the State of New York.

9. Deny the allegations contained in paragraph 9 of the complaint, except admit that plaintiff's Equal Employment Opportunity Commission ("EEOC") filing was accomplished within 180 days of her leave of absence and return to work in 1993.

10. Deny the allegations contained in paragraph 10 of the complaint, except admit that the EEOC found no violation of law and issued a right to sue letter on September 26, 1994.

11. Admit that plaintiff has been employed by NBC since 1965, first as a film editor and then as a videotape playback machine operator ("playback operator").

12. Deny the allegations contained in this paragraph of the complaint, except admit that from approximately 1987 to September 1993, plaintiff was assigned to work on the overnight shift in NBC Network News EJ as a playback operator, which is classified by agreement between NBC and plaintiff's union, National Association of Broadcast Employees and Technicians (AFL-CIO)("NABET"), as a "Group 5" position.

13. Admit that the complaint purports to assert claims based on plaintiff's employment at NBC from 1989 to 1993.

14. Deny the allegations of paragraph 14 of the complaint.

15. Admit the allegations of paragraph 15 of the complaint, except refer to at true copy of the 1989 post card for an accurate characterization of its content.

16. Refer to a true copy of the 1989 post card for an accurate characterization of its contents.

17. Deny knowledge and information sufficient to form a belief as to the allegations contained in paragraph 17 to the extent that they allege the perceptions of plaintiff and others, except admit that GE's sexual harassment guidelines stated that sexual harassment is prohibited and can include the display of suggestive pictures.

18. Deny the allegations contained in paragraph 18 of the complaint.

19. Deny the allegations contained in paragraph 19 to the extent that they refer to the "Integrity Booklet" referred to in paragraph 19, except admit that the display of sexually suggestive pictures may violate NBC's policy against harassment.

20. Deny the allegations contained in paragraph 20 of the complaint.

21. Admit the allegations contained in paragraph 21 of the complaint.

22. Admit the allegations contained in paragraph 22 of the complaint.

23. Admit the allegations contained in paragraph 23 of the complaint.

24. Refer to the modified 1989 post card for an accurate characterization of its contents.

25. Deny the allegations contained in paragraph 25 of the complaint, except admit that NBC does not condone the posting of the modified 1989 post card.

26. Deny knowledge and information sufficient to form a belief as to the truth of the allegations of paragraph 26 of the complaint, except admit that Ms. Holmes stated that she was offended by the posting of the modified 1989 post card.

27. Deny the allegations contained in paragraph 27, except admit that plaintiff has been employed by NBC for approximately 30 years.

28. Deny knowledge and information sufficient to form a belief as to the truth of the allegations of paragraph 28 of the complaint, except admit that plaintiff reported the posting to Jack Bleriot.

29. Admit the allegations contained in paragraph 29 of the complaint, except denies the accuracy of Mr. Schmerler's title.

30. Admit the allegations contained in paragraph 30 of the complaint.

31. Deny the allegations contained in paragraph 31, except admit that Mr. Schmerler reviewed the 1989 post card and its modified version and commented about them.

32. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 32 of the complaint, but admit that Mr. Schmerler found the modified post card to be offensive.

33. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 33 of the complaint.

34. Deny the allegations contained in paragraph 34 of the complaint, except denies knowledge and information sufficient to form a belief as to the truth of the allegations concerning plaintiff's perceptions.

35. Deny the allegations contained in paragraph 35 of the complaint.

36. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 36, except denies that Mr. Schmerler "shifted the focus of his anger to Ms. Holmes."

37. Deny the allegations contained in paragraph 37 of the complaint.

38. Deny the allegations contained in paragraph 38 of the complaint, except denies knowledge and information sufficient to form a belief as to the truth of the allegations concerning plaintiff's perceptions.

39. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 39 of the complaint, but admit that Mr. Schmerler telephoned Debra Tausendfreund in plaintiff's presence to report the post card incident.

40. Admit the allegations contained in paragraph 40 of the complaint.

41. Admit the allegations contained in paragraph 41 of the complaint.

42. Deny the allegations contained in paragraph 42 of the complaint, except admit that plaintiff explained to Ms. Tausendfreund that plaintiff believed EJ to be an unpleasant environment to work in overnight.

43. Deny the allegations contained in paragraph 43 of the complaint, except admit that Ms. Tausendfreund asked plaintiffs for suggestions for improvement on the overnight shift.

44. Deny the allegations contained in paragraph 44 of the complaint, except admit that plaintiff explained her perceptions to Ms. Tausendfreund.

45. Deny the allegations contained in paragraph 45 of the complaint, except admit that plaintiff explained her perceptions to Ms. Tausendfreund.

46. Deny the allegations contained in paragraph 46 of the complaint, except admit that plaintiff recommended to Ms. Tausendfreund that a woman or women be occasionally rotated onto the Group 7 desk.

47. Deny the allegations contained in paragraph 47 of the complaint, except admit that Ms. Tausendfreund informed plaintiff that her colleagues on the EJ overnight shift would be required to attend a workshop on sexual harassment, which was designed for employees throughout the company.

48. Deny the allegations contained in paragraph 48 of the complaint, except admit that plaintiff expressed hostility to her colleagues on the overnight shift.

49. Deny the allegations contained in paragraph 49 of the complaint, except deny knowledge and information sufficient to form a belief as to the truth of the allegations concerning plaintiff's perceptions.

50. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 50 of the complaint.

51. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 51 of the complaint.

52. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 52 of the complaint.

53. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 53 of the complaint.

54. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 54 of the complaint.

55. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 55 of the complaint.

56. Deny the allegations contained in paragraph 56 of the complaint.

57. Deny the allegations contained in paragraph 57 of the complaint.

58. Admit that in March 1990 employees assigned to EJ's overnight shift as well as other company employees attended a company-sponsored workshop on sexual harassment.

59. Deny the allegations contained in paragraph 59 of the complaint.

60. Refer to the March 13, 1990 letter for an accurate characterization of its contents.

61. Refer to the March 13, 1990 letter for an accurate characterization of its contents.

62. Refer to the March 13, 1990 letter for an accurate characterization of its contents.

63. Deny the allegations contained in paragraph 63 of the complaint, except denies knowledge or information sufficient to form a belief as to whether the post card

incident was mentioned at the workshop.

64. Deny the allegations contained in paragraph 64 of the complaint.

65. Deny the allegations contained in paragraph 65 of the complaint.

66. Deny the allegations contained in paragraph 66 of the complaint.

67. Deny the allegations contained in paragraph 67 of the complaint.

68. Deny the allegations contained in paragraph 68 of the complaint.

69. Deny the allegations contained in paragraph 69 of the complaint.

70. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 70 of the complaint.

71. Deny the allegations contained in paragraph 71 of the complaint.

72. Deny the allegations contained in paragraph 72 of the complaint.

73. Deny the allegations contained in paragraph 73 of the complaint.

74. Admit the allegations contained in paragraph 74 of the complaint.

75. Deny the allegations contained in paragraph 75 of the complaint.

76. Deny the allegations contained in paragraph 76 of the complaint.

77. Admit the allegations contained in paragraph 77 of the complaint.

78. Admit the allegations contained in paragraph 78 of the complaint.

79. Deny the allegations contained in paragraph 79 of the complaint, except admit that errors can be made in the playback process.

80. Deny the allegations contained in paragraph 80 of the complaint.

81. Deny the allegations contained in paragraph 81 of the complaint.

82. Deny the allegations contained in paragraph 82 of the complaint.

83. Deny the allegations contained in paragraph 83 of the complaint.

84. Deny knowledge and information sufficient to form a belief as to the truth of the precise quotes contained in paragraph 84 of the complaint.

85(a)-(i). Deny the allegations contained in paragraph 85(a)-(i) of the complaint.

86. Deny the allegations contained in paragraph 86 of the complaint.

87. Deny the allegations contained in paragraph 87 of the complaint.

88. Deny the allegations contained in paragraph 88 of the complaint, but admit that the insertion of revived taped packages was part of plaintiff's job as a playback operator.

89. Deny the allegations contained in paragraph 89 of the complaint.

90. Deny the allegations contained in paragraph 90 of the complaint.

91. Deny the allegations contained in paragraph 91 of the complaint.

92. Deny the allegations contained in paragraph 92 of the complaint.

93. Deny the allegations contained in paragraph 93 of the complaint, but denies knowledge and information sufficient to form a belief as to the truth of the allegations concerning plaintiff's perceptions.

94. Deny the allegations contained in paragraph 94 of the complaint, but denies knowledge and information sufficient to form a belief as to the truth of the allegations concerning the knowledge of NABET.

95. Deny the allegations contained in paragraph 95 of the complaint, but admit that Mr. Fallon has acted as a "back-up" Group 7 on the EJ desk.

96. Deny the allegations contained in paragraph 96 of the complaint.

97. Deny the allegations contained in paragraph 97 of the complaint.

98. Deny the allegations contained in paragraph 98 of the complaint, but admit that plaintiff has not acted as a Group 7 nor sought to be so assigned.

99. Deny the allegations contained in paragraph 99 of the complaint.

100. Deny the allegation contained in paragraph 100 of the complaint.

101. Admit the allegations contained in paragraph 101 of the complaint.

102. Deny the allegations contained in paragraph 102 of the complaint, but admit that the 1993 post card was placed near the EJ schedules.

103. Refer to the 1993 postcard for an accurate characterization of its contents.

104. Refer to the 1993 postcard for an accurate characterization of its contents.

105. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 105 of the complaint.

106. Deny the allegations contained in paragraph 106 of the complaint.

107. Deny the allegations contained in paragraph 107 of the complaint, but denies knowledge and information sufficient to form a belief as to the truth of the allegations concerning plaintiff's perceptions of hostility.

108. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 108 of the complaint.

109. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 109 of the complaint.

110. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 110 of the complaint.

111. Admit the allegations contained in paragraph 111 of the complaint, except deny the accuracy of Ms. Corrigan's title.

112. Deny the allegations of paragraph 112 of the complaint.

113. Admit the allegations contained in paragraph 113 of the complaint, except deny knowledge and information sufficient to form a belief as to the truth of the allegations concerning plaintiff's attorney.

114. Admit the allegations of paragraph 114 of the complaint, except denies the accuracy of Mr. Heiser's title.

115. Admit the allegations of paragraph 115 of the complaint.

116. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 116 of the complaint, except admit that Ms. Corrigan asked plaintiff to accompany her to Mr. Heiser's office.

117. Deny knowledge and information sufficient to form a belief as to the truth of the allegations of paragraph 117 of the complaint, except admit that plaintiff accompanied Ms. Corrigan to Mr. Heiser's office.

118. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 118 of the complaint, except admit that Mr. Heiser commented about the post cards.

119. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 119 of the complaint, except admit that Mr. Heiser

asked for further details regarding the post cards.

120. Deny the allegations contained in paragraph 120 of the complaint, except admit that plaintiff stated that she would not speak about the situation without her lawyer.

121. Deny that Mr. Heiser "became extremely angry," admit that Mr. Heiser advised plaintiff that he was permitted to ask her questions without waiting for her lawyer and expressed frustration at plaintiff's unwillingness to provide him with details of the circumstances of her complaint and deny knowledge and information sufficient to form a belief as to the truth of the remaining allegations contained in paragraph 121.

122. Deny the allegations contained in paragraph 122, except admit that Mr. Heiser advised plaintiff that he was permitted to ask her questions without waiting for her lawyer and expressed frustration at plaintiff's unwillingness to provide him with details of the circumstances.

123. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 123 of the complaint, except admit that Ms. Corrigan stated that Mr. Heiser was only trying to find out what happened.

124. Deny knowledge and information sufficient to form a belief as to the allegations contained in paragraph 124 concerning plaintiff's perceptions, but admit that plaintiff agreed to a meeting with Mr. Heiser and her attorney.

125. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 125 of the complaint, except admit that Mr. Heiser requested a time for the meeting.

126. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 126 of the complaint, except admit that plaintiff stated that her attorney might be in court the next day.

127. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 127 of the complaint, except admit that Mr. Heiser suggested a time for the meeting.

128. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 128 of the complaint, except admit that plaintiff agreed to check with her attorney regarding the time of the meeting.

129. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 129 of the complaint, except admit that Mr. Heiser stated that he would eventually speak with plaintiff about these matters.

130. Deny knowledge and information sufficient to form a belief as to the truth of the allegations contained in paragraph 130 of the complaint.

131. Admit the allegations contained in paragraph 131 of the complaint, except deny the accuracy of Ms. Rodriguez's title.

132. Admit the allegations contained in paragraph 132 of the complaint, except deny knowledge and information sufficient to form a belief as to the truth of the allegation that the 1993 post card "wound up on the sign in/scheduling sheet."

133. Admit the allegations contained in paragraph 133 of the complaint.

134. Admit the allegations contained in paragraph 134 of the complaint, except denies that Ms. Rodriguez stated that she "received" the 1993 post card.

135. Deny knowledge and information sufficient to form a belief as to the truth of the allegation that the 1993 post card was "placed on the sign-in sheet", but admit that the card was found near the EJ schedule.

136. Deny knowledge and information sufficient to form a belief as to the truth of the precise quote contained in paragraph 136 of the complaint, except admit that Mr. Heiser advised the assembled employees to be cautious.

137. Deny the allegations contained in paragraph 137 of the complaint.

138. Deny the allegations contained in paragraph 138 of the complaint, except admit that employees who worked the EJ overnight schedule in effect in November 1993, when plaintiff returned from her leave of absence, were paid at a slightly higher rate than daytime employees and generally worked two hours of overtime each night.

FIRST CAUSE OF ACTION

139. Repeat and reallege each and every answer set forth in paragraphs 1-138 of the Answer.

140. Deny the allegations contained in paragraph 140 of the complaint.

141. Deny the allegations contained in paragraph 141 of the complaint.

SECOND CAUSE OF ACTION

142. Repeat and reallege each and every answer set forth in paragraphs 1-141 of the Answer.

143. Deny the allegations contained in paragraph 143 of the complaint.

144. Deny the allegations contained in paragraph 144 of the complaint.

THIRD CAUSE OF ACTION

144[A]. Repeat and reallege each and every answer set forth in paragraphs 1-144 of the Answer.

145. Deny the allegations contained in paragraph 145 of the complaint.

146. Deny the allegations contained in paragraph 146 of the complaint.

AS AND FOR ITS AFFIRMATIVE DEFENSES defendants NBC and GE allege as follows:

FIRST AFFIRMATIVE DEFENSE

147. The complaint fails to state a claim upon which relief can be granted.

SECOND AFFIRMATIVE DEFENSE

148. The claims purportedly set forth in the complaint are barred, in whole or in part, by the applicable statutes of limitations and/or statutory provisions pertaining to the time within which charges of discrimination may be filed with administrative agencies.

THIRD AFFIRMATIVE DEFENSE

149. Those aspects of plaintiff's federal claims that were not raised in her administrative charge filed with the EEOC are barred.

FOURTH AFFIRMATIVE DEFENSE

150. Plaintiff's federal claims are barred because she filed this lawsuit more than 90 days after receiving a right to sue letter from the EEOC.

FIFTH AFFIRMATIVE DEFENSE

151. The complaint fails to state a claim under the New York Human Rights Law.

SIXTH AFFIRMATIVE DEFENSE

152. Plaintiff's purported claim for intentional infliction of emotional distress cannot be asserted based on facts related to her employment by NBC.

SEVENTH AFFIRMATIVE DEFENSE

153. Plaintiff's purported claim for intentional infliction of emotional distress is barred by the applicable statute of limitations.

EIGHTH AFFIRMATIVE DEFENSE

154. Any injuries and damages suffered by plaintiff, which injuries and damages defendants expressly deny, were solely, proximately and directly caused by the actions of plaintiff or third parties over whom NBC had no control.

NINTH AFFIRMATIVE DEFENSE

155. Plaintiff has failed to mitigate damages.

WHEREFORE, defendants NBC and GE demand judgment against plaintiff dismissing the complaint in its entirety, together with an award of reasonable attorney's fees, the costs the costs and disbursements of this action, and for such other and further relief as to this Court may seem just, proper, and equitable.

Dated: New York, New York
April 4, 1996



Gayle Chanlo Sproul (GS 7227)
NATIONAL BROADCASTING COMPANY, INC.
30 Rockefeller Plaza
10th Floor East
New York, New York
Attorney for Defendants National Broadcasting Company, Inc. and General Electric Company

37

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SANDRA HOLMES, Plaintiff, -against- NBC/GE, ET AL. Defendants.		94 Civ. 9341 (CBM) Memorandum Opinion

APPEARANCES:

James H. Callwood, Esq.
Attorney for Plaintiff

Gayle Chatilo Sproul, Esq.
Attorney for Defendants
National Broadcasting Company, Inc.
and General Electric Company

MEMORANDUM OPINION

Plaintiff, who claims to have suffered race and gender discrimination in the terms and conditions of her employment, filed this action alleging violations of, _inter alia_, Title VII of the Civil Rights Act of 1964, 42 U.S.C. §2000e, _et seq._ (Title VII). By prior order, this court denied defendants' motion for summary judgment. In response to this motion, plaintiff filed a cross motion seeking a wide range of miscellaneous relief. For the reasons set forth herein, the cross motion is denied in part, with certain portions of the cross motion severed for consideration after trial of the civil rights claims in this case.

BACKGROUND

The facts of the underlying dispute are set forth in this court's previous decision in this case denying defendant's motion for summary judgment and familiarity therewith is assumed. See Holmes v. NBC/GE, 914 F. Supp. 1040 (S.D.N.Y. 1996).

In response to the motion for summary judgment filed by defendants National Broadcasting Company, Inc. and General Electric Company (hereinafter "defendants"), plaintiffs cross-moved for sweeping relief, which included, inter alia: 1) an order "[g]ranting Plaintiff's Cross motion to dismiss Defendant's Motion to Dismiss and declaring that Defendant's (sic) are in default, with prejudice to preclude the opening up of the default"; 2) a declaratory judgment; 3) an order granting plaintiff's request for summary judgment; 4) an order amending the Complaint to add defendants and claims; 5) a preliminary injunction; 6) an order referring the matter to the office of the United States Attorney for investigation into perceived improper actions by defendants and employees of the EEOC; and, 7) sanctions against defendants. (Plaintiff's Notice of Cross Motion, at 1-2.)

Defendants' motion to dismiss was treated as a motion for summary judgment and then denied. See 914 F. Supp. at 1041-44. Subsequently, at a Pre-Trial Concerence and because of the impropriety of plaintiff's prolix cross motion papers in most respects, and the overbreadth of the relief sought therein, the court determined that the relief plaintiff was seeking -- other than her Title VII claims and others directly related to her Title VII case -- would be severed from her Title VII claims and addressed after the trial on those claims. (Pre-Trial Schedule and Order, dated April 4, 1996)(hereinafter, the "April 4th Order").

In order to clarify several issues with regard to the April 4th Order, this Memorandum Opinion expressly denies plaintiff a hearing on its motion for a preliminary injunction on the ground that the papers in support of the "cross motion" failed to identify what, if any, irreparable harm plaintiff is suffering by defendants' actions. In addition, because a genuine issue of material fact exists sufficient to overcome the motion for summary judgment, this element of the cross motion must also be denied. Lastly, because defendants' motion for summary judgment proffered good faith and legitimate legal arguments that could still prove correct at trial, the request for Rule 11 sanctions is also denied.

ANALYSIS

I. Plaintiff's Request for a Preliminary Injunction.

The standard for issuance of injunctive relief in the Second Circuit is well-settled. Plaintiff must show "(a) irreparable harm and (b) either (1) likelihood of success on the merits or (2) sufficiently serious questions going to the merits to make them a fair ground for litigation and a balance of hardships tipping decidedly toward the party requesting the preliminary relief." Jackson Dairy, Inc. v. H.P. Hood & Sons, Inc., 596 F.2d

70, 72 (2d Cir. 1979).

In the papers in support of the cross motion, plaintiff's attorney states as follows:

> It is noted that Plaintiff has suffered severe economic hardship as a result of the retaliation against her, and it is earnestly requested that the Court provide immediate injunctive relief in the amount of $53,000 dollars (sic) in lost wages, and that the Court also rule that Plaintiff be restored to her normal salary which she was receiving before her Complaints to NBC management of sexually offensive material.

(Callwood Aff. (dated July 26, 1995) at ¶ 151.)

Plaintiff offers no other showing of harm in support of the request for a preliminary injunction.

Standing alone, this allegation of economic harm is insufficient to warrant a finding of irreparable harm and thus an injunction cannot issue. See e.g., Jayaraj v. Scappini, 66 F.3d 36, 38-39 (2d. Cir. 1995)(recognizing that temporary loss of income not irreparable harm)(citations omitted); cf. Miss America Organization v. Mattel, Inc., 945 F.2d 536, 546 (2nd Cir. 1991)(holding single, cursory affidavit concerning potential loss of consumer good will insufficient to establish irreparable harm warranting injunction).

Moreover, at the conference in this case held on April 4, 1996, plaintiff's attorney requested a hearing on the motion for a preliminary injunction.[1] It appears from her papers that plaintiff failed to request a hearing on the motion for

[1]No record exists from the hearing because it was not transcribed.

preliminary injunction and this is sufficient basis to consider the request for an injunction without a hearing and on the moving papers alone. Consolidated Gold Fields PLC v. Minorco, S.A., 871 F.2d 252, 256 (2d Cir.), modified on other grounds, 890 F.2d 569 (2d Cir.), cert. denied, 492 U.S. 939 (1989). Moreover, the failure to allege irreparable harm in the papers in support of a motion for preliminary injunction warrants denial of the request for a hearing on the motion. SCM Corp. v. Xerox Corp., 507 F.2d 358 (2d Cir. 1974).

Because plaintiff failed to make any showing whatsoever regarding irreparable harm, her request for a preliminary injunction is denied. Additionally, and on this same basis, plaintiff's request for a hearing on the motion is also denied.

II. Plaintiff's Request for Summary Judgment.

As this court noted in its prior decision in this case, a triable issue of fact exists regarding whether plaintiff filed the instant action within the applicable statute of limitations. 914 F. Supp. at 1044. This triable issue is sufficient to defeat both plaintiff's and defendants' respective motions for summary judgment. Accordingly, plaintiff's motion for summary judgment must be denied.

III. Plaintiff's Request for Rule 11 Sanctions.

As stated above, plaintiff requested sanctions under Fed. R. Civ. Proc. 11, alleging that defendants' motion for summary judgment filed in July 1995 was frivolous. Initially, plaintiff failed to make a proper request for Rule 11 sanctions because it failed to file a separate motion seeking such relief. See Fed. R. Civ. Proc. 11(c)(1)(A). Moreover, this court finds and concludes that the motion was not filed frivolously, abusively, or in bad faith. See, e.g., Productos Mercantiles e Industriales, S.A. v. Faberge USA, Inc., 23 F.3d 41, 47 (2d Cir. 1994); International Shipping Co. v. Hydra Offshore, Inc., 875 F.2d 388, 390 (2d Cir.), cert. denied, 493 U.S. 1003 (1989). Finally, although defendants' motion was denied, a question of fact still exists that, if resolved in defendants' favor by the trier of fact, would result in judgment for defendants. Defendants' legal arguments were legitimate and may still be vindicated. Accordingly, the request for Rule 11 sanctions must be denied.

CONCLUSION

For the reasons set forth above, plaintiff's cross motion for a preliminary injunction, summary judgment and Rule 11 sanctions is denied. All other relief sought in plaintiff's cross motion shall be severed and considered after trial on plaintiff's Title VII claims.

Dated: April 9, 1996
New York, New York



Constance Baker Motley
United States District Judge

38

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SANDRA HOLMES, Plaintiff, -against- NBC/GE, ET AL. Defendants.	94 Civ. 9341 (CBM) Order

For the reasons set forth in the Memorandum Opinion filed simultaneously herewith, plaintiff's cross motion for a preliminary injunction, summary judgment and sanctions is DENIED. Any requests for additional relief found in the notice of cross motion are severed and shall be considered aftur trial of plaintiff's main claims.

So Ordered.

Dated: April 9, 1996
New York, New York

Constance Baker Motley
Constance Baker Motley
United States District Judge

000101

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SANDRA HOLMES,	:	
Plaintiff,	:	
-against-	:	94 Civ. 9341 (CBM)
NBC/GE, ET AL.	:	Order
Defendants.	:	

For the reasons set forth in the Memorandum Opinion filed simultaneously herewith, defendants' motion for sanctions is GRANTED.

SO ORDERED.

Dated: September 18, 1996
New York, New York

Constance Baker Motley

Constance Baker Motley
United States District Judge

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SANDRA HOLMES, Plaintiff, -against- NBC/GE, ET AL. Defendants.	:	94 Civ. 9341 (CBM) Memorandum Opinion

MEMORANDUM OPINION

Plaintiff, who claims to have suffered race and gender discrimination in the terms and conditions of her employment, filed this action alleging violations of, inter alia, Title VII of the Civil Rights Act of 1964, 42 U.S.C. §2000e, et seq. (Title VII). By prior order, this Court denied in part plaintiff's motion seeking a wide range of miscellaneous relief, with certain portions of the motion severed for consideration after trial of the civil rights claims in this case. Plaintiff filed a notice of appeal and subsequently refused both to participate in pretrial conferences scheduled by this Court and to cooperate in taking discovery. Defendants have moved to sanction plaintiff and her counsel by requiring them to pay attorney's fees for expenses incurred by defendants' counsel in attending two pretrial conferences which plaintiff's counsel failed to attend. Plaintiff has not responded to this motion. Because plaintiff's counsel has no substantial justification for his absence from the two conferences and because the amount defendants request is not excessive under the circumstances, this motion is granted.

BACKGROUND

The facts of the underlying dispute are set forth in this Court's previous decision in this case denying defendants' motion for summary judgment and familiarity therewith is assumed. See Holmes v. NBC/GE, 914 F. Supp. 1040 (S.D.N.Y. 1996).

In response to this Courts denial in part of plaintiff's motion for a wide range of extraordinary relief, plaintiff filed a notice of appeal on May 6, 1996. From that time, plaintiff has failed to attend any pretrial conferences or cooperate in the taking of discovery, claiming that the notice of appeal divested this Court of jurisdiction.

Defendants then moved on July 30, 1996 to sanction plaintiff and her counsel for expenses incurred by defendants' counsel in attending two pretrial conferences at which plaintiff's counsel failed to appear.[1]

ANALYSIS

I. PLAINTIFF'S PROFFERED JUSTIFICATION

Federal Rule of Civil Procedure 16(f) provides in relevant part:

> If a party or party's attorney fails to obey a

[1] Since the time the motion was filed, plaintiff has failed to attend a third pretrial conference scheduled for August 1, 1996. However, defendants have not to date requested attorney's fees for plaintiff's counsel's failure to attend this conference.

> scheduling or pretrial order, or if no appearance is made on behalf of a party at a scheduling or pretrial conference . . . the judge shall require the party or the attorney representing the party or both to pay the reasonable expenses incurred because of any non-compliance with this rule, including attorney's fees, unless the judge finds that the non-compliance was substantially justified or that other circumstances make an award of expenses unjust.

Plaintiff's absence from the pretrial conferences is not substantially justified nor would an award of expenses be unjust. Plaintiff maintains, in her answer to a separate motion, that the nonappearance was justifiable because this Court had been divested of jurisdiction once her notice of appeal was filed on May 6, 1996. This is clearly not the case. Other than the denial of plaintiff's preliminary injunction, from which an appeal plainly does not divest the Court of jurisdiction, see, e.g., N.Y. State National Organization for Women v. Terry, 886 F.2d 1339, 1350 (2d Cir. 1989)[2], none of the Court's orders from which plaintiff appealed were in fact appealable. Most importantly, the order which plaintiff cites as divesting the Court of jurisdiction when appealed, namely the denial of her summary judgment motion, has long been held to be nonappealable. See Chappell & Co. v. Frankel, 367 F.2d 197 (2d Cir. 1966)(en banc). The rule in the Second Circuit is that an appeal from a nonappealable order does not divest the District Court of jurisdiction. Leonhard v. United States, 633 F.2d 599, 609-610

---

[2]Plaintiff appears to concede this in her answer to Defendants' Motion to Dismiss. See Plaintiff's Memorandum of Law in Opposition to Motion to Dismiss and in Support of Cross Motion for Judgment on the Pleadings and Preliminary Injunction, p. 7.

(2d Cir. 1980). Thus, plaintiff's argument is without merit.

II. DEFENDANTS' REQUESTED AMOUNT

Rule 16(f) only authorizes the Court to grant reasonable attorney's fees, thus the amount which defendants request must be examined. Defendants maintain that their counsel spent three hours and forty five minutes attending the two conferences and calculated his hourly rate to be $150 an hour[3], making defendants' expenses five hundred and sixty two dollars and fifty cents. Because neither the hourly rate calculated by defendants for their counsel nor the amount of time expended by counsel strikes the Court as unreasonable or excessive, the full amount of defendants' request will be granted.

Dated: September 18, 1996
New York, New York



Constance Baker Motley
United States District Judge

[3]Though defendants have retained in-house counsel in this matter, it is well settled that attorney's fees may be awarded for in-house attorneys. See Broadcast Music v. R Bar of Manhattan, 919 F. Supp. 656, 661 (S.D.N.Y. 1996); Perez v. Velez, 629 F.Supp. 734, 737-38(S.D.N.Y. 1985); Brisbane v. Port Authority, 550 F.Supp. 222, 224 (S.D.N.Y. 1982).


23 1996
S.D. OF N.Y.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SANDRA HOLMES,

Plaintiff,

NBC/GE, RAY SMITH, ED KINNEY, LOUIS GIACHETTO, GEORGE BUSHELL, and PETER FALLON,

Defendants.

NO. 94 CIV. 9341 (CBM)

NOTICE OF APPEAL

Notice is hereby given that Sandra Holmes, Plaintiff in the above named case, hereby appeals to the United States Court of Appeals for the Second Circuit, from an order granting sanctions against Plaintif fand an order setting a discovery schedule both orders entered on September 23, 1996



JAMES H. CALLWOOD (JC 4982)
775 Concourse Village East
Bronx, New York 10452
(718) 681-7092

List of Defendants

NBC/GE,
30 Rockefeller Plaza
New York, NY 10112

RAY SMITH

ED KINNEY

LOUIS GIACHETTO,

GEORGE BUSHELL,

PETER FALLON,

30 Rockefeller Plaza
New York, NY 10112

72

1 UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

2 -----------------------------------

3 SANDRA HOLMES,

4 Plaintiff,

5 94 Civ. 9341

v.

6

NBC/GE, et al.,

7

Defendants

8 ------------------------------------

9 September 19, 1996
2:15 p.m.

10

11

BEFORE:

12

HON. CONSTANCE BAKER MOTLEY,

13

District Judge

14

15 APPEARANCES:

16 JAMES H. CALLWOOD,

17 Attorney for Plaintiff

18

NBC LEGAL DEPARTMENT

19 Attorneys for Defendants,
BY: DAVID P. FORD

20

21

22

23

24

25

1 THE COURT: The first motion we were going to
2 take up was the defendants' motions for sanctions for
3 failure of the plaintiff's counsel to appear at two prior
4 pretrial conferences. I gather, Mr. Callwood, that you did
5 not file a response to that motion, is that right?
6 MR. CALLWOOD: I beg your pardon. Yes, I did.
7 THE COURT: You did?
8 MR. CALLWOOD: Yes.
9 THE COURT: Where's that? I did not receive any
10 such papers.
11 MR. CALLWOOD: I beg your pardon?
12 THE COURT: I did not receive any papers in
13 response to the motion for sanctions. I received papers in
14 response to the motion to dismiss.
15 MR. CALLWOOD: No. I beg your pardon. No, I
16 didn't file any papers in response to that motion for
17 sanctions. No, I did not.
18 THE COURT: The court is going to grant that
19 motion.
20 MR. CALLWOOD: May I speak, your Honor?
21 THE COURT: Yes.
22 MR. CALLWOOD: It is my position that this court
23 was completely divested of jurisdiction when the motion --
24 when the notice of appeal was filed on May 6, 1996.
25 Therefore, any motions brought before this court for

1 sanctions or anything else were totally inappropriate and
2 hence null and void, and there was no jurisdiction. The
3 notice of appeal which was filed on May 6 was directed to a
4 motion for summary judgment which would have decided the
5 entirety of the issues that are involved in this case. The
6 law is clear regarding the complete divestiture of the
7 District Court of jurisdiction in such a situation.
8 Mr. Ford should be sanctioned for having brought
9 a frivolous motion. That's my position.
10 THE COURT: You have already submitted a brief on
11 that issue, have you not?
12 MR. FORD: I have submitted a brief on the
13 issue. I would be happy to talk about our position. One
14 thing I should respond to is his surreply papers on the
15 issue of jurisdiction. As we pointed out in our papers, the
16 court does not lose jurisdiction when there is an appeal of
17 a non-appealable order. An order for summary judgment is
18 not appealable. That is settled law.
19 The only cases he cites in the surreply papers --
20 he cites 50 of them and I read all 50 of them. About 46 of
21 those cases are grants of summary judgment and they are
22 final orders. A couple of cases there were trials in the
23 court below and final judgment. The only ones he cites are
24 qualified immunity cases in which the appeal was proper
25 under the collateral order.

1 There is no question that the black letter law in
2 this circuit is an appeal of a non-appealable order does not
3 divest the court of jurisdiction. You mentioned you are
4 granting a motion for sanctions. I would ask for
5 clarification and whether it is against just the attorney,
6 the plaintiff, and when he is to pay that sanction to the
7 defendants.
8 MR. CALLWOOD: Your Honor, the case which is
9 cited by defendants as standing for the proposition that a
10 motion for summary judgment is a non-appealable order is
11 Alart Associates v. Aptaker, a 1968 case, 402 F. 2d 779.
12 This is a situation where the individual moving for summary
13 judgment was moving for summary judgment in a copyright
14 infringement case, in a situation where it was alleged that
15 a discrepancy between the name of the company on the
16 copyright notice and the name of the company on the
17 complaint was a sufficient basis for the court to grant
18 summary judgment. The court felt this was harmless error
19 and therefore refused to grant summary judgment insofar as
20 this was not a motion which would have disposed of the
21 issues on the merits, and would have disposed of the
22 entirety of the case. The case which is the gravamen, and
23 which deals with the standards by which one can determine
24 whether or not the District Court is divested of its
25 jurisdiction, is the Griggs case, a Supreme Court case which

1 clearly establishes that if the motion is directed to an
2 issue, if the motion for summary judgment is directed to an
3 issue which would decide the entirety of the case then that
4 is an appealable motion.
5 I might add that the Court of Appeals for the
6 Second Circuit accepted jurisdiction and did not kick this
7 case back down so I find it difficult to understand why Mr.
8 Ford feels he has any legitimate basis for even so much as
9 suggesting that the appeal of a motion for summary judgment
10 is an action that does not divest the District Court of its
11 jurisdiction.
12 All of this is definitively spelled out in my
13 moving papers, and in my surrebuttal papers with citations.
14 I might also add that in addition to the 50 cases which I
15 cited there are another 1100 which speak eloquently to the
16 notion that a motion for summary judgment which does decide
17 the entirety of the issues in the case is an appealable
18 motion. This is what is well settled law. Not one case
19 where the facts and circumstances are totally
20 distinguishable and which do not have in any way, shape or
21 form any bearing on the fact that we are dealing with a
22 dispositive motion here whereas they were dealing with a
23 situation where clearly that was harmless error, a
24 typographical error that the District Court maintained its
25 jurisdiction to correct.

1 THE COURT: As I have indicated, the court is
2 going to grant the motion. I think what you are
3 overlooking, Mr. Callwood, is that the motion for summary
4 judgment was denied. If it had been granted that would be
5 appealable.
6 MR. CALLWOOD: There is no articulation of
7 whether a motion for summary judgment is denied or granted
8 as being the basis for whether or not it is appealable.
9 THE COURT: I am going to file a brief memorandum
10 opinion on that issue, and with respect to the amount in
11 question the court finds that it is a reasonable amount
12 requested by the defense counsel who appeared here actually
13 three times. They requested only counsel fees for two of
14 those appearances. So that amount will be awarded to them.
15 As I have indicated, I will file an order and memorandum
16 opinion granting the motion for sanctions.
17 I gather that there is another motion pending
18 which is a motion to dismiss. I will hear you briefly on
19 that.
20 MR. FORD: Thank you, your Honor.
21 As you are well aware, there have been several
22 orders in this case that Mr. Callwood has completely failed
23 to obey:
24 He has not produced relevant documents in
25 response to one of your orders, your order to meet and set a

1 deadline for depositions, your order to appear for not one,
2 not two, but three pretrial conferences, your order that the
3 plaintiff appear for a court-ordered deposition.
4 In response to all of this in a sworn affidavit
5 to the Second Circuit he claimed he felt your order
6 recognizing me as counsel was illegally drawn. That of
7 course is absurd. He has now changed his argument to
8 whether or not the court had the jurisdiction to make those
9 orders which we have already addressed and you have
10 addressed in your opinion on the sanction motion.
11 He has now coupled all this totally outrageous
12 conduct by filing another motion for summary judgment. The
13 motion for preliminary injunction already denied by this
14 court is totally repetitive of this court's motion. He
15 continues up until his last surrebutal to do outrageous
16 things like citing 50 cases none of which are relevant to
17 the case. The whole case has been outrageous, and his only
18 response to our motion is you did not have the jurisdiction
19 to issue the orders which you did.
20 We have set forth in our papers five factors the
21 courts look to in determining whether a motion should be
22 dismissed or not. Under the papers it is clear to me
23 certainly that four of the five have been met here. The
24 duration of failures have been complete utter duration since
25 May, and the courts have filed the duration an extra factor

1 to be looked at when looking at duration is the fact that
2 the counsel gives a complete lack of disrespect for the
3 court is something that goes to the duration as well, so
4 that factor is met.
5 Another is whether defendant is likely to be
6 prejudiced by the delay. The courts held prejudice can be
7 presumed as a matter of law but the fact is this case has
8 been on hold for 6 months while we have to put up with the
9 silliness while people's memories fade, and the courts held
10 certain behavior was prejudice.
11 As to the balance between calendar congestion and
12 the right to due process, I will leave it to the court to
13 decide how this case has affected calendar congestion, but
14 certainly the case law cited again says that in balancing
15 this process the court may examine the wilfulness of the
16 failure to obey orders and any disrespect shown to the
17 court, all of which are before us here.
18 Finally, the fourth factor which has to be met is
19 the efficacy of lesser sanctions. The court doesn't
20 actually have to impose lesser sanctions before dismissing.
21 The court needs to consider whether lesser sanctions would
22 actually discourage this conduct. Again I will leave it for
23 the court to decide whether there is any possibility that
24 plaintiff's counsel is going to start obeying this court's
25 rules and to make this a normal litigation. I think it is

1 impossible, and I think the court will conclude the same.

2 The only factor which arguably hasn't been met

3 yet is a warning by the court that the case will be

4 dismissed if such conduct continues. I submit there has

5 certainly been at least constructive notice in light of the

6 several orders that have been issued in this case, and there

7 are cases cited in our briefs that say that particularly in

8 the light of complete disrespect for the court, complete

9 failure to follow orders, that actual warning is not

10 necessary and the plaintiff's counsel should have known that

11 this sort of conduct would in fact result in dismissal.

12 So the five factors that the Second Circuit looks

13 to compel the conclusion the case should be dismissed

14 because of plaintiff counsel's actions, and there is no

15 evidence that the plaintiff is not fully aware, indeed she

16 submitted affidavit after affidavit herself supporting the

17 same outrageous conduct.

18 Thank you.

19 THE COURT: Well, let's see. You did serve the

20 notice on the plaintiff to appear for her deposition?

21 MR. FORD: Yes, your Honor. That is included in

22 orders that have not been obeyed. Our discovery orders, the

23 order to produce relevant documents --

24 THE COURT: One thing at a time. You did serve

25 notice?

1 MR. FORD: Yes. At our last pretrial conference
2 you orderered me to file and serve a notice directly on the
3 plaintiff, which I did, and we state in our moving papers he
4 has never suggested in his opposing papers she did not in
5 fact get that, and his argument has been again she decided
6 or they together decided not to appear because they felt the
7 court didn't have the power to order such a deposition.
8 So indeed I complied with the court's order, I
9 appeared for the deposition, I had a court reporter there,
10 and I was ready to take her deposition. She didn't show up,
11 and her counsel, who also received the notice of deposition,
12 did not show up.
13 THE COURT: With respect to the relevant
14 documents, did you serve the plaintiff with a request of any
15 kind to produce documents? I had directed you to meet with
16 them, is that right?
17 MR. FORD: You directed in your order for the
18 parties to meet and exchange all relevant documents by a
19 certain date, and my recollection is that there might have
20 been even a question by prior counsel Gayle Sproul whether
21 we should actually serve a notice to produce, and I am not
22 sure if that was raised or not, but the order was to meet
23 and exchange all relevant documents which we interpreted to
24 be consistent with general federal rule where you decide
25 what the relevant documents are. If either side thinks the

1 other side hasn't produced the relevant documents they can
2 make a motion.
3 THE COURT: Did that meeting occur?
4 MR. FORD: No. I asked -- as it is stated in my
5 papers, I called Mr. Callwood and said "Let's set up a date
6 to meet this Monday as the court ordered us to," and Mr.
7 Callwood replied "My papers which I just filed speak to this
8 issue" or something in sum and substance like that. He just
9 filed papers that I don't recall if it was the appeal or the
10 recusal motion which contained these inflammatory comments
11 about the court. That was his opinion about that, and
12 that's why he did not meet with me even though I
13 specifically called him to set up the time for us to meet
14 and exchange documents.
15 THE COURT: Mr. Callwood, do you want to be heard
16 on this motion to dismiss?
17 MR. CALLWOOD: Yes, I do want to be heard on
18 this motion to dismiss, your Honor. My position is as I
19 have already articulated it. This court was divested of
20 jurisdiction upon the filing of a notice of appeal which was
21 directed to a dispositive motion that would have decided the
22 entirety of the case.
23 That is my position. That is what the Supreme
24 Court mandate indicates. That's what the practice is in the
25 Second Circuit. That is my position. What Mr. Ford is

1 saying is utterly absurd. The one case he cites has
2 absolutely no bearing on the facts and circumstances herein.
3 You have indicated that you wish to indicate
4 somehow that the grant of a motion for summary judgment is
5 appealable as opposed to the denial of a motion for summary
6 judgment. I see no such distinction in any of the case law
7 that I have read, and therefore my position is exactly the
8 same as it was regarding the sanctions that you have seen
9 fit to impose.
10 I might add, also, that thus far it is my
11 position that a $70 billion corporation has been allowed by
12 this court to trample upon the rights that my client is
13 entitled to under Title 7 of the Civil Rights Act of 1964,
14 specifically --
15 THE COURT: Mr. Callwood, just a moment.
16 MR. CALLWOOD: The section reads my client is
17 entitled --
18 THE COURT: Just a minute, Mr. Callwood. You say
19 the court has allowed this corporation to trample on the
20 rights of your client. The problem with this case is you
21 won't give anybody an opportunity to find out what your
22 client's case is all about --
23 MR. CALLWOOD: There is no need --
24 THE COURT: Just a minute. -- by having her
25 appear for a deposition and be deposed.

1 MR. CALLWOOD: They have admitted everything
2 which is dispositive of liability. It is self-evident in
3 the documentary evidence which has been interposed in this
4 case, and they have admitted everything dispositive of
5 liability in their answer.
6 The aim of the court --
7 THE COURT: What did they admit?
8 MR. CALLWOOD: They admitted my client was
9 placed on a shift where she is making $29,000 a year less.
10 They admit that there was sexually explicit material that
11 was placed in the workplace that by their own internal
12 enunciated standards was found offensive, and they admit it
13 is self evident that a consent decree which they lied to the
14 EEOC about did not expire by its own terms.
15 In short they procured an adverse determination
16 against my client by engaging in criminal conduct which is
17 prosecutable under 18 USC Section 1001, and it's as a
18 felony. Based on the documentary evidence before the EEOC,
19 Howard Gans, the agent of NBC/GE, who interposed a letter
20 lied to the EEOC consider and in so doing they obtained an
21 adverse determination against my client.
22 Now, this has been made of record copiously.
23 There comes a point in time where the charade of going
24 through depositions and what have you should be ended. Have
25 you ever denied the truthfulness of what I have just said?

1 MR. FORD: Yes. Most of it.
2 MR. CALLWOOD: Where? In what papers? Where
3 in your papers have you denied it?
4 MR. FORD: Virtually everything you just said
5 has been denied.
6 MR. CALLWOOD: Where?
7 MR. FORD: I am not going to engage in a shouting
8 match.
9 MR. CALLWOOD: It is mandated by Rule 56 that
10 you cannot simply rely on the allegations of your answer but
11 you must affirmatively come forth with some indication
12 through affidavits of the existence of a genuinely triable
13 issue of fact. However, it is not even necessary to go to
14 Rule 56 because they have already admitted in their answer
15 all that is dispositive of liability. This is a situation
16 where a $70 billion corporation with deep pockets has strung
17 out the resolution of the issues herein by lying to the
18 EEOC, and procuring an adverse result, and dropping my
19 client's salary by $29,000, a result which is unconscionable
20 under Rule 706(g) of Title 7 of the Civil Rights Act
21 promulgated specifically to guard against the very type of
22 abuses these people have manifestly engaged in.
23 THE COURT: The drop in salary you say resulted
24 from what?
25 MR. CALLWOOD: Their placing her on a shift

1 where she was earning $29,000 per year less.
2 THE COURT: What law has it violated is what I
3 am asking.
4 MR. CALLWOOD: The law against retaliation under
5 title 706(g).
6 THE COURT: Did she file a complaint with the
7 EEOC when they dropped her salary?
8 MR. CALLWOOD: That is correct. They placed her
9 on a shift where she was earning $29,000 a year less.
10 THE COURT: What was her position there?
11 MR. CALLWOOD: She was on the night shift, and
12 she was earning overtime differentials, and there was a
13 built in ten hours of overtime.
14 THE COURT: What was her position there?
15 MR. CALLWOOD: A playback engineer. When she
16 filed the suit Howard Gans, the individual who was the
17 cognizable individual at that time, indicated that he was
18 going to shift her to the day shift, and she wrote him a
19 letter October 26 indicating under no circumstances would
20 she accept a move to a shift that occasioned her economic
21 hardship. Mr. Gans lied to the EEOC and said that she
22 requested to be placed on a shift where she was making
23 $29,000 a year less. That is not allowable under Section
24 706(g) of Title 7 of the Civil Rights Act. That is exactly
25 the kind of thing that Act is geared to preventing. There

1 are very strict laws against retaliation.

2 THE COURT: When you filed the EEOC complaint

3 what did you allege as a violation of Title 7?

4 MR. CALLWOOD: I alleged that my client had been

5 subjected to a hostile work environment, I alleged that she

6 had been subjected to racial discrimination, and I alleged

7 that she had been retailiated against, all of which are

8 cognizable under Title 7.

9 THE COURT: You say she had been subjected to

10 retaliation?

11 MR. CALLWOOD: Yes, I do say that.

12 THE COURT: In what respect?

13 MR. CALLWOOD: Because she had been working for

14 33 years, has an exemplary employment record, was in fact

15 forced into a situation where she was doing the job of her

16 supervisors, and was not being compensated for it. She is

17 the only black American female who has worked as a permanent

18 employee in the EEJ department, and inferrably the reason

19 why she was not allowed to reap the benefits of her labor is

20 because she was being discriminated against. And that, by

21 the way, is one of the reasons why the consent decree which

22 mandates objective job evaluations gets to be so terribly

23 important.

24 NBC in 77 acknowledged that they had a very

25 serious problem in being able to objectively assess an

1 individual's job performance, and they said pursuant to a
2 consent decree that we will have objective job evaluations.
3 My client has been at NBC for 33 years. She has won Emmies
4 and she has had an outstanding work record. No one will
5 deny that.
6 Why is it this woman who outranks these people in
7 seniority, and has acquitted herself with the utmost
8 professionalism is working as a group 5, when in fact she
9 was sitting on her desk doing the work of a group 7, while
10 they were off sleeping, and she has never had an objective
11 job evaluation to be able to definitively establish that,
12 an objective job evaluation which NBC is in contempt of a
13 consent decree for not allowing her to have.
14 THE COURT: And you say NBC has admitted this?
15 MR. CALLWOOD: NBC has admitted what?
16 THE COURT: What you just said.
17 MR. CALLWOOD: That they never had an objective
18 job evaluation, she has never had an objective job
19 evaluation.
20 THE COURT: That they discriminated against her
21 because of her race.
22 MR. CALLWOOD: I didn't say NBC admitted that.
23 I say there are various things from which it can be gleaned.
24 THE COURT: NBC denies that, is that right?
25 MR. CALLWOOD: They don't deny that. They don't

1 admit or deny that in their answer. I don't even believe
2 three address the issue.
3 MR. FORD: We deny all allegations of
4 discrimination and retaliation.
5 MR. CALLWOOD: You don't deny the facts. That's
6 the point. This is what we are attempting to do. We are
7 attempting to establish what the facts are.
8 THE COURT: Mr. Callwood, you understand that if
9 you claim race discrimination against an employer and the
10 employer denies it you have the burden of proving race
11 discrimination. Do you understand that, too?
12 MR. CALLWOOD: Of course.
13 THE COURT: And so we have to proceed with this
14 case as we have another disputed issue of fact. I found we
15 had one as to whether the complaint was timely filed. Now
16 we have another as you can see. You claim race
17 discrimination and NBC denies it.
18 Then there is another complaint. You say there
19 was a hostile working environment.
20 MR. CALLWOOD: Yes. Sexual harrassment,
21 hostile work environment.
22 THE COURT: Does NBC admit that?
23 MR. CALLWOOD: It admits the facts and
24 circumstances which would lead to that.
25 THE COURT: Answer my question.

1 MR. CALLWOOD: Yes, NBC admits that.
2 THE COURT: They admit sexual harrassment?
3 MR. CALLWOOD: NBC defines sexual harassment in
4 its own internally articulated integrity booklet as the
5 displaying of sexually explicit material in the work
6 environment.
7 THE COURT: Mr. Callwood, the question is --
8 MR. CALLWOOD: NBC admits it was displayed. NBC
9 admits it was offensive. NBC defines the display of
10 sexually explicit material in the work environment as sexual
11 harrassment.
12 THE COURT: Let me ask NBC counsel, do you admit
13 all those facts?
14 MR. FORD: No, your Honor. We deny. You can
15 look to our answer for what facts are admitted and what are
16 denied. We deny the allegations of discrimination.
17 THE COURT: I am talking about sexual harassment
18 now.
19 MR. FORD: Yes.
20 THE COURT: As opposed to racial discrimination.
21 MR. FORD: We deny the allegations of sexual
22 harrassment. What Mr. Callwood might be referring to is we
23 admit in our answer there was on one occasion long before
24 the statute of limitations kicked in a postcard posted and
25 that there was another one, and on one of them the

1 individual was disciplined, both happening long before the
2 statute of limitations.
3 If Mr. Callwood had researched the sexual
4 harassment law he would learn they were barred by the
5 statute of limitation. He would learn the isolated
6 situations, one of which was acted upon quickly by the
7 company, do not amount to a hostile work environment
8 sufficient to state an action, and when we get to the merits
9 we will win a summary judgment on the claim.
10 The motion before your court is one to dismiss
11 based upon conduct which I see based on this oral argument
12 has no chance of changing.
13 MR. CALLWOOD: Mr. Ford is being disingenous in
14 the extreme. There is the doctrine of continuing violation.
15 MR. FORD: About which I probably know more than
16 you ever will.
17 MR. CALLWOOD: That remains to be seen. All I
18 can say to you is the document of continuing violation
19 indicates that if there is an incident of sexual harrassment
20 within that 240 day period then that tolls the statute of
21 limitations that you are talking about, and that in fact did
22 happen in this case.
23 MR. FORD: This is all the types of arguments
24 that are supposed to be in our motion for summary judgment
25 or his cross motion for summary judgment on the merits after

1 discovery. As your Honor pointed out, he won't let
2 discovery take place and hasn't indicated he is going to
3 participate in any discovery.
4 THE COURT: Yes, that's true. So what I am
5 going to do is --
6 MR. CALLWOOD: Your Honor, might I suggest that
7 we look at what he has or has not admitted in his answer,
8 specifically the paragraphs?
9 THE COURT: No, we are going to proceed because
10 the time I have allotted for this discussion is over. I am
11 going to issue an order to your client, Ms. Holmes, to
12 appear for her deposition, although I had previously
13 directed the defense counsel to serve such notice but you
14 didn't appear, so before I dismiss it I am going to make
15 sure she has received an order that she should appear.
16 Also, I am going to direct that the plaintiff
17 produce all the documents which they intend to use at the
18 trial before that deposition is taken, and the defendants,
19 if you want to depose them, they will have to appear by
20 somebody in the company and be deposed and produce all
21 documents they intend to use at the trial.
22 MR. FORD: Your Honor, we already produced all
23 documents.
24 THE COURT: The long and short of this is if Ms.
25 Holmes fails to appear for a deposition to be deposed or to

1 produce documents that she intends to use on the trial, all
2 of them, then of course this case will be dismissed.
3 MR. CALLWOOD: I take it then, your Honor, you
4 are denying my motion for judgment on the pleadings
5 convertible to a motion for summary judgment. Am I to
6 understand that's what's happening?
7 THE COURT: I am ruling on the defendants' motion
8 to dismiss right now and saying I am not granting it at this
9 time. I am granting it if the plaintiff should fail to
10 appear. So I am going to get out an order. What is your
11 client's address?
12 MR. CALLWOOD: 114 West 76 Street.
13 How is the court dealing with my motion which is
14 before the court?
15 THE COURT: Your motion will be pending. If I
16 grant his motion to dismiss it won't be necessary for me to
17 rule on your motion. This case will have been dismissed.
18 MR. CALLWOOD: Insofar as --
19 THE COURT: Just a moment. What is the zip code
20 of your client?
21 MR. CALLWOOD: 10023.
22 THE COURT: I am sending her an order, and I
23 will send you a copy, so there will be no question whether
24 she got notice that her case will be dismissed if she does
25 not appear, and she is to appear for her deposition, and if

1 there are any documents she plans to use on the trial she
2 has to produce those, and I will give time for that.
3 MR. CALLWOOD: May I respectfully request that
4 the court answer one question?
5 THE COURT: No.
6 MR. CALLWOOD: If in fact --
7 THE COURT: No, I am not here to answer
8 questions. I ask the questions.
9 All right, now, on October 24 -- is that a good
10 date for you to have a deposition?
11 What is your name?
12 MR. FORD: David Ford.
13 THE COURT: What date do you want if not the
14 24th?
15 MR. FORD: What day of the week is that?
16 THE COURT: I don't have my calendar with me.
17 It is a Thursday.
18 MR. FORD: I would prefer the next week.
19 THE COURT: The following week, the 31st?
20 MR. GOLD: Yes. The week after the 24th.
21 THE COURT: October 31 is a Thursday. The
22 deposition will be in your office, and I gather we have your
23 address here. 30 Rockefeller Plaza, is that it?
24 MR. FORD: Yes, your Honor
25 THE COURT: Tenth floor?

1 MR. FORD: Yes, your Honor.
2 THE COURT: October 10th the plaintiff is to
3 provide the defendant with all the documents that she will
4 be relying on to prove her case at trial. Those are to be
5 physically produced in the defendants' offices with a list
6 of what the documents are, and a copy of that list to the
7 court, so that the defendants can review those documents
8 before they have to depose the plaintiff on October 31. And
9 then on November 14 the defendants have to produce for the
10 plaintiff an officer or other managing agent of the
11 defendant to be deposed by the plaintiff on November 14. On
12 October 31 the defendant has to produce for the plaintiff at
13 the deposition all the documents that the defendants intend
14 to use on the trial. Any document which is not produced
15 will not be used on the trial unless it appears that that
16 document could not have been discovered at the time it was
17 to be produced. It will have to be shown that there was no
18 way to secure that document otherwise.
19 As I have indicated, the order is going to advise
20 the plaintiff that if she fails to appear for a deposition
21 and produce documents her case will be dismissed.
22 MR. CALLWOOD: Will the order also deal with the
23 fact that I have a motion for summary judgment which by
24 itself would dispose of all the issues in this case if acted
25 upon?

1 THE COURT: The record will reflect if that is
2 the case, but right now we are dealing with this.
3 MR. CALLWOOD: Why do we have to go through
4 discovery if we have a motion which will dispose of
5 everything? Why do we have to go through the expense where
6 a $70 billion corporation with deep pockets which is engaged
7 in criminal conduct can starve my client out by reducing her
8 salary by $29,000 a year when we have before us pleadings
9 which admit everything which is dispositive of liabilities.
10 I believe that is unconscionable, your Honor. Title 7 was
11 geared address to exactly this kind of situation, and this
12 is unconscionable. I want to go on record as saying that.
13 I also want to go on record as saying that
14 defendant has been harassing my client because they have
15 refused to allow me to represent her at labor relations
16 hearings, and in a situation where she has --
17 MR. FORD: I would be happy to address that.
18 MR. CALLWOOD: Would you please address that?
19 THE COURT: That is not before me right now.
20 MR. CALLWOOD: This litigation is a great burden
21 that toches on and invades my client's employment at NBC,
22 and I feel it is unconscionable for a $70 billion
23 corporation to refuse to allow my client to be represented
24 by counsel of her choice.
25 THE COURT: That is not an issue I am going to

1 rule on now, Mr. Callwood. It is not before me.

2 As I have indicated --

3 MR. CALLWOOD: May I bring a motion to place it

4 before you?

5 THE COURT: No. You may comply with this order,

6 and then we will deal with that.

7 Pay attention to what is before you.

8 MR. CALLWOOD: I have it written down.

9 Will the court deal with the fact that there is a

10 motion for summary judgment before it?

11 THE COURT: We will recess until the next

12 pretrial conference, and I will set a date for that.

13 MR. FORD: Thank you, your Honor.

14 ----

15

16

17

18

19

20

21

22

23

24

25

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

----------------------------------x

SANDRA HOLMES,	:	
Plaintiff,	:	
-against-	:	94 Civ. 9341 (CBM)
NBC/GE, ET AL.	:	Order
Defendants.	:	

----------------------------------x

For the reasons set forth in the Memorandum Opinion filed simultaneously herewith, it is hereby ORDERED that this case be and is DISMISSED with prejudice.

SO ORDERED.

Dated: November 22, 1996
New York, New York

Constance Baker Motley
Constance Baker Motley
United States District Judge

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

-----------------------------------x

SANDRA HOLMES,

Plaintiff,

-against-

NBC/GE, ET AL.

Defendants.

-----------------------------------x

94 Civ. 9341 (CBM)

MEMORANDUM OPINION

The facts of the underlying dispute are set forth in this Court's previous decision in this case denying defendants' motion for summary judgment and familiarity therewith is assumed. See Holmes v. NBC/GE, 914 F. Supp. 1040 (S.D.N.Y. 1996). Plaintiff, who claims to have suffered race and gender discrimination in the terms and conditions of her employment, filed this action alleging violations of, inter alia, Title VII of the Civil Rights Act of 1964, 42 U.S.C. §2000e, et seq. (Title VII). By prior order, this court denied in part plaintiff's motion seeking a wide range of miscellaneous relief, with certain portions of the motion severed for consideration after trial of the civil rights claims in this case. Plaintiff filed a notice of appeal and subsequently refused both to participate in pretrial conferences scheduled by this Court and to cooperate in taking discovery. Defendant subsequently made two motions. The first was to sanction plaintiff and her counsel by requiring them to pay attorney's fees for expenses incurred by defendants' counsel in attending two pretrial conferences which plaintiff's counsel failed to attend. The second motion was to dismiss the action due to plaintiff's failure to obey orders of this court.

Plaintiff's motion for sanctions was granted by Memorandum Opinion and Order dated September 19, 1996. See Holmes v. NBC/GE, 1996 WL 531884 (S.D.N.Y.). In that Memorandum Opinion, this Court ruled that Plaintiff's proferred justification for failing to appear, namely that this court was without jurisdiction to hear her claim because a notice of appeal had been filed, was rejected. The court stated that its denial of Plaintiff's motion for summary judgment was not appealable, and it is well settled that in the Second Circuit, the appeal of a nonappealable order does not divest the district court of jurisdiction. Decision was reserved on Defendant's motion to dismiss. By Order dated September 19, 1996, Plaintiff was directed to appear for a deposition on October 31, 1996. The Order was sent both to Plaintiff and to her counsel and explicitly warned Plaintiff that her failure to appear on October 31 would result in the dismissal of her case. Plaintiff did not appear for the taking of her deposition and has instead appealed this court's order imposing sanctions, another plainly unappealable order. As a result of these repeated, flagrant violations of the orders of this court, the court grants Defendant's motion to dismiss.

Dated: November 25, 1996
New York, New York

Constance Baker Motley
United States District Judge

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT
UNITED STATES COURT HOUSE
40 FOLEY SQUARE
NEW YORK 10007

Stanley A. Bass
Staff Counsel
(212) 791-0979

GEORGE LANGE III
CLERK


UNITED STATES COURT OF APPEALS
FILED
NOV 1 8 1996
GEORGE LANGE III, CLERK
SECOND CIRCUIT

Re: Holmes v. NBC/GE

Docket No. 96-9402

PRE-ARGUMENT CONFERENCE NOTICE AND ORDER

A PRE-ARGUMENT CONFERENCE has been scheduled for December 2, 1996 at 11:15 (A.M.)/P.M., at the United States Courthouse, 40 Foley Square, New York, NY 10007 in Room 2803.

To effectuate the purposes of the Conference, the **attorneys in charge of the appeal or proceeding are required to attend and must:**

(1) have full authority to settle or otherwise dispose of the appeal or proceeding;

(2) be fully prepared to discuss and evaluate seriously the legal merit of each issue on appeal or review;

(3) be prepared to narrow, eliminate, or clarify issues on appeal when appropriate.

Any other matters which the Staff Counsel determines may aid in the handling or the disposition of the proceedings may be discussed. Counsel may raise any other pertinent matter they wish at the Conference.

*** To insure that all parties have received notice of the scheduled pre-argument conference, counsel should confirm with each other the time and place of the conference at least 48 hours prior to the conference.**

**** Counsel are requested to call (212) 791-0979, upon receipt of this notice, in order to confirm.**

BY: Daniel Mizrahi, Assistant
Stanley Bass
Staff Counsel

Dated: 11/18/96

NOTE: Apparently, no judgment has yet been entered with respect to the costs-sanction award. See, Sanko v. Galin, 835 F 2d 51, 53 (2d Cir 1987)(referring to "the final judgment required by Kanematsu"). Nevertheless, it does appear that the District Court has awarded defendant $562.50 against both plaintiff and her attorney. This would seem to be immediately appealable under FRAP 4(a)(2). See, Thomas E. Hoar v. Sara Lee, 882 F 2d 682, 685 (2d Cir 1989)("If, instead, only the plaintiff had been held liable for the Rule 37 sanction, the final judgment rule would prohibit the plaintiff's interlocutory appeal of the order.")

96 - 9402

United States Court of Appeals
for the
Second Circuit

SANDRA HOLMES

Plaintiff-Appellant

-against-

NATIONAL BROADCASTING COMPANY, INC.; GENERAL ELECTRIC COMPANY,
Defendants-Appellees**,**

RAY SMITH; ED KINNEY; LOUIS GIACHETTO
GEORGE BUSHELL; PETER FALLON,
Defendants

ON APPEAL FROM THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

PETITION FOR REHEARING FOR PLAINTIFF-APPELLANT

Of Counsel
James H. Callwood

James H. Callwood, P.C.
775 Concourse Village East
Bronx, NY 10451
(718) 681-7092

Counsel for Appellant
Sandra Holmes

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASELAW

STATUTORY AUTHORITY

PRELIMINARY STATEMENT

This is a petition for rehearing directed to the Summary Order of the 2nd Circuit Court of Appeals in appeal # 96-9402, affirming the Distict Court's dismissal of Plaintiff/Appellant's Title VII claims which allege, inter alia, sexual harassment, racial discrimination, the intentional infliction of emotional harm, and violation of a consent decree mandating objective job evaluations (Hon. John M. Walker, Jr., Hon. Dennis Jacobs, Circuit Judges, Hon. Charles L. Brieant, District Judge).

The oral argument in this appeal was heard on November 25, 1997, James H. Callwood, Esq., arguing on behalf of Plaintiff/Appellant and Richard H. Frank, Esq, arguing on behalf of Defendants/Appellees.

STATEMENT OF FACTS

By order dated September 18, 1996, the Court below, after ordering Appellant and her attorney to attend a deposition which they did not attend, levied sanctions against **both** Appellant and her attorney. Specifically the language of the order read, in relevant part as follows:

> "Defendants have moved to sanction Plaintiff **and her counsel** by requiring them to pay attorney's fees for expenses incurred by defendants' counsel in attending two pretrial conferences which Plaintiff's counsel failed to attend. ... Because plaintiff's counsel has no substantial justification for his absence from the two conferences and because the amount defendants request is not excessive under the circumstances, this motion is granted." (Emphasis added)

(It is noted that at the time the order requiring the attendance at the deposition was issued and the sanctions herein granted, Plaintiff had an outstanding motion for judgment on the pleadings convertible to a motion for summary judgment pending before the court to which the court openly stated that it would not respond because lack of attendance at the deposition might provide an excuse to dismiss the case on procedural grounds, as delineated hereinafter).

On September 20, 1996, the District Court issued an order requiring Plaintiff to attend a deposition on October 31, 1996, and indicated that failure of either party to produce a document will result in its exclusion from trial unless it can be shown that said document could not be produced in accordance with the schedule. The order further indicated that failure of either party to produce an individual to appear on its behalf on November 14, or to produce documents by October 31, 1996, would result in dismissal against the non-complying party.

On October 23, 1996, Plaintiff/Appellant filed a notice of appeal appealing the sanctioning of **both** Plaintiff/Appellant and her attorney

On November 27, 1996, notwithstanding the fact that the issue of the propriety of sanctions was on appeal, the District Court issued the ultimate Sanction of dismissal.

On December 16, 1996,Plaintiff/Appellant interposed a motion to vacate the district court dismissal on the grounds that, because of a fire on October 10, 1996, and because of newly discovered memoranda regarding fire safety, there was a legitimate justification for not appearing at the deposition, and that therefore the judgment of dismissal should be vacated.

This motion to vacate was denied, the court indicating that there was no sufficient justification articulated.

SUMMARY OF ORDER OF AFFIRMANCE

On December 8, 1997 the 2nd Circuit Court of appeals issued a summary order indicating that:

"Plaintiff-Appellant Sandra Holmes ("Holmes") appeals from:

(1) The September 18, 1996 order of the district court sanctioning **Holmes** pursuant to Fed. R. Civ. P. 16(f), in the amount of $562.50 in attorneys' fees" ...

(2) The 2nd Circuit Court of Appeals also stated that the appeal was from the November 25, 1997 order dismissing Holmes' claims pursuant to 37(b) (2) (c) under Title VII, and the dismissal of the January 9, 1997 order denying Holmes's motion to vacate the dismissal of her action.

There was no mention of the fact that **both** attorney and Plaintiff/Appellant had been sanctioned.

There was no mention of the fact that on November 25, 1996, when the court below issued its order dismissing the case, a notice of appeal had been filed.

There was no mention of the fact that the order warning that the case would be dismissed if there was a failure to attend also stated that this was predicated upon whether there was a justifiable reason for not attending.

The 2nd Circuit Court of Appeals stated that its standard of review of the District Court's order of sanctions and dismissal was abuse of discretion.

In its discussion of the dismissal at point II the Circuit Court takes pains to point out the fact that Plaintiff/Appellant, in a sworn affidavit interposed in support of her motion to vacate had explained her failure to appear as predicated upon the fact that NBC/GE had lied to the EEOC, that this conduct had been brought to the attention of Judge Motley, that Judge Motley, instead of taking NBC/GE to task for its criminal behavior, had actively aided and abetted said conduct and that she was appalled at the prospects for the manner in which this conduct might impinge upon her rights in the captioned action.

Thus the 2nd Circuit acknowledged that there was an allegation of criminal conduct placed before the court below, and indeed, by extension, placed before the 2nd Circuit; criminal conduct, documentary evidence of which has been presented in the Appendix to the record on Appeal (see Appendix to the record at pages 000336-000356).

The court goes on to say that Holmes now justifies her failure to appear at the deposition on the basis that her appeal of the district court's September 18, 1996 order of sanctions divested the district court of jurisdiction to compel her to attend the deposition, once again failing to acknowledge that **both** Plaintiff/Appellant and attorney had been sanctioned.

The 2nd Circuit then went on to delve into the various FRCP Rules which are directed to justifications for the district court dismissing a case for failure to obey discovery orders, rules which are applied within the context of non-appealable discovery orders.

The 2nd Circuit finally mentions Thomas E. Hoar v. Sara Lee, 882 F 2d 682, 685 (2d Cir 1989) case at the very end of its Order. The court's characterization of its import is that though an order assessing sanctions against a party and a non-party attorney is an appealable collateral order, an appeal of such a collateral order does not divest the district court of jurisdiction over questions not raised and decided in the collateral order.

What the 2nd Circuit does not say is that in the case at bar, wherein the sanctions were levied against **both** Plaintiff/Appellant and her attorney, a concededly appealable order under Hoar, supra, the action taken by the District Court was the ultimate sanction of dismissal, the very self-same subject which was on appeal in the Court of Appeals.

Finally, the 2nd Circuit affirmed the District Court's dismissal of the motion to vacate, indicating that Plaintiff /Appellant offered no justifiable reason for [sic] vacating the dismissal. The 2nd Circuit does not, however articulate why it has arrived at that conclusion.

FACTS AND ISSUES PRESENTED FOR RE-CONSIDERATION

I.DID THE COURT OF APPEALS, IN ARTICULATING ITS STANDARD OF REVIEW AS ABUSE OF DISCRETION, ADHERE CORRECTLY TO THAT STANDARD IN LIGHT OF ITS RECOGNITION THAT ALLEGATIONS OF CRIMINAL CONDUCT HAD OCCURRED IN THE COURT, AND IN LIGHT OF ITS HAVING FAILED TO CARRY OUT ITS FIDUCIARY RESPONSIBILITY TO INVESTIGATE THE CHARGES OF CRIMINAL CONDUCT AND, IF APPROPRIATE, REFER SUCH CONDUCT TO THE APPROPRIATE AUTHORITIES

The 2nd Circuit Court of Appeals articulated its standard of review as an examination of whether the District Court had abused its discretion in having dismissed Plaintiff/Appellant's claims for failure to attend a deposition, citing Valentine v. Museum of Modern Art, 29 F.3rd 47, 49 (2d Cir.1994).

The Valentine case supra, involved a pro se litigant who, having been given several warnings to attend a deposition, had his case dismissed.

The 2nd Circuit apparently analogizes the fact that several warnings were given to Plaintiff/Appellant in the case at bar to the warnings in the Valentine case, supra, as a justifcation for upholding the dismissal of

Plaintiff/Appellant's claims.

Such a result is totally at odds with a genuine application of an investigation of abuse of discretion because of the very marked differences in the facts which pertain to the Valentine case, supra as opposed to the facts which pertain to the case at bar.

At the outset, in order to evaluate whether the 2nd Circuit court of Appeals has adhered to its enunciated standard of review, it is important to examine the following two staTutory and two Ethical Canon provisions and the very unique set of facts and circumstances which were extant at the point in time the District Court dismissed Plaintiff/Appellant's claim.

Rule 1 of the Federal Rules of Civil Procedure reads as follows:

Rule 1. Scope and Purpose of Rules

These rules govern the procedure in the United States district courts in all suits of a civil nature whether cognizable as cases at law or in equity or in admiralty, with the exceptions stated in Rule 81. **They shall be construed and administered to secure the just, speedy, and inexpensive determination of every action.** (emphasis added)

Rule 56 of the Federal Rules of Civil Procedure reads, in relevant part, as follows:

Rule 56. Summary Judgment

(a) For Claimant. A party seeking to recover upon a claim, counterclaim, or cross-claim or to obtain a declaratory judgment may, at any time after the expiration of 20 days from the commencement of the action or after service of a motion for summary judgment by the adverse party, move with or without supporting affidavits for a summary judgment in the party's favor upon all or any part thereof.

...

Motion and Proceedings Thereon. The motion shall be served at least 10 days before the time fixed for the hearing. The adverse party prior to the day of hearing may serve opposing affidavits. **The judgment sought shall be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law. (Emphasis added)**. A summary judgment, interlocutory in character, may be rendered on the issue of liability alone although there is a genuine issue as to the amount of damages.

...

(e) Form of Affidavits; Further Testimony; Defense Required. Supporting and opposing affidavits shall be made on personal knowledge, shall set forth such facts as would be admissible in evidence, and shall show affirmatively that the affiant is competent to testify to the matters stated therein. Sworn or certified copies of all papers or parts thereof referred to in an affidavit shall be attached thereto or served therewith. The court may permit affidavits to be supplemented or opposed by depositions, answers to interrogatories, or further affidavits. **When a motion for summary judgment is made and supported as provided in this rule, an adverse party may not rest upon the mere allegations or denials of the adverse party's pleading, but the adverse party's response, by affidavits or as otherwise provided in this rule, must set forth specific facts showing that there is a genuine issue for trial. If the adverse party does not so respond, summary judgment, if appropriate, shall be entered against the adverse party.** (Emphasis added)

The Lawyer's Code of Professional Responsibility provides in relevant part as follows:

DISCIPLINARY RULES

DR 1-102 Misconduct.

A. A lawyer shall not:

1. Violate a Disciplinary Rule.

...

4. Engage in conduct involvong dishonesty, fraud, deceit, or misrepresentation.

DR 1-103 Disclosure of Information to Authorities.

A. A lawyer possessing knowledge, not protected as a confidenceor secret,of a violation of DR 1-102 that raises a Substantial question as to another lawyer's honesty,trustworthiness or fitness in other respects as a lawyer shall report such knowledge to a tribunal or other authority empowered to investigate or act upon such violation.

EC 7-26 The law and Disciplinary Rules prohibit the use of fraudulent, false, or perjured testimony or evidence. A lawyer who knowingly participates in introduction of such testimony or evidence is subject to discipline. ...

The Code of Conduct For United States Judges provides in relevant part:

Canon 3B(3) Disciplinary measures may include reporting a lawyer's misconduct to an appropriate disciplinary body.

On September 10, 1996, Plaintiff/Appellant filed a motion for judgment on the pleadings convertible to a motion for summary judgment, based upon the admissions in paragrphs 25,26,32,103,104,136, and 138 of Defendant/Appellee's answer which were totally dispositive of Defendant/Appellee's liability.

Defendant/Appellee did not interpose any substantive affidavits or memoranda of law in derogation of the allegations of Plaintiff/Appellant. (See paper # 60 at page 000236 of the appendix).

Under the provisions of FRCP Rule 56, supra, was incumbent upon the District Court to grant summary judgment **forthwith.**

Instead of granting summary judgment, the District Court, at a hearing on September 18, 1996, indicated that rather than rule on the motion for judgment on the pleadings convertible to a motion for summary judgment, the court would reserve, judgment because attendance or non-attendace at a deposition might provide an excuse to dismiss the case on procedural grounds. (See the appendix at page 000300 lines 3-17).

Thus the District Court was obviously more interested in finding a way to assist Defendant/Appellee in its quest to dismiss this case on procedural grounds without ever reaching the merits.

In paper # 94 in the index to the record, Plaintiff/Appellant informed the district court of the fact that Defendant/Appellee had procured an adverse determination against Plaintiff/Appellant in the EEOC by lying to the EEOC concerning matters which pertained to Plaintiff/Appellant's condition of employment (see appendix at pages 000336, 000338,000342, 000346, 000352, 000356, 000358, and the brief at pages 7-11).

Thus counsel for Plaintiff/Appellant has discharged his fiduciary responsibility as an officer of the court to report instances of fraud, misconduct, etc, as provided by the Disciplinary Rules of the Lawyer's Code of Professional Responsibility as stated hereinbefore.

In contrast, the District Court, notwithstanding the fact that it had before it, documentary evidence of the fact that Defendant/Appellee had procured an adverse determination against Plaintiff/Appellant by lying to the EEOC, a Federal Agency, and in so doing had engaged in criminal conduct prosecuteable as a felony under 18 U.S.C.A § 1001, not only ignored this evidence, but actively aided and abetted the commission of a fraud on the court by, at every turn, issuing orders, and failing to rule, and contradicting itself, to allow a 158 billion dollar corporation which had admitted that it had retaliated against a civil rights litigant to stay in a case where its liability is manifest.

Far from the District Court living up to its responsibility to refer instances of misconduct to a disciplinary tribunal under canon 3b, the District Court has actively assisted Defendant/Appellee in its nefarious purpose to deprive Plaintiff/Appellant, an African American female of her civil rights under Title VII

It is ludicrous for the 2nd Circuit Court of Appeals to talk in terms of abuse of discretion when the Court below has aided and abetted the commission of criminal conduct.

Indeed, the 2nd Circuit, in acknowledging its awareness of the allegations of criminal conduct; criminal conduct, documentary evidence of which appears copiously in the record, and failing to investigate the truthfullness of those allegations and make the appropriate referrals, is adopting the District Court's position that it is allright for Defendant/Appellee to place criminal conduct before both the District Court and the 2nd Circuit Court of appeals with absolute impunity.

The time for mincing words is long past. The actions of the Court below are a travesty and the adoption and affirmance of those acts by the 2nd Circuit Court of Appeals are a travesty and go far beyond "engaging in conduct prejudicial to the effective and expeditious administration of the business of the courts", the standard articulated as the legitimate basis for a complaint cognizable before the Judicial Council pursuant to 28 U.S.C.A. § 372.

It is submitted that it is incumbent upon this Court to reverse its affirmance of the District Court's dismissal and rule in a manner with comports with fundamental notions of justice.

II.DID THE COURT OF APPEALS, IN FAILING TO TAKE COGNIZANCE OF THE FACT THAT THE DISTRICT COURT HAD ISSUED SANCTIONS AGAINST BOTH PLAINTIFF/APPELLANT AND HER ATTORNEY, JUDGE THE ISSUES ON APPEAL BY AN ERRONEOUS STANDARD, AND THEREBY FAIL TO TAKE COGNIZANCE OF THE FACT THAT THE DISTRICT COURT DISMISSAL WAS WITHOUT JURISDICTION AND HENCE, THE JUDGMENT OF DISMISSAL WAS VOID AB INITIO AND A NULLITY?

By order dated September 18, 1996, the Court below, after ordering Appellant and her attorney to attend a deposition which they did not attend, levied sanctions against **both** Appellant and her attorney. Specifically the language of the order read, in relevant part as follows:

> "Defendants have moved to sanction Plaintiff **and her counsel** by requiring them to pay attorney's fees for expenses incurred by defendants' counsel in attending two pretrial conferences which Plaintiff's counsel failed to attend. ... Because plaintiff's counsel has no substantial justification for his absence from the two conferences and because the amount defendants request is not excessive under the circumstances, this motion is granted."(emphasis added)

On October 23, 1996, Plaintiff/Appellant filed a notice of appeal appealing the sanctioning of **both** Plaintiff/Appellant and her attorney which had the affect of divesting the lower court of jurisdiction to address matters pertaining to the propriety of requiring Plaintiff/Appellant and her attorney to attend a deposition and the propriety of sanctions for refusal to do so under the well-defined collateral order exception to the final judgment rule. See Thomas Hoar v. Sara Lee 882 F 2d 682, 685.

On November 27, 1996, notwithstanding the fact that the issue of the propriety of sanctions was on appeal, that the district court was totally divested of jurisdiction to deal with any question whatsoever dealing with sanctions, and that any action involving sanctions would be a nullity, the district court issued the ultimate sanction of dismissal. In that

Memorandum Opinion the court, as part of its rationale for dismissing Plaintiff/Appellant's case said the following (at page 000307 Of Appellant's Appendix):

> "Plaintiff did not appear for the taking of her deposition and has instead appealed this court's order imposing sanctions, **another clearly unappealable order.**" (Emphasis added)

On December 8, 1997 the 2nd Circuit Court of appeals issued a summary order indicating that:

> "Plaintiff-Appellant Sandra Holmes ("Holmes") appeals from:
>
> (1) The September 18, 1996 order of the district court sanctioning **Holmes** pursuant to Fed. R. Civ. P. 16(f), in the amount of $562.50 in attorneys' fees" ...
>
> (2) The 2nd Circuit Court of Appeals also stated that the appeal was from the November 25, 1997 order dismissing Holmes' claims pursuant to 37(b) (2) (c) under Title VII, and the dismissal of the January 9, 1997 order denying Holmes's motion to vacate the dismissal of her action.

There was no mention of the fact that **both** attorney and appellant were sanctioned, notwithstanding the fact that this was pointed out with particularity in Plaintiff/Appellant's brief at page page 42, and documentary evidence of this fact is manifest in the district court order of September 23, 1996 as set out on pages Axx and Axxi of the appendix.

There was no mention of the fact that on November 25, 1996, when the court below issued its order dismissing the case, a notice of appeal had been filed divesting the court below of jurisdiction pursuant to the Hoar case, supra, and that the court's dismissal of the case was a nullity because the rulings of a court which acts without jurisdiction are totally and utterly void.

The 2nd Circuit Court of Appeals simply overlooked the facts regarding the sanctioning of **both** Plaintiff/Appellant and her attorney, and the fact that this divested the District Court of jurisdiction, and applied the standard of an order which was not appealable.

The first and only time the 2nd Circuit mentions the Hoar case, supra is at the very end of its Order, and the court's characterization of its import is that, though an order assessing sanctions against a party and a non-party attorney is an appealable collateral order, an appeal of such a collateral order does not divest the district court of jurisdiction over questions not raised and decided in the collateral order.

What the 2nd Circuit does not say is that the questions over which the district court concededly had been divested of jurisdiction, sanctions, are the very, self-sames questions that the district court went back again and wrote orders related to., and in so doing applied the ultimate sanction of dismissal.

This action was a nullity as definitively established by New York State Nat'l Org.for Women v. Terry, 886 F2d 1339, 1349, wherein the following language , citing appears:

"... the filing of a notice of appeal is jurisdictionally significant; it terminates the district court's consideration and control over those aspects of the case that are on appeal. See Griggs v. Provident Consumer Discount Co., 459 U.S. 56, 58, 103 S.Ct. 400, 401-02, 74 L.Ed.2d 225 (1982). Actions thereafter taken by the district court are taken without jurisdiction. See Weiss v. Hunna, 312 F3d 711."

It is submitted that the Court below acted without jurisdiction. (See Thomas e. Hoar, Incorporated v. Sara lee corporation, et al., 882 F 2d 682, as fully set out in Plaintiff/Appellant's brief at pages 44-46).

Concisely stated, the Court below did not even have jurisdiction to dismiss the Complaint and its actions in doing so were nullities.

Manifestly, the 2nd Second Circuit Court of Appeals in affirming the District Court's dismissal has affirmed actions which are nullities.

The Hoar case, supra, and the fact that sanctions issued against a litigant and attorney allows for immediate appeal of those sanctions is the law of the 2nd Circuit. The law of the Circuit has not been applied in the case at bar, and gives rise to serious issues regarding equal protection under the law.

The 2nd Circuit has simply overlooked the facts in this case and applied the law in a manner which is manifestly unjust.

This must not stand. The Court is called upon to reverse its affirmance and enter relief in accordance with the ends of justice.

III.DID THE COURT OF APPEALS, IN AFFIRMING OF THE DISTICT COURT'S DENIAL OF PLAINTIFF/APPELLANT'S MOTION TO VACATE APPLY A REASONABLE STANDARD IN HOLDING THAT PLAINTIFF/APPELLANT HAD NOT ARTICULATED A SUFFICIENT REASON FOR REFUSING TO ATTEND A DEPOSITION

On October 10, 1996, a five alarm fire occurred at NBC/GE/ the result of which was the uncovering of numerous memoranda developed by the fire safety director which bore upon Plaintiff/Appellant's claims for the intentional infliction of emotional distress.

Nevertheless, the District Court found the intervening circumstances an insufficient reason not to attend a deposition and the 2nd Circuit Court of Appeals affirmed without articulating any rationale for its affirmance.

The fact that the District Court's actions without jurisdiction amounted to nullities renders the considerations herein moot.

CONCLUSION

The District Court has allowed criminal conduct to come before it with impunity, and the 2nd Circuit has acknowledged the fact that these allegations were made. The 2nd Circuit has made no attempt to ascertain the veracity of said allegations, and instead has substituted its own set of facts indicating that only Holmes was sanctioned and that therefore the District Court order was unappealable.

This is not so, the order was appealable, the actions taken by the District Court were nullities, and it is incumbent upon the 2nd Circuit to reverse its affirmance in a manner which comports with justice.Dated:

December 22, 1997 New York, New York

Respectfully submitted
James H. Callwood, P.C.
775 Concourse Village E.
Bronx, NY 10451
(718) 681-7092



By: James H. Callwood(JC 4982)

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

SUMMARY ORDER

THIS SUMMARY ORDER WILL NOT BE PUBLISHED IN THE FEDERAL REPORTER AND MAY NOT BE CITED AS PRECEDENTIAL AUTHORITY TO THIS OR ANY OTHER COURT, BUT MAY BE CALLED TO THE ATTENTION OF THIS OR ANY OTHER COURT IN A SUBSEQUENT STAGE OF THIS CASE, IN A RELATED CASE, OR IN ANY CASE FOR PURPOSES OF COLLATERAL ESTOPPEL OR RES JUDICATA.

At a stated term of the United States Court of Appeals for the Second Circuit, held at the United States Courthouse, Foley Square, in the City of New York, on the 9 day of December, one thousand nine hundred and ninety-seven.

PRESENT:

Hon. John M. Walker, Jr.,
Hon. Dennis Jacobs,
Circuit Judges,
Hon. Charles L. Brieant,*
District Judge.



UNITED STATES COURT OF APPEALS
FILED
DEC 8 1997
SECOND CIRCUIT

- -

SANDRA HOLMES,

Plaintiff-Appellant,

v.

Nos. 96-9402(L)
96-9714(CON)
97-7196(CON)

NATIONAL BROADCASTING COMPANY, INC.,
GENERAL ELECTRIC COMPANY,

Defendants-Appellees,

GEORGE BUSHELL, PETER FALLON, LOUIS GIACHETTO, ED KINNEY, RAY SMITH,

Defendants.

- -

* The Honorable Charles L. Brieant of the United States District Court for the Southern District of New York, sitting by designation.

APPEARING FOR PLAINTIFF-APPELLANT: James H. Callwood, Bronx, New York

APPEARING FOR DEFENDANTS-APPELLEES: Richard E. Frank, National Broadcasting Company, Inc., New York, New York

Appeal from the United States District Court for the Southern District of New York.

This cause came on to be heard from the United States District Court for the Southern District of New York (Motley, J.) and was argued.

ON CONSIDERATION WHEREOF, IT IS HEREBY ORDERED, ADJUDGED AND DECREED that the judgment of the district court be and it hereby is affirmed.

Plaintiff-appellant Sandra Holmes ("Holmes") appeals from: (1) the September 18, 1996 order of the district court sanctioning Holmes, pursuant to Fed. R. Civ. P. 16(f), in the amount of $562.50 in attorneys' fees; (2) the November 25, 1996 judgment of that court dismissing, pursuant to Fed. R. Civ. P. 37(b)(2)(C), Holmes's claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e, et seq. (Title VII) against defendants-appellees National Broadcasting Company and General Electric Company; and (3) the January 9, 1997 order denying Holmes's motion pursuant to Fed. R. Civ. P. 59(e) to vacate the dismissal of her action.

We review the district court's order of sanctions and dismissal of the action under Fed. R. Civ. P. 37(b) for abuse of discretion, see Valentine v. Museum of Modern Art, 29 F.3d 47, 49 (2d Cir. 1994), and the denial of Holmes's Rule 59(e) motion to vacate the dismissal for abuse of discretion. See McCarthy v. Manson, 714 F.2d 234, 237 (2d Cir. 1983).

I. The Sanctions

The district court sanctioned Holmes for the failure of her attorney, James H. Callwood ("Callwood"), to attend two pretrial conferences on June 27, 1996 and July 11, 1996 ordered by the district court. On appeal, Callwood justifies his failure to appear on the basis that the district court had previously denied Holmes's motions for summary judgment and preliminary injunction against appellees, that Holmes had appealed these orders, and therefore that the district court had no jurisdiction to compel Holmes or Callwood to attend the pretrial conferences.

Fed. R. Civ. P. 16(f) provides that

> If a party or party's attorney fails to obey a scheduling or pretrial order, or if no appearance is made on behalf of a party at a scheduling or pretrial conference . . . the judge shall require the party or the attorney representing the party or both to pay the reasonable expenses incurred because of any noncompliance with this rule, including attorneys' fees, unless the judge finds that the noncompliance was substantially justified or that other circumstances make an award of expenses unjust.

It is undisputed that Callwood failed to comply with the district court's orders to attend two pretrial conferences. Callwood's proffered justification for his failure to appear must fail. Because the order denying Holmes's motion for summary judgment was non-appealable, see Alart Assocs., Inc. v. Aptaker, 402 F.2d 779, 780 (2d Cir. 1968), Holmes's filing of a notice of appeal from that order did not divest the district court of jurisdiction. See United States v. Rodgers, 101 F.3d 247, 251-52 (2d Cir. 1996); Leonhard v. United States, 633 F.2d 599, 610 (2d Cir. 1980). Nor did Holmes's appeal of the district court's order denying her a preliminary injunction divest the district court of jurisdiction. See Webb v. GAF Corp., 78 F.3d 53, 55 (2d Cir. 1996). Because under well-settled law the district court continued to have jurisdiction after denying Holmes's motions for summary judgment and preliminary injunction, Callwood's failure to attend the two pretrial conferences was entirely unjustified.

Finally, the district court's award of attorneys' fees in the amount of $562.50 for appellees' counsel's three hours and forty-five minutes-attendance at the two pretrial conferences was reasonable.

II. The Dismissal

On September 19, 1996, the district court ordered Holmes to attend a deposition on October 31, 1996, ordered appellees to produce an individual for deposition on November 14, 1996, and ordered both parties to comply with various discovery requests. The order states: "Failure of the plaintiff to appear for her deposition will result in the DISMISSAL of this action. Failure of the defendant to produce an individual to appear on its behalf on November 14, 1996 . . . . will result in an entry of judgment for the plaintiff BY DEFAULT." (emphasis in original). The district court sent a copy of this order both to Callwood and to Holmes's home address. Nevertheless, Holmes failed to appear for the October 31, 1996 deposition. In a later sworn affidavit in support of her motion to vacate the dismissal, Holmes explained her failure to appear as follows:

> In view of the fact that NBC/GE had lied to the EEOC that this conduct had been brought to the attention of Judge motley [sic], that Judge Motley, instead of taking NBC/GE to task for its criminal behavior, had actively aided and abetted said conduct, I was appalled at the prospects for the manner in which this conduct might impinge upon my rights in the captioned action.
>
> Accordingly . . . I was reluctant to attend the deposition which was scheduled for October 31, 1996 . . . in view of the unfolding information regarding the claims I had against NBC/GE regarding the intentional infliction of emotional harm.

On appeal, Holmes now justifies her failure to appear at the deposition on the basis that her appeal of the district court's September 18, 1996 order of sanctions divested the district court of jurisdiction to compel her to attend the deposition.

Fed. R. Civ. P. 37(b)(2) provides that "[i]f a party . . . fails to obey an order to provide or permit discovery . . . the court in which the action is pending may make such orders in regard to the failure as are just, and among others the following: . . . [a]n order . . . dismissing the action . . . ." Dismissal with prejudice under Rule 37(b) may be used only where a court finds "willfulness, bad faith, or any fault on the part of the prospective deponent" and, at least in pro se cases, "so long as a warning has been given that noncompliance can result in dismissal." Valentine, 29 F.3d at 49-50 (internal quotation marks and citation omitted); Baba v. Japan Travel Bureau Int'l, Inc., 111 F.3d 2,5 (2d Cir. 1997). However, "the most severe in the spectrum of sanctions provided by statute or rule must be available to the district court in appropriate cases, not merely to penalize those whose conduct may be deemed to warrant such a sanction, but to deter those who might be tempted to such conduct in the absence of such a deterrent." National Hockey League v. Metropolitan Hockey Club, Inc., 427 U.S. 639, 643 (1976)(per curiam).

Here, the district court informed Holmes in no uncertain terms that her failure to attend the October 31, 1996 deposition would result in dismissal of her action. As evidenced by her affidavit, Holmes willfully and without any justification violated the district court's order. This violation followed Callwood's failure to attend three pretrial conferences as ordered by the district court (including one following the two which led to sanctions). Holmes's proffered justification on appeal for failing to attend the deposition must also be rejected. Though an order assessing sanctions against a party and a non-party attorney is an appealable collateral order, see Thomas E. Hoar, Inc. v. Sara Lee Corp., 882 F.2d 682, 685-87 (2d

Cir. 1989), an appeal of such a collateral order does not divest the district court of jurisdiction over questions not raised and decided in the collateral order. See New York State Nat'l Org. for Women v. Terry, 886 F.2d 1339, 1350 (2d Cir. 1989). The district court therefore had jurisdiction to order the deposition and did not abuse its discretion in dismissing Holmes's claim for her flagrant and unjustified failure to appear at such.

The district court's denial of Holmes's motion to vacate the dismissal under Fed. R. Civ. P. 59(e) was also within her discretion. Holmes offered no justifiable reason for vacating the dismissal. Because we affirm the dismissal of Holmes's action, we need not address Holmes's other claims.

We have carefully considered petitioner's remaining arguments and find them to be without merit. Accordingly, we affirm the judgment of the district court.

FOR THE COURT:



GEORGE LANGE III, Clerk
by: Lucille Carr, Deputy Clerk

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CEO / CFO Certifications Sarbanes-Oxley and Other SEC Requirements

August 7, 2002

In recent weeks, there have been a flurry of laws, proposed regulations, and administrative orders relating to certifications by chief executive officers and chief financial officers of public companies of periodic reports under the Securities Exchange Act of 1934.

At present, there are four different certification requirements that could conceivably apply to a particular public company: (1) Section 906 of the Sarbanes-Oxley Act of 2002; (2) Section 302 of Sarbanes-Oxley; (3) the SEC's proposed certification rule; and (4) the SEC's June 27 administrative order. Of these certifications, the only one currently applicable to all public companies is Section 906.

The following is a summary of each of these requirements and a discussion of the penalties and potential liabilities associated with violation of the new requirements. We have also included a sample certification and a chart comparing the different requirements.

Summary

Section 906 of Sarbanes-Oxley Act

Section 906 of Sarbanes-Oxley, effective July 30, 2002 (and therefore, applicable to the upcoming required Form 10-Q for calendar year companies), requires the principal executive officer and principal financial officer of all reporting companies to certify, in a written statement accompanying each periodic report containing financial statements filed with the SEC, that:

- the report "fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;" and
- "the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer."

In addition to the general criminal penalties applicable to securities law violations currently in effect, the certification requirement under Section 906 imposes criminal penalties of up to $1,000,000 or 10 years in jail for making a certification, or up to $5,000,000 or 20 years in jail for "willfully" making a certification, knowing that the periodic report does not comport with the requirements. Sarbanes-Oxley is silent regarding the consequences of failing to file the certification required under Section 906 or of filing a non-complying certification. Section 906 does not contain knowledge qualifications like those provided in Section 302. The criminal sanction provided by Section 906, however, is imposed for certifying a report "knowing that the periodic report

... does not comport with all the requirements." Accordingly, some companies have included language to the effect that the certification is to the officer's best knowledge and/or belief.

Also, Sarbanes-Oxley does not define "periodic report" for purposes of the Section 906 certification. It is not clear whether a Form 8-K that includes financial statements requires certification. Similarly, it is not clear whether a Form 6-K containing quarterly or semi-annual information requires certification, as such reports are not required to be "filed" under the Securities Exchange Act and are merely, "furnished" to the SEC. Although companies could reasonably assert that these reports should fall outside of Section 906, in the absence of specific guidance, companies should not make this determination lightly.

In addition, Section 906 does not define how the written statement should "accompany" the periodic report. We have attached a sample form certification, and recommended a filing approach below.

Section 302 of Sarbanes-Oxley Act

Section 302 of Sarbanes-Oxley requires the SEC to promulgate rules mandating that the principal executive officer and principal financial officer of all reporting companies provide a certification in each annual or quarterly report filed or submitted under either Section 13(a) or 15(d) of the Exchange Act.

The SEC is required to promulgate such rules to be made effective no later than August 29, 2002. This short time frame was imposed, in part, because the SEC already had proposed its own certification rules prior to the enactment of Sarbanes-Oxley, discussed below.

The certification required by Section 302 is much more detailed than the certification in Section 906. Specifically, each such officer must certify that:

- he or she has reviewed the report;
- to his or her knowledge, the report does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made not misleading;
- to his or her knowledge, that the financial statements and other financial information included in the report fairly present, in all material respects, the financial condition and results of operations of the company;
- the signing officers:
  - are responsible for establishing and maintaining internal controls;
  - have designed such internal controls to ensure that material information relating to the company and its consolidated subsidiaries is made known to such officers by others within those entities;
  - have evaluated the effectiveness of the company's internal controls as of a date within 90 days prior to the report;
  - have presented in the report their conclusions about the effectiveness of their internal controls based on their evaluation as of that date;
- the signing officers have disclosed to the company's auditors and audit committee:
  - all significant deficiencies in the design or operation of internal controls;
  - any fraud that involves management or other employees that have a significant role in the company's internal controls; and
  - the signing officers have indicated any changes in internal controls or

other factors that could significantly affect internal controls.

SEC Proposed Rules

Prior to adoption of Sarbanes-Oxley, the SEC had proposed rules imposing certification requirements similar to Section 302 of Sarbanes-Oxley on principal executive officers and principal financial officers for all public companies. The public comment period for the proposal ends August 19, 2002, ten days prior to the mandate provided in Section 302 of Sarbanes-Oxley. On August 2, 2002, the SEC provided information about its plans to implement the provisions of Section 302 of Sarbanes-Oxley. The SEC acknowledged the differences between Sarbane-Oxley's requirements and the proposed rules and said that the proposed rules would be adjusted to conform to Sarbanes-Oxley. It stated that it will adopt a form of certification that conforms to the new statutory requirements.

The SEC's proposed rules also require a company to maintain sufficient procedures to provide reasonable assurance that the company is able to collect, process and disclose the information required to be in the company's periodic and current reports, and to periodically review and evaluate these procedures. In the SEC's August 2 release, it stated that it does not intend to modify these internal control requirements.

One key difference noted by the SEC in its August 2 release is that its proposed rules would have applied to U.S. companies and to companies domiciled in foreign jurisdictions that have a majority of U.S. security holders and U.S.-based businesses or management. Section 302 of Sarbanes-Oxley, however, also applies to foreign private issuers. Accordingly, the SEC announced that it intends to adopt final rules that would apply the certification requirement to foreign private issuers filing annual reports on Form 20-F and Canadian issuers filing Form 40-F under the SEC's Multijurisdictional Disclosure System. Also, the SEC requesting comments on the manner of application of Section 302 of Sarbanes-Oxley to registered investment companies.

The SEC June 27 Order - Certification of Prior Reports By 947 Public Companies

On June 27, 2002, the SEC issued an order requiring the principal executive officer and the principal financial officer of the largest 947 public companies to make a one-time personal certification that, to their knowledge, their respective companies' SEC filings did not contain any untrue statement of material fact or omit to state a material fact necessary to make the filings not misleading. The certification is to be made under oath in the form prescribed by the SEC. The companies identified by the SEC had revenues during their last fiscal year of greater than $1.2 billion.

The written statement relates to the company's filings made prior to the certification. In particular, certification is required of (1) the company's most recent Form 10-K filed with the SEC, (2) any reports on Form 10-Q, reports on Form 8-K and definitive proxy materials filed with the SEC since that Form 10-K, and (3) any amendments to any of these filings. The certification is to be filed by the close of business on the first date that a Form 10-K or Form 10-Q of a company is required to be filed with the SEC on or after August 14, 2002. The certification required by the SEC's June 27 Order applies to current and prior filings, but is not a continuing requirement.

Companies required to file a certification were advised in a statement from the SEC, issued July 29, 2002, that it would be the "best course of action" for the companies to file an 8-K when the statements are completed and signed, disclosing the filing of the statements and attaching them as exhibits to the 8-K. In addition, the SEC recommended posting the statements on the companies' websites and taking whatever additional steps they considered appropriate to ensure broad dissemination of the statements.

For companies that were not covered in the SEC's June 27 order, the SEC stated that such companies may elect to voluntarily file an 8-K containing statements under oath by the principal executive officer and principal financial officer with respect to the company's prior SEC filings, but should not submit statements to the Secretary of the SEC as mandated in the SEC's June 27 Order.

For those companies that are identified in the SEC's June 27 Order, certification on the form prescribed by the SEC must be filed by August 14, 2002. In addition, the certifications on periodic reports in accordance with Section 906 of Sarbanes-Oxley must also accompany such reports.

Analysis

A principal executive officer or principal financial officer providing a false certification potentially could be subject to SEC enforcement action for violating Sections 10(b) and 13(a) of the Exchange Act and could be liable in civil actions by stockholders for violating Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5.

In general, filing a false statement with a government agency is a criminal offense (perjury, obstruction of justice, and mail or wire fraud). Section 906 also imposes specific criminal penalties as discussed above.

In the SEC's release of its proposed rule on its version of mandated certification, the SEC stated that it does not believe that the proposed certification requirement would change the underlying liability standard as to materiality or create an unacceptable risk of increased liability for a company's principal executive officer and principal financial officer. Such senior officers already are responsible as signatories for their company's disclosure under the Exchange Act liability provisions and can be liable for material misstatements or omissions under general antifraud standards and under the SEC's authority to seek redress against those who cause or aid or abet securities law violations. In addition, the SEC stated that the proposed rule is not intended to affect other existing bases of liability for principal executive officers and principal financial officers. In its August 2 release, the SEC did not address how Section 302 of Sarbanes-Oxley may impact its statements in the initial rule proposal regarding these liability issues. It is also unclear whether the liability under Section 302 of Sarbanes-Oxley will be construed by the courts in accordance with the concept articulated by the SEC.

In addition, while the SEC's perspectives may be true and may be adopted generally by courts construing Section 302 of Sarbanes-Oxley, the requirement for statements to be made under oath has the potential of focusing liability more directly on the principal executive officer and principal financial officer. In addition, the existence of a sworn statement could make it easier for the SEC and private litigants to satisfy their burdens of proof in civil securities litigation.

Practical Considerations

Your Company's Next Periodic Report

To the extent possible, in connection with your upcoming 10-Q or 10-K, you might consider:

- Whether, in the absence of any SEC guidance, the Section 906 certification statement should be filed by EDGAR, either as correspondence or as an exhibit to the periodic report, or by paper, manually executed, with the Secretary of the SEC, and the securities law and investor relations consequences of these approaches.
- Whether an 8-K should be filed, and if so, under what particular item of the 8-K, announcing that the certification has been made, or whether investors will assume that each 10-Q or 10-K contained a certification.
- Whether you should include a knowledge qualifier as to the Section 906

- certification.
- Whether once the certification is made, it may be advantageous to mention it in your company's press release announcing your quarterly or year-end earnings.

In the past few days, several calendar year reporting public companies have filed the certifications as exhibits to their Form 10-Q. We believe that this approach, depending on the facts and circumstances, can help companies demonstrate to the investment and analyst community, in a publicly visible manner, the company's comfort with making such a certification. Filing the certification as an exhibit to the Form 10-Q or 10-K, however, rather than as correspondence or as an Item 9 disclosure under Form 8-K, does mean that it could arguably be incorporated by reference into future registration statements, thus possibly invoking additional Securities Act of 1933 liability. Filing as an Item 9 disclosure raises the possibility that the company may not obtain the benefits of disclosure to the investment community if either the Form 8-K is overlooked or the company raises an unintended inference regarding its support for the certification by not filing the certification with the Form 10-Q or 10-K.

We have provided a copy of a sample certification, without a knowledge qualifier, required under Section 906 of Sarbanes-Oxley.

Future Periodic Reports

To the extent possible on your upcoming 10-Q or 10-K and for all future filings, you might consider the following steps to support your required certifications:

- Make sure that your senior officers and board, and most importantly your chief executive officer and chief financial officer, read your company's periodic reports.
- Evaluate current procedures and reporting practices.
- Implement and regularly review your internal controls as required by Sarbanes-Oxley, in conjunction with your audit committee.
- Establish discussions with employees at all levels involved in preparing the data on which your disclosures in reports and the analyses of such disclosures are based. Require certification from those preparing these disclosures, which may include a description of the steps taken by such individuals in support of the certifications.
- Set a schedule to ensure that you have adequate time for review of underlying data, preparation of draft reports, and review by your outside counsel, by your audit committee and by your board. Set a schedule for preparation of underlying data, for circulating drafts of the report and for meetings to discuss the report.
- Set up a committee, made up of senior accounting, legal, risk management and investor relations staff, to consider your disclosure obligations. Have your principal executive officer and principal financial officer meet with this committee to discuss areas of concern, review the company's procedures, and ask questions about the reports.
- Review with your audit committee the audit committee's procedures. Discuss with your audit committee issues that arise out of meetings with the senior officers and outside auditors, actions taken in response to such issues and accounting judgments made in preparation of reports. Allow your audit committee to meet separately with outside auditors (and perhaps legal counsel) to discuss reports.
- Remember that the new certification requirements do not pertain to financial statements only, but to the entire periodic report. Most importantly, this includes the Management's Discussion and Analysis portion of your 10-Qs and 10-Ks. The MD&A should be prepared taking

into consideration all of the economic and business variables and trends that affect your company currently and in the future, not simply the reporting period.

- Consider keeping records demonstrating the adequacy and completeness of the review and the basis on which the officers were justified in relying on corporate processes and employee representations. There are benefits and drawbacks to extensive record keeping that you may wish to discuss with your legal counsel.

If you would like to discuss any issue raised by this summary, please feel free to contact the authors, Patricia Peterson, Peter H. Schwartz, and Kristin L. Lentz, or any other member of the DGS Corporate Finance & Acquisitions Group.

EXHIBIT A

A Sample Certification Under Section 906 of Sarbanes-Oxley

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of [Company Name] (the "Company") on Form [10-Q or 10-K] for the period ending [Date] as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

____
[Name]
[Chief Executive Officer]
[Date]

____
[Name]
[Chief Financial Officer]
[Date]

EXHIBIT B

COMPARISON OF CERTIFICATION REQUIREMENTS

	Relevant Dates	Certifying Parties	Text of Certification
Section 906	06/30/02	PEO*	"the report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange

	effective date		• Act of 1934;" and
		PFO**	• "the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer."
Section 302	08/29/02 deadline for SEC rules	PEO	• he or she has reviewed the report;

		PFO	• to his or her knowledge, the report does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made not misleading;
			• to his or her knowledge, that the financial statements and other financial information included in the report fairly present, in all material respects, the financial condition and results of operations of the company;
			• the signing officers:
			  • are responsible for establishing and maintaining internal controls;
			  • have designed such internal controls to ensure that material information relating to the company and its consolidated subsidiaries is made known to such officers by others within those entities;
			  • have evaluated the effectiveness of the company's internal controls as of a date within 90 days prior to the report;
			  • have presented in the report their conclusions about the effectiveness of their internal controls based on their evaluation as of that date;
			• the signing officers have disclosed to the company's auditors and audit committee:
			  • all significant deficiencies in the design or operation of internal controls;
			  • any fraud that involves management or other employees that have a significant role in the company's internal controls;
			  • the signing officers have indicated any changes in internal controls or other factors that could significantly affect internal controls.

SEC Proposed Rule	08/19/02 comment period ends	PEO	• he or she has read the report;
		PFO	• to his or her knowledge, the information in the report is true in all important respects as of the end of the relevant reporting period; and • that the report contains all information about the company of which he or she is aware that he or she believes is important to a reasonable investor as of the end of the relevant reporting period.
SEC June 27 Order	08/14/02 certifications due	PEO	• to their knowledge, their respective companies' SEC filings did not contain any untrue statement of material fact or omit to state a material fact necessary to make the filings not misleading.
		PFO	•

* Principal executive officer

** Principal financial officer

September 2003

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WHITE & CASE

Short Guide to CEO and CFO Certifications and Internal Control Reporting Under the Sarbanes-Oxley Act

This is a concise guide to recent developments, rule changes and evolving procedures for CEOs and CFOs who must sign certifications accompanying annual and quarterly reports filed with the U.S. Securities and Exchange Commission (SEC). It applies to U.S. issuers that are "accelerated filers"[1] of Forms 10-K and 10-Q and to non-U.S. issuers that file Form 20-F under the Securities Exchange Act of 1934 (Exchange Act). The SEC recently amended the certification requirements and adopted rules regarding internal control reporting.

What Are the Certification Requirements of Section 302 Under the Sarbanes-Oxley Act?

Rules 13a-15(a) and 15d-15(a) under the Exchange Act require companies to maintain disclosure controls and procedures and internal control over financial reporting. "Disclosure controls and procedures" include, but are not limited to, controls and procedures designed to ensure that information required in reports filed under the Exchange Act is recorded, processed, summarized and reported to management, including the CEO and CFO, so as to allow timely assessment regarding disclosure. "Internal control over financial reporting" is discussed below.

Rules 13a-15(b) and 15d-15(b) under the Exchange Act require the management of U.S. issuers, including the CEO and CFO, to evaluate the effectiveness of disclosure controls and procedures as of the end of each fiscal quarter. Non-U.S. issuers must perform their evaluation only as of the end of each fiscal year. Rules 13a-14(b) and 15d-14(b) under the Exchange Act require a company's CEO and CFO to make the certifications required by Section 302 in accordance with the

[1] An issuer becomes an "accelerated filer" under Rule 12b-2 under the Exchange Act after it first meets the following conditions as of the end of its fiscal year: (i) the aggregate market value of the voting and nonvoting common equity held by nonaffiliates of the issuer is $75 million or more; (ii) the issuer has been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least 12 calendar months; (iii) the issuer has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act and (iv) the issuer is not eligible to use Forms 10-KSB and 10-QSB (the small company forms) for its annual and quarterly reports.

new rules mentioned above. The text of the Section 302 certification for filings during the transitional period after August 14, 2003, is attached as Annex A for U.S. issuers and as Annex B for foreign private issuers.

What Changes Were Made to the Certification Requirements?

In June 2003, the SEC amended the final rules covering Sections 302 and 906 of the Sarbanes-Oxley Act effective as of the dates set forth below. The following changes were made to the existing Section 302 certification requirements:

- The CEO and CFO are no longer required to certify that they personally designed disclosure controls and procedures; instead, they can certify that they have "caused such disclosure controls and procedures to be designed under [their] supervision." This change became effective for reports due on or after August 14, 2003.
- The CEO and CFO are now required to certify that they are responsible for establishing and maintaining "internal control over financial reporting." This change becomes effective for reports due on or after June 15, 2004, for U.S. issuers and April 15, 2005, for foreign private issuers.
- The CEO and CFO are also required to certify that they designed, or caused the design of, the company's "internal control over financial reporting." This change becomes effective for reports due on or after June 15, 2004, for U.S. issuers and April 15, 2005, for foreign private issuers.
- The timing of the evaluation of disclosure controls and procedures has changed. The former rule required an evaluation within 90 days of the *filing* of the report. The new rule requires an evaluation as of the end of the period covered by the report being filed. This change became effective for reports due on or after August 14, 2003.
- Regarding evaluation disclosure, the CEO and CFO will no longer be required to certify as to whether there have been any "significant changes" in the company's internal controls; rather, the certification will require a U.S. issuer to disclose any change in its internal control over financial reporting that occurred during the fiscal quarter covered by the quarterly report (or the last fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Foreign private issuers need only disclose such changes in their annual report. This requirement has been added to paragraph four of the Section 302 certification and has replaced former paragraph six. A company must begin to comply with the requirements regarding evaluation of any material changes to its internal control over financial reporting in its first periodic report due after the first annual report required to include a management report on internal control over financial reporting (*i.e.*, on or after June 15, 2004, for U.S. issuers and on or after April 15, 2005, for foreign private issuers).
- The exhibit requirement has been amended to require that the Section 302 certification be filed as exhibit 31 to reports due on or after August 14, 2003.

The June amendments implemented the following change to the existing Section 906 certification requirements:

- *The exhibit requirement has been amended to require that the Section 906 certification be furnished as* exhibit 32 to reports due on or after August 14, 2003. The June amendments also permit the CEO and CFO to sign and furnish a single Section 906 certificate.

The SEC has delayed the implementation of certain amendments to the Section 302 certification that relate to internal control. In periodic reports due on or after August 14, 2003, companies are permitted to omit certain certifications in paragraph 4 of the Section 302 certification relating to internal control. (U.S. issuers should refer to Annex A; foreign private issuers should refer to Annex B.) Companies will no longer be permitted to omit such certifications once they file their first annual report containing management's internal control report (*e.g.*, for U.S. issuers, the annual report filed for the fiscal year ending on or after June 15, 2004).

What Are the Main Differences Between the Section 302 Certification and the Section 906 Certification?

The Section 906 certification differs from the Section 302 certification in a number of ways.

First, Section 906 is a criminal provision that added new Section 1350 to Title 18 of the United States Code, which contains a certification requirement subject to specific federal criminal provisions. As such, the U.S. Department of Justice, not the SEC, will interpret and enforce Section 906.

Second, although Section 302 has a knowledge qualifier in the certification, Section 906 does not. Nevertheless, knowledge is a required element for liability under Section 906. A CEO or CFO will be subject to criminal penalties for *knowingly* providing a false Section 906 certification (equal to a fine of up to $1 million, 10 years in prison or both) or for *willfully* providing a false Section 906 certification (equal to a fine of up to $5 million, 20 years in prison or both).

Third, because Section 906 requires the certification to "accompany" a filing, companies are permitted to "furnish" rather than "file" the certification. Items that are "furnished" to the SEC are not subject to liability under Section 18 of the Exchange Act, which applies to SEC "filings," and are not automatically incorporated by reference into any filing under the Securities Act of 1933 (Securities Act) or the Exchange Act. Section 18 liability arises from statements that at the time and in the light of the circumstances under which they were made are false or misleading with respect to any material fact. Because the certification is not automatically incorporated by reference into a company's registration statements, it will not be subject to liability under Section 11 of the Securities Act. Section 11 liability arises from any part of a registration statement containing an untrue statement of a material fact or omitting a material fact required to make the statement not misleading.

How Does a Company Provide the Section 302 and Section 906 Certifications?

For periodic reports due on or after August 14, 2003, the Section 302 and Section 906 certifications should be filed as exhibits 31 and 32, respectively. Although separate Section 302 certifications are required from the CEO and CFO, separate Section 906 certifications are not required; the CEO and CFO may sign a single Section 906 certification.

What Are the Definition and Disclosure Requirements for a "Material Weakness"?

For purposes of the final rules, the term "material weakness" has the same meaning as in the definition under generally accepted accounting standards and attestation standards. Both "material weakness" and "significant deficiency," which is ascribed the same meaning as the term "reportable condition" as used in Auditing Standards § 325 and Attestation Standards § 501, represent deficiencies in the design or operation of internal control that could adversely affect a company's ability to record, process, summarize and report financial data consistent with the assertions of management in the company's financial statements—with "material weakness" constituting a greater deficiency than "significant deficiency." Because of this relationship, it is the SEC's opinion that an aggregation of "significant deficiencies" could constitute a "material weakness" in a company's internal control over financial reporting.

Do Certifications Need to Be Provided When a Company Amends Its Periodic Reports?

The Section 906 certification is required only in periodic reports that contain financial statements. Therefore, amendments to periodic reports that do not contain financial statements would not require a new Section 906 certification.

A new Section 302 certification is required regardless of the changes that are made to the amended version of the periodic report. Depending on the nature of the amendment, however, it may be possible to omit certain portions of the Section 302 certification. A member of the SEC staff has indicated that paragraphs 1 and 2 of the Section 302 certification are always required. Paragraph 3 of the certification is needed only if financial statements or financial information is being filed as part of the amendment. Paragraphs 4 and 5 of the certification are not needed unless there have been changes to the relevant disclosure item (Item 9A in Form 10-K, Item 4 in Form 10-Q or Item 15 in Form 20-F).

In addition, a member of the SEC staff has stated that registrants should not modify Section 302 certifications so that they refer to an amended filing (*e.g.*, a registrant should not revise its Section 302 certification to refer to Form 10-K/A).

What Happens If a Company Files a False Certification?

The following are brief summaries of two instances in which corporate executives have filed, or are alleged to have filed, false certifications.

Rica Foods, Inc.

In August 2003, the SEC settled civil injunctive actions against Rica Foods. Rica Foods had filed an annual report with an unqualified independent auditor's report representing that Rica Foods' consolidated financial statements were presented fairly and in conformity with GAAP. The independent auditor, however, had not provided Rica Foods with a signed audit report, and the financial statements contained material classification errors. Nonetheless, the CEO and CFO certified the annual report as fairly and accurately presenting Rica Foods' financial condition.

The SEC filed for a permanent injunction against Rica Foods and the two executives and also sought civil money penalties against the CEO and the CFO. According to the SEC, the final judgment will (i) permanently enjoin Rica Foods from violating Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder, (ii) permanently enjoin the CEO and CFO from violating Section 13(b)(5) of the Exchange Act and Rule 13a-14 thereunder and from aiding and abetting violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder and (iii) order the CEO to pay $25,000 in civil penalties.

HealthSouth Corporation

In March 2003, the SEC charged HealthSouth, a provider of health care services, and its CEO and chairman with accounting fraud.

The SEC alleged, among other things, that the chairman certified that HealthSouth's 2001 annual report contained no "untrue statement of material fact" pursuant to the certification required by SEC Order No. 4-460, Order Requiring the Filing of Sworn Statements Pursuant to Section 21(a)(1) of the Exchange Act. Because of the alleged fraudulent certification and other alleged violations, the SEC sought a permanent injunction against HealthSouth and its chairman, civil money penalties against, and disgorgement of all ill-gotten gains or losses avoided by, both HealthSouth and its chairman and an order prohibiting the chairman from ever serving as an officer or director of a public company.

. . . .

If you have any questions about the issues addressed in this memorandum, please contact the attorney at White & Case LLP with whom you regularly discuss securities matters. Alternatively, you may contact one of the attorneys identified below.

. . . .

White & Case LLP client memoranda are prepared for the general information of our clients and other interested persons. This memorandum is not, and does not attempt to be, comprehensive in nature. Due to the general nature of its content, this memorandum is not and should not be regarded as legal advice.

This Memorandum, as well as other memoranda prepared by the Worldwide Securities Practice Group, is posted on the White & Case LLP Internet website at: www.whitecase.com.

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